     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 1998


                                                      REGISTRATION NO. 333-58421

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                                 FILETEK, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      7372
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   52-1343762
                                 (IRS EMPLOYER
                             IDENTIFICATION NUMBER)

                               ------------------

                              9400 KEY WEST AVENUE
                           ROCKVILLE, MARYLAND 20850
                                 (301) 251-0600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                          PRINCIPAL EXECUTIVE OFFICES)

                                WILLIAM THOMPSON
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                                 FILETEK, INC.
                              9400 KEY WEST AVENUE
                           ROCKVILLE, MARYLAND 20850
                                 (301) 251-0600

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ------------------
                                   Copies to:

                                    ELLIOT H. COLE,
  EDWIN M. MARTIN, JR., ESQUIRE         ESQUIRE                    DAVID J. SORIN, ESQUIRE
   NANCY A. SPANGLER, ESQUIRE    JOHN H. VOGEL, ESQUIRE          ANDREW P. GILBERT, ESQUIRE
     PIPER & MARBURY L.L.P.         PATTON BOGGS LLP     BUCHANAN INGERSOLL PROFESSIONAL CORPORATION
     1200 19TH STREET, N.W.       2550 M STREET, N.W.               500 COLLEGE ROAD EAST
     WASHINGTON, D.C. 20036      WASHINGTON, D.C. 20037             PRINCETON, N.J. 08540
         (202) 861-3900              (202) 457-6000                    (609) 987-6800

                               ------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]
---------

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED
       TITLE OF EACH CLASS OF SECURITIES TO                 MAXIMUM AGGREGATE                    AMOUNT OF
                   BE REGISTERED                            OFFERING PRICE(1)               REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------
Shares of Common Stock, par value $.01.............            $50,000,000                          $0
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(o) under the Securities Act.

(2) A registration fee of $14,750 was paid at the time of the initial filing of this registration statement.

                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED AUGUST 6, 1998

                                         SHARES

                          [FILETEK, INC. LOGO TO COME]
                                  COMMON STOCK

     Of the            shares of Common Stock offered hereby (the "Offering"),
           shares are being sold by FileTek, Inc. (the "Company") and shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price of the Common Stock will be between $           and $     per share. See
"Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Upon completion of the Offering, the Company's Chairman and Chief Executive Officer will beneficially own or have the
right to control approximately      % of the Company's outstanding shares of
Common Stock. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "FLTK."

     SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                                        Proceeds to
                                             Price to          Underwriting         Proceeds to           Selling
                                              Public            Discount(1)         Company(2)        Stockholders(2)
-----------------------------------------------------------------------------------------------------------------------
Per Share..............................          $                   $                   $                   $
Total(3)...............................          $                   $                   $                   $
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters.
(2) Before deducting expenses payable by the Company, estimated at $          .
(3) The Company and certain Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional
    and                shares of Common Stock, respectively, solely to cover
    over-allotments, if any. If the Underwriters exercise this option in full,
    the Price to Public will total $          , the Underwriting Discount will
    total $          , the Proceeds to Company will total $          and the
    Proceeds to Selling Stockholders will total $          . See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at
the offices of NationsBanc Montgomery Securities LLC on or about              ,
1998.
                            ------------------------
NationsBanc Montgomery Securities LLC
                         BancAmerica Robertson Stephens
                                                                    FAC/Equities

                                     , 1998

Graphic and text appearing on inside front cover of the Prospectus:

Headline:          FileTek's StorHouse
                   The Atomic Data Store Solution to Today's Management
                   Challenges

 [graphic depicting a StorHouse hub with its benefits depicted graphically and verbally]

Graphic text:      Centralized management of enterprise atomic data
                   Rapid access to all atomic data
                   Optimized data storage across storage hierarchy
                   Virtually unlimited atomic data scalability
                   Easy integration
                   Rapid ROI

Text: StorHouse provides cost-effective, timely access to enterprise-level atomic data.

                   Atomic Data: Transactional data at its most granular level.


[FileTek logo appears on this page.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Graphic and text appearing on left spread page of inside front cover of the
Prospectus:

Spread headline:   FileTek Enable Business Intelligence
                   Software that manages the storage of and access to atomic data generated by the enterprise.

Left Spread:

Text:              The Problem:     Valuable atomic data is difficult to
                                    access for business intelligence.

                 [graphic depicting a web of connections between various operation data sources (billing, accounting, customer service and orders and supplies) and decision support databases (operations, functional, department and data mining). Additional connections join the operational data sources and a disposal bin, and the billing and accounting sources and a graphic representing a file level archive.]

Text: Multiple data sources and extracts make access to atomic data slow, complex and costly.
                   Discarded data not available at all.
                   Operational data sources are not scalable and not designed for information query access.
                   Data stored off-line requires time consuming search of data files.
                   Data on-line is in summary form only and extraction can be costly and complex.

Graphic and text appearing on right spread page of inside front cover of the
Prospectus:

Text:              The Solution: StorHouse's Hub & Spoke architecture makes
                                 atomic data available for business
                                 intelligence.

                 [graphic depicting the hub and spoke architecture with StorHouse as the hub connecting to each operational data source and to each decision support database]

Text: StorHouse simplifies the management of multiple atomic data sources.

                   IT personnel have the tools they need to build, store and manage terabytes to petabytes of atomic data in a format easily accessible across the enterprise.

                   Corporate comptrollers preserve investments in existing technology because StorHose complements and interacts easily with current data warehouse systems.

                   Business analysts gain rapid response to selected requests for information.

                   Information planners achieve cost-effective distribution of data over storage assets.

                   All end-users have access to the specific data they need precisely when they need it.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

     FileTek, Inc. ("FileTek" or the "Company") develops, markets and supports integrated data storage and access management solutions that allow organizations to meet their business intelligence needs through efficient collection, storage and management of, and timely, shared access to, massive amounts of data at their most granular level ("atomic data"). The Company's recently released StorHouse products are capable of supporting volumes of relational and non-relational atomic data that are substantially larger than those which can be supported by conventional database technologies and at a significantly lower cost per unit of managed storage. Using StorHouse, organizations can optimize their data access requirements across a variety of low-cost media, such as tape and optical disk. StorHouse provides enterprise-wide access to data for an organization's business intelligence applications, while simultaneously managing storage resources efficiently. The Company is targeting the largest organizations within the Fortune 500, which generally have the most pressing need to store and access massive amounts of data, with a particular focus on the telecommunications, financial services and retail industries.


     The amount of data generated by IT systems is growing at an exponential rate. Business intelligence, which is critical to an organization's competitiveness, requires timely access to this data. Conventional data warehouses fail to meet organizations' business need to access atomic data for enterprise-wide business intelligence. Relational databases underlying conventional data warehouses cannot scale with the large and growing volumes of atomic data that organizations generate and need to store, manage and access. According to International Data Corporation ("IDC"), the data warehouse market was $8 billion in 1996 and is expected to grow to $24 billion by 2001. FileTek targets the atomic data store ("ADS") segment of the data warehouse market.


     The Company believes that its StorHouse solution has no practical limit to the amount of data it can manage. The solution enables organizations to convert transactional data generated by disparate operational systems into valuable business information. Organizations can use this information for business intelligence applications, enabling more informed business decision making. Unlike conventional relational databases that rely solely on the use of expensive magnetic disk, StorHouse employs its own relational database management system that accesses and manages data on multiple layers in the storage hierarchy, including high-capacity, low-cost, removable media, such as tape or optical disk. FileTek's technology leverages the investments that organizations have in their existing IT infrastructure by complementing rather than replacing current data storage, access and analysis solutions, running on a variety of platforms.

     The Company's objective is to be a leading provider of enterprise-wide integrated storage and access management solutions for massive volumes of atomic data in both relational and non-relational formats. To achieve this objective, the Company plans to maintain and extend its technological leadership, focus on customers with large ADS requirements, leverage its installed customer base, maintain its vertical focus, increase penetration of international markets and leverage its sales and marketing resources with strategic partnerships. The Company has a strategic relationship with Storage Technology Corporation ("STK") to jointly market and sell FileTek's ADS solution integrated with STK's disk and tape products.

     The Company has licensed current or previous generations of its products to more than fifty companies, including leading organizations such as Bear Stearns and Co., Inc. ("Bear Stearns"), Citibank, N.A. ("Citibank"), Morgan Stanley Dean Witter Trust F.S.B. ("Morgan Stanley"), Pacific Bell ("PacBell", now SBC Communications, Inc.), NationsBanc Services, Inc. ("NationsBank"), United Airlines, Inc. ("United Airlines") and U S West Communications, Inc. ("U S West"). Four of the Company's customers have already purchased the StorHouse solution. The Company sells its products primarily through its direct sales force based in the U.S.

     The Company was incorporated in Delaware in May 1984. Unless the context otherwise requires, references in this Prospectus to the "Company" and "FileTek" refer to FileTek, Inc. and its consolidated subsidiary, FileTek UK Limited ("FileTek UK"). The Company's principal executive offices are located at 9400 Key West Avenue, Rockville, Maryland 20850. The Company's telephone number at that address is (301) 251-0600.

                                  THE OFFERING

Common Stock offered by the
Company.............................                    shares

Common Stock offered by the Selling
  Stockholders......................                    shares

Common Stock to be outstanding after
the Offering........................                    shares (1)

Use of proceeds.....................     For working capital and other general
                                         corporate purposes including the
                                         expansion of sales and marketing,
                                         customer support and product
                                         development activities, international
                                         expansion, capital expenditures and
                                         possible acquisitions. See "Use of
                                         Proceeds."

Proposed Nasdaq National Market
symbol..............................     FLTK
---------------

(1) Based on the number of shares of Common Stock outstanding on July 31, 1998,
    plus     shares of Common Stock issuable upon exercise of stock options to be exercised immediately prior to the closing of the Offering. Excludes (i) 1,092,663 shares of Common Stock subject to outstanding options under the 1990 Stock Option Incentive Plan as of July 31, 1998, at a weighted average exercise price of $1.70 per share, of which options for 541,968 shares were exercisable, and 257,147 shares available for issuance pursuant to future options; (ii) 529,352 shares of Common Stock subject to outstanding options as of July 31, 1998 under the 1990 Non-qualified Stock Option Plan, at a weighted average exercise price of $1.02, all of which were exercisable, and 3,898 shares available for issuance pursuant to future options; (iii) 1,500,000 shares of Common Stock reserved for issuance under the 1998
    Omnibus Stock Plan, none of which are outstanding; (iv)             shares
    of Common Stock reserved for issuance under the 1998 Directors' Stock Option Plan, none of which are outstanding (collectively, the "Stock Plans"); and
    (v) 508,557 shares of Common Stock reserved for issuance for outstanding options not granted under the Stock Plans as of July 31, 1998, at an average exercise price of $1.68 per share, of which options for 480,432 shares were exercisable. See "Risk Factors -- Shares Eligible for Future Sale" and "Management -- Employee Benefit Plans."


                      SUMMARY CONSOLIDATED FINANCIAL DATA
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                                     SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,                           ENDED JUNE 30,
                              --------------------------------------------------------------   -----------------------
                                 1993         1994         1995         1996       1997(1)        1997         1998
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                     (UNAUDITED)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Revenues....................  $   19,720   $   13,856   $   22,387   $   17,789   $   23,699   $   11,298   $   18,994
Gross profit................      10,877        6,161       11,455        3,666       12,022        5,588       10,512
Net income (loss) before
  taxes.....................         933       (3,911)       2,715       (6,661)       1,824          743        4,833
Net income (loss)...........         886       (3,922)       2,697       (6,708)       1,509          656        4,833
Basic net income per
  share(2)..................                                                      $   187.00   $    83.38   $    56.21
Basic weighted average
  shares outstanding(2).....                                                           8,070        7,860       85,974
Diluted net income per
  share(2)..................                                                      $     0.17   $     0.07   $     0.49
Diluted weighted average
  shares outstanding(2).....                                                       8,777,740    8,808,297    9,836,168



                                                                    JUNE 30, 1998
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(3)
                                                               ------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 7,807
Working capital.............................................    3,535
Total assets................................................   21,993
Capital lease obligations, net of current portion...........      325
Stockholders' equity........................................    7,168


---------------
(1) See Note 2 of Notes to Consolidated Financial Statements, which addresses the comparability of financial results for the periods presented.
(2) For a description of the basic and diluted earnings per share ("EPS") calculations and the basic and diluted weighted average shares outstanding, see Notes 2 and 12 of Notes to Consolidated Financial Statements.
(3) Adjusted to give effect to (i) the sale by the Company of             shares
    of Common Stock offered hereby and the application of the estimated net proceeds therefrom and (ii) the exercise of stock options to purchase shares of Common Stock at an exercise price of approximately
    $        per share, which exercise will occur immediately prior to the closing of the Offering. See "Use of Proceeds" and "Capitalization."

                           FORWARD-LOOKING STATEMENTS

     Information contained in this Prospectus includes "forward-looking statements" that are based largely on the Company's current expectations and are subject to a number of risks and uncertainties. The Company faces many risks and uncertainties, including those described in this Prospectus under the caption "Risk Factors." Because of these many risks and uncertainties, the Company's actual results may differ materially from any results presented in or implied by the forward-looking statements included in this Prospectus.
                            ------------------------


     Except as otherwise indicated, all information in this Prospectus: (i) assumes no exercise of the Underwriters' over-allotment option; (ii) reflects a three-for-two split of the Company's Common Stock, effected in the form of a stock dividend in June 1998; and (iii) assumes the conversion of the Company's convertible preferred stock (the "Convertible Preferred Stock") into 8,719,440 shares of Common Stock upon the closing of the Offering. See "Description of Capital Stock" and "Underwriting." A glossary of terms used herein appears at page 59.

                            ------------------------

     FileTek, StorHouse, Storage Machine and AMMO-II are registered trademarks of FileTek, Inc. Web-AMMO, VROM, LAN-AMMO and StorHouse/SM, are trademarks that are used by FileTek, Inc. All other trademarks used in this Prospectus are the property of their respective owners.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

VARIABILITY IN QUARTERLY RESULTS

     The Company has experienced, and expects to continue to experience, significant fluctuations in quarterly operating results caused by a number of factors, many of which are outside the Company's control. Such factors include, but are not limited to: (i) the volume, timing and mix of orders received during the quarter, which are difficult to forecast; (ii) the timing and customer acceptance of new products or product enhancements introduced by the Company or its competitors; (iii) changes in pricing policies by the Company or its competitors; (iv) market acceptance of and changes in demand for the Company's products; (v) the length and unpredictability of the sales cycle associated with the Company's systems; (vi) the amount of deferred revenue at the beginning of the quarter to be amortized to revenue during the quarter and deferrals, if any, established for transactions consummated in the quarter; (vii) customer budgetary constraints and spending patterns; (viii) the Company's ability to attract and retain key personnel, including sales personnel; (ix) personnel changes and changes in the timing and level of operating expenses; (x) fluctuations in foreign exchange rates; and (xi) changes in general economic conditions.

     Products are generally shipped as orders are received, and accordingly, the Company has operated with relatively small backlog. A single order can represent a significant percentage of the Company's revenue for any quarter. In addition, a substantial portion of the Company's shipments has occurred and may continue to occur near the end of a quarter. Delivering a product or closing a sale after the close of a quarter can cause revenues and operating results to fall significantly short of anticipated levels for such quarter. Accordingly, the Company's quarterly operating results are difficult to predict. Further, the Company incurs significant fixed costs based upon its expectations as to future revenue that may never be achieved. Such expenditures include continued investment in research and development, the establishment of a worldwide customer support capability, the building of a sales and sales support staff, and the hiring of administrative staff and the investment in related capital equipment. The timing of expansion and the rate and extent to which new sales personnel become productive could also cause material fluctuations in the Company's quarterly operating results. To the extent that such expenses are not subsequently followed by appropriate levels of increased revenues, the Company's business, financial condition and results of operations may be materially adversely affected.

     Due to these factors, the Company believes that period-to-period comparisons of its operating results may not be necessarily meaningful and should not be relied upon as indications of future performance. There can be no assurance that the Company will be profitable on a quarter-to-quarter basis in the future. In the future the Company's operating results may at times fall below expectations of analysts and investors and, in such event, the price of the Company's Common Stock will likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company derives its revenue primarily from the sale of large systems and recognizes revenue in accordance with Statement of Position 97-2 ("SOP 97-2"), Software Revenue Recognition, issued by the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants in October 1997. In general terms, SOP 97-2 requires revenue earned on software arrangements involving multiple elements, such as additional software products, upgrades and enhancements, rights to exchange or return software, postcontract customer support ("PCS"), or services, including elements deliverable only on a when-and-if-available basis, to be allocated to the various elements of such sale based on vendor-specific objective evidence ("VSOE") of fair values allocable to each such element. If sufficient VSOE of fair values does not exist, all revenue from the sale could be deferred until such sufficient evidence exists, or until all elements have satisfied the requirements for revenue recognition. SOP 97-2 is newly issued and has not yet been subject to interpretation in practice or in applicable accounting guidelines. There can be no assurance that the future application of, or subsequent interpretations or amendment of, SOP 97-2 will not require the Company to defer the recognition of certain elements of revenue or result in revenue patterns that are materially different from historical periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Consolidated Financial Statements.

LIMITED PROFITABILITY; ACCUMULATED DEFICIT; UNCERTAIN FUTURE OPERATING RESULTS


     The Company has incurred substantial net losses from time to time, including net losses of $6.7 million in 1996. As of June 30, 1998, the Company had an accumulated deficit of approximately $13.8 million. Although the Company has had six consecutive quarters of profitability beginning with the first quarter of 1997, there can be no assurance that the Company will remain profitable on a quarterly or annual basis. While the Company achieved significant revenue growth in 1997 and the first two quarters of 1998, the Company does not expect to sustain the same rate of revenue growth in future periods. In addition, the Company intends to increase its operating expenses significantly in the remainder of 1998 and thereafter. Therefore, the Company's operating results will be adversely affected if revenue does not increase at corresponding levels. The Company's financial prospects must be considered in light of the risks, expenses and difficulties frequently encountered by emerging companies, particularly companies leading product development in evolving markets. To address these risks, the Company must, among other things, successfully increase the scope of its operations, respond to competitive developments and changes in general economic conditions, continue to attract, retain and motivate qualified personnel and continue to commercialize products incorporating advanced technologies. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


LONG AND UNPREDICTABLE SALES CYCLE

     The Company believes that the purchase or license of its products is discretionary and represents a strategic decision involving significant capital investments by its customers, requiring executive-level approval of investment and system architecture. The time between initial customer contact and execution of a sales or license agreement associated with the initial purchase of the Company's products is typically no less than six months and can be 18 months or longer. Such purchasing and licensing decisions are subject to a number of significant risks and delays over which the Company has little or no control, such as the customer's budgetary constraints and changes in purchasing priorities. Further, to the extent that potential customers divert resources and attention to issues associated with the Year 2000 issue, such sales cycle could be extended. During the course of the sales cycle, the competitive environment in which the Company operates may change significantly due to the introduction of new products in the marketplace or changes in pricing policies of competitors. Customers' budgetary constraints and purchasing priorities may also change significantly prior to the completion of a sales cycle, such as when a prospective customer is acquired or merges with another entity. As a result, the Company may expend significant resources pursuing potential sales that do not become consummated and its business, financial condition and results of operations could be in the future, as they have been in the past, materially adversely affected if customers or prospective customers delay, reduce or cancel orders. See "-- Variability in Quarterly Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRODUCT CONCENTRATION; MARKET ACCEPTANCE; NEW PRODUCT


     The Company derives substantially all of its revenues from the license of its StorHouse and Storage Machine software products, the sale of related third-party hardware and the provision of maintenance and other services. The Company is concentrating its future marketing on its StorHouse products that were first released in 1997. The Company expects that revenues from StorHouse products will become the primary source of its product revenues in the future. As of July 31, 1998, the Company had sold to four customers a total of nine StorHouse systems, five of which were for ADS uses and two of which included StorHouse/RM. The Company's future operating results are dependent upon establishing a sustained market for these new products. In addition, a reduction in demand for these products due to increased competition, a general decline in the market, product obsolescence or otherwise would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such sustained market acceptance can be established and the failure to accomplish this goal would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Products and Technology."

CUSTOMER CONCENTRATION


     The Company is dependent on a small number of customers for a substantial portion of its revenues. In 1995, AT&T Corp. ("AT&T"), U S West and PacBell accounted for 11.7%, 12.0% and 13.8%, respectively, of the Company's revenues. In 1996, AT&T and Bank of America National Trust and Savings Association ("Bank of America"), accounted for 12.5% and 10.1%, respectively, of the Company's revenues. In 1997, AT&T and U S West accounted for 19.7% and 10.8%, respectively, of the Company's revenues. For the six months ended June 30, 1998, the Company's five largest customers accounted for a total of 74.2% of revenues. The Company expects that it will continue to be dependent upon a limited number of new and existing customers for a significant portion of its revenues, although such customers are expected to vary. As a result, the failure by the Company to successfully sell its products or services to one or more targeted new or existing customers in any particular period, the deferral or cancellation of orders by one or more of these customers, or the loss of a major customer, could have a material adverse effect on the Company's business, financial condition and results of operations. None of the Company's customers have entered into an agreement requiring ongoing minimum purchases from the Company. There can be no assurance that these customers will be a source of revenues in the future. See "Business -- Customers."


DEPENDENCE ON GROWTH OF KEY MARKETS

     The markets for atomic data stores, data warehouses and business intelligence solutions continue to emerge. The Company's future financial performance will depend to a large extent on the increasing number of organizations that adopt data warehouses for atomic data storage to improve business intelligence. There can be no assurance that these markets will grow or that the Company will be successful. If these markets fail to grow, or grow more slowly than the Company currently anticipates, the Company's business, financial condition and results of operations will be materially adversely affected. Historically, the software industry has experienced significant periodic downturns, often in connection with, or in anticipation of, major releases of new technology and products, which can affect the timing and size of orders from customers. The Company's business, financial condition and results of operations may in the future reflect substantial fluctuations from period to period as a consequence of periodic downturns in the software industry, as well as general economic conditions. See "Business -- Industry Background."

COMPETITION

     The market for the Company's products is intensely competitive and subject to rapid change. The Company's products compete with other storage, storage management and database products offered by a number of vendors, including EMC Corporation ("EMC"), International Business Machines Corporation ("IBM"), Microsoft Corporation ("Microsoft"), NCR Corporation ("NCR") and Oracle Corporation ("Oracle"). These vendors have substantially greater resources and market influence than FileTek. There are relatively low barriers to entry in the software market, and thus the Company expects additional competition from other established and emerging companies if the ADS market develops. The development of new technologies or products by others could have a material adverse impact on the Company's business. There is also a substantial risk that announcement of competing products by large competitors could result in the cancellation or delay of customer orders in anticipation of the introduction of such new products. Many of the Company's competitors have well-established relationships with current and potential customers of the Company, have extensive knowledge of the relational database industry and are capable of offering a single vendor solution. As a result, the Company's competitors may be able to respond more quickly to new or emerging technologies and changes in products than can the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Furthermore, increased price competition, particularly with respect to hardware resales, may result in downward pressure on the Company's gross margins and could have a material adverse effect on the Company's gross margins and operating results. New product introductions by the Company's competitors or by the Company itself could cause a decline in sales and intensified price-based competition, particularly at the end of a product life cycle, resulting in lower prices and adversely affecting the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition and results of operations. See "Business -- Competition" and "-- Proprietary Rights."

RAPID TECHNOLOGICAL CHANGE AND DEPENDENCE ON NEW PRODUCTS

     The market for mass data storage and access management products is characterized by a high degree of technological change, frequent product introductions, evolving industry standards and changes in end-user requirements. The introduction of competitive products embodying new technologies or the emergence of new industry standards could render the Company's existing products obsolete and unmarketable. A significant benefit of the Company's StorHouse products is their ability to optimize the use of optical and tape storage devices that are less costly than magnetic disk devices. There can be no assurance that such benefit will remain or that some other storage technology will not render obsolete the benefits of the FileTek technology. The Company's financial prospects will depend in part on its ability to enhance existing products and to develop and introduce new products to meet diverse and evolving customer requirements and keep pace with technological developments and emerging industry standards such as new operating systems, hardware platforms, user interfaces and storage media. The development of new products or enhanced versions of existing products and services entails significant technical complexities. There can be no assurance that the Company will be successful in developing and marketing product enhancements or new products that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development and marketing of these products and enhancements, or that any new products and product enhancements it may introduce will achieve market acceptance. See
"-- Risk of Product Defects; Product Liability" and "Business -- Industry Background."

     The Company makes substantial investments in product research and new product development. The Company intends to continually enhance StorHouse and related products. Any significant delay in the introduction of future enhancements could adversely affect the Company's competitive position. Further, the announcement of new products by the Company can result in a diminished rate of sale for the Company's existing products as customers anticipate new product introductions. From time to time, the Company may temporarily suspend or delay shipments or divert development resources from other projects to correct such product deficiencies detected after shipping. The effort to identify and correct bugs and make design changes typically is expensive and time consuming. Failure to correct product deficiencies in a timely manner in the future could result in a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will succeed in developing and introducing new products and product improvements that respond to technological change in a timely fashion or that its products will achieve substantial widespread market acceptance. See "Business -- Research and Development."

MANAGEMENT OF GROWTH

     The Company intends to increase the size of its sales and marketing force and to otherwise increase its workforce to address anticipated growth in sales. The Company's operating results will be adversely affected if revenues do not increase sufficiently to compensate for the increase in operating expenses caused by further expansion. In addition, the Company's planned expansion of operations may cause significant strain on its management, technical, administrative, financial and operational resources, and result in increased demands on its internal systems, procedures and controls. To manage its growth effectively, the Company must continue to improve and expand its existing resources and management information systems and attract, train and motivate qualified employees. If the Company is unable to manage future growth effectively, its business, financial condition and results of operations will be adversely affected.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree upon the continued contributions and performance of its key management, software development, engineering, customer support and sales and marketing personnel, many of whom would be difficult to replace and all of whom are employees at will. The loss of services of such key personnel could adversely affect the Company's business, financial condition and results of operations.

     The Company's success also is highly dependent on its continuing ability to identify, hire, train, motivate and retain highly qualified management, technical and sales and marketing personnel. Competition for such personnel is intense, and the Company believes that there is a shortage of qualified personnel with the skills required to manage, develop, sell and market its solutions and enhancements in today's highly competitive environment. In particular, the Company intends to significantly increase its sales and marketing personnel. The competition for quality sales personnel is intense. The Company believes that it may have difficulty recruiting such personnel given the high level of technical expertise required and the Company's lengthy sales cycle. There can be no assurance that the Company will be able to attract, assimilate or retain highly qualified personnel in the future. The inability to attract and retain the necessary personnel would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Employees" and "Management."

YEAR 2000 COMPLIANCE

     Many currently installed operating systems and software products are coded to accept only two digit entries in the date code field. These date code fields need additional digits to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. A limited number of the Company's older products, to the best of the Company's knowledge, are not Year 2000 compliant, and customers that have licensed such products have been advised of this fact. The Company has provided certain warranties on such older products and has committed to consult with its customers to ensure Year 2000 compliance for such products. The Company believes, based upon initial testing and the use of a proper method of date storage in the development process, that its StorHouse software products licensed to its customers are Year 2000 compliant and has so warranted to its customers. However, the Company has not completed a comprehensive test of its StorHouse software products to determine whether they are Year 2000 compliant. The Solaris operating system in the Sun Microsystems, Inc. ("Sun") servers resold by the Company is not Year 2000 compliant, but Sun has announced that it will provide its licensees with revised versions that are Year 2000 compliant which the Company will then provide to its customers. There can be no assurance that software incorporated within the Company's products, whether developed by the Company or third parties, will not experience Year 2000 compliance difficulties, or that such difficulties will not have a material adverse effect on the operation of the Company's products and the Company's resulting business, financial condition and results of operations. The Company has established no reserves for expenses associated with correcting Year 2000 issues or for any liabilities associated with such non-compliance.

     The Company believes that the purchasing patterns of customers and potential customers may be significantly affected by Year 2000 issues. Many companies are expending significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase software products such as those offered by the Company.

RISKS ASSOCIATED WITH EXPANSION OF INDIRECT SALES CHANNELS

     To date, the Company has sold its products principally through its direct sales channel. An integral part of the Company's strategy is to develop a channel of international distributors and strategic partners. The Company's indirect channels have accounted for limited revenues to date. The Company intends to continue investing resources to develop such channels, which could adversely affect the Company's operating results if the Company's efforts do not generate significant increases in sales and license revenues. There can be no assurance that the Company will be able to attract distributors and strategic partners that will be able to market the Company's products effectively and will be qualified to provide timely and cost-effective customer support and service. The inability to recruit distributors and strategic partners could adversely affect the Company's business, financial condition and results of operations. See "Business -- Sales and Marketing."

DEPENDENCE ON SUPPLIERS

     The Company's StorHouse software products currently run only on servers manufactured and supplied by Sun. The Company is an authorized reseller of such Sun products. In the event that Sun withdraws this authorization, or if the Sun products lose their market acceptance due to obsolescence or other factors, the Company's business, financial condition and results of operations would be adversely affected. Further, the time and cost associated with porting the StorHouse software products to another platform will likely have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's products currently interface with storage devices manufactured by a limited number of vendors. In the event the Company is required to develop interfaces with other vendors' storage devices, the time and cost associated with such development could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products and Technology."

RISKS OF PRODUCT DEFECTS; PRODUCT LIABILITY

     The Company offers third-party hardware and software and its own software as part of its integrated solution. The software incorporated in the Company's products is complex and may contain errors, failures or defects, especially when first introduced or when new versions or enhancements are released. The Company has in the past discovered software errors and hardware defects in certain of its products and has experienced delays in shipments of products during the period required to correct these errors. Despite testing by the Company and by current and potential customers, there can be no assurance that defects and errors will not be found in new versions or enhancements of existing products or in new products, after commencement of commercial shipments. Any such defects and errors could result in adverse customer reactions, delays in market acceptance, expensive product changes, diversion of development resources, increases in service or warranty costs or loss of revenues, any of which could have a material adverse effect upon the Company's business, financial condition and results of operations. The Company's agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability and other warranty claims. It is possible, however, that the limitation of liability provisions and efforts to exclude certain warranties contained in the agreements may not be effective under the laws of certain jurisdictions. Although the Company has not experienced any product liability claims to date, there can be no assurance that the sale and support of products by the Company may not subject the Company to such claims in the future. The Company maintains general liability and excess liability (umbrella form) insurance, but does not maintain product liability insurance. A successful product liability claim brought against the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT

     The Company relies on a combination of copyright, patent, trademark and trade secret laws together with confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the Company licenses rather than sells its software and requires licensees to enter into license agreements, which impose restrictions on licensees' ability to use the software. In addition, the Company seeks to avoid disclosure of its trade secrets by various means, including but not limited to, requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company. The Company has entered into source code escrow agreements with a number of its customers requiring release of source code under certain conditions. Such agreements provide that such parties will have a limited, non-exclusive right to use such code in the event that the Company fails to meet its maintenance and certain other obligations. The provision of source code in escrow may increase the possibility of misappropriation by third parties. The Company currently has three U.S. patents protecting certain methods and techniques used in the software incorporated in the Company's products. There can be no assurances, however, that the Company's patents will not be invalidated, circumvented or challenged, or that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's future patent applications, if any, will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around any patent that is owned or may come to be owned by the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's proprietary technology and patents is difficult. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop and exploit similar technology. The Company has not been notified that its products infringe the proprietary rights of others. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all, which, in either event, could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Proprietary Rights."

INTERNATIONAL OPERATIONS

     International sales accounted for 5.9% of the Company's revenue in 1997. The Company maintains a sales office in London, England. The Company intends to continue to expand its international operations and enter additional international markets, which will require significant management attention and financial resources and could adversely affect the Company's business, financial condition and results of operations. In order to expand international sales successfully, the Company must hire additional personnel and/or recruit additional international distributors. Additional risks inherent in the Company's international business activities generally include unexpected changes in currency exchange rates, regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in managing international operations, potentially adverse tax consequences including restrictions on the repatriation of earnings, weaker intellectual property protection and the burdens of complying with a wide variety of foreign and U.S. laws. There can be no assurance that such factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussions and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

FUTURE ACQUISITIONS

     The Company may in the future pursue acquisitions of complementary product lines or businesses. Future acquisitions by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt or amortization expenses related to goodwill and other intangible assets, which could adversely affect the Company's profitability or earnings per share. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, and the potential loss of key employees of the acquired company. There are currently no negotiations, commitments or agreements with respect to any acquisition. In the event that such an acquisition does occur, however, no assurance can be given as to the effect thereof on the Company's business, financial condition and results of operations.

CONTROL BY EXISTING STOCKHOLDERS; FACTORS INHIBITING TAKEOVER

     Following this Offering, Mr. Thompson will beneficially own or have the
right to control approximately      % of the Company's outstanding shares of
Common Stock. Accordingly, Mr. Thompson will continue to control the outcome of all corporate stockholder actions, including the election of directors and the approval of transactions involving a change in control of the Company. See "Principal and Selling Stockholders."

     The Company's Amended and Restated Certificate of Incorporation provides that shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, at a price and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued. The issuance of shares of Preferred Stock, while potentially providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present intent to issue any shares of Preferred Stock. The Company is also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of the Company. The foregoing provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interest. See "Description of Capital Stock -- Delaware Law and Certain Provisions of the Company's Amended and Restated Certificate of Incorporation and Bylaws."

BENEFITS OF THE OFFERING TO CURRENT STOCKHOLDERS

     The completion of this Offering will provide significant benefits to the current stockholders of the Company, including certain of its directors and officers. The Company will not receive any of the net proceeds from the sale of shares by the Selling Stockholders, which will be approximately $
million in the aggregate. The completion of this Offering will also create a public market for the Common Stock and thereby is likely to substantially increase the market value of the Common Stock held by current stockholders. Upon the closing of this Offering, the difference between the aggregate purchase price paid by all of the Company's current stockholders for their shares and the
aggregate market value of such shares will be approximately $          million.

NO PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial offering price for Common Stock to be sold by the Company and the Selling Stockholders will be determined by agreement among the Company, the Selling Stockholders and the Underwriters and will not necessarily be indicative of the market price at which the Company's Common Stock will trade after this Offering. See "Underwriting." Factors such as announcements of new products or technological innovations by the Company or its competitors, as well as quarterly variations in the Company's operating results, or failure by the Company to meet expectations of securities analysts may cause the market price of the Company's stock to fluctuate significantly. In addition, the stock market in recent years has experienced extreme price and volume fluctuations which have particularly affected the market prices of many high technology stock issues and which have often been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations, as well as general economic conditions, may adversely affect the market price of the Company's Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of shares of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. Upon completion of this Offering, the Company will have outstanding
               shares of Common Stock. The                shares offered hereby
will be freely tradable in the public market. The remaining
shares outstanding are restricted securities which may be traded in accordance with an exemption from registration. As of the date of this Prospectus, except
for the                shares offered hereby, substantially all of the
outstanding shares of Common Stock and substantially all of the shares of Common Stock underlying options, are subject to lock-up agreements (the "Lock-up Agreements") with the Representatives of the Underwriters. Stockholders and optionees executing Lock-up Agreement may not sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of their securities subject to the respective Lock-up Agreements for 180 days after the date of this Prospectus. NationsBanc Montgomery Securities LLC may, in its sole discretion, release any or all securities subject to Lock-up Agreements at any time or from time to time without notice. Upon expiration of the Lock-up Agreements 180 days after the
date of this Prospectus, approximately                additional shares of
Common Stock (including                shares of Common Stock which may be
acquired upon the exercise of outstanding options) will be available for sale in the public market, subject to the provisions of Rule 144 or Rule 701 of the Securities Act of 1933, as amended. The Company intends to register the sale of
approximately                shares of Common Stock issuable under its Stock
Option Plans following the 90th day after the date of this Prospectus. The Company is unable to predict the effect that sales made under Rule 144, Rule 701 or other exemptions from registration may have on the then-prevailing market price of the Common Stock. Sales pursuant to Rule 144, Rule 701 or other exemptions from registration may have an adverse effect on the market price for the Common Stock and could impair the Company's ability to raise additional capital through subsequent offerings of its equity securities. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."


IMMEDIATE AND SUBSTANTIAL DILUTION


     The assumed initial offering price is substantially higher than the book value per share of the Common Stock. Investors purchasing shares of Common Stock in this Offering will therefore incur immediate and substantial dilution of
$       per share in the net tangible book value per share of Common Stock
(after deducting the underwriting discount and estimated offering expenses payable by the Company). To the extent outstanding options to purchase Common Stock are exercised, there will be further dilution. See "Dilution" and "Shares Eligible for Future Sale."


DISCRETIONARY USE OF PROCEEDS


     The primary purposes of this Offering are to increase the Company's working and equity capital, create a public market for the Company's Common Stock, facilitate future access to public markets, and increase the Company's visibility and credibility in its marketplace. As of the date of this Prospectus, the Company has no specific plans to use substantially all of the proceeds of this Offering. As a consequence, the Company will have the discretion to allocate a large percentage of such proceeds to uses that the stockholders may not deem desirable, and there can be no assurance that the proceeds can or will be invested to yield a significant return. See "Use of Proceeds."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the                shares
of Common Stock offered by the Company are estimated to be approximately
$          million ($          million if the Underwriters' over-allotment
option is exercised in full), assuming an initial public offering price of
$     per share and after deducting the estimated underwriting discounts and estimated expenses payable by the Company in connection with the Offering. The Company will not receive any proceeds from the sale of shares of Common Stock offered by the Selling Stockholders. See "Principal and Selling Stockholders."


     The primary purposes of this Offering are to increase the Company's working and equity capital, create a public market for the Company's Common Stock, facilitate access to public markets and increase the Company's visibility and credibility in its marketplace. The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes, including expansion of the Company's sales and marketing, customer support and product development activities, international expansion, capital expenditures and possible acquisitions, however the Company currently has no specific plans for the use of the proceeds of the Offering. See "Risk Factors -- Discretionary Use of Proceeds."


     From time to time in the ordinary course of business, the Company expects to evaluate the acquisition of businesses, products and technologies that complement the Company's business for which portion of the net proceeds may be used. Currently, however, the Company does not have any understandings, commitments or agreements with respect to any such acquisitions. Pending application of the net proceeds for the purposes described above, the Company intends to invest such funds in short-term, investment-grade, interest bearing securities.

                                DIVIDEND POLICY

     The Company currently anticipates that it will retain all future earnings for use in its business and does not anticipate that it will pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, capital requirements, general business conditions, contractual restrictions on payment of dividends, if any, legal and regulatory restrictions on payment of dividends, and other factors the Company's Board of Directors may deem relevant. In addition, the Company's existing bank line of credit prohibits the payment of cash dividends without prior approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth, as of June 30, 1998, (i) the actual capitalization of the Company, and (ii) the capitalization of the Company on a pro forma basis reflecting the conversion of all outstanding shares of convertible preferred stock into 8,719,440 shares of Common Stock upon the closing of the Offering as adjusted to give effect to the sale of shares of Common Stock offered by the Company hereby (at an
assumed initial public offering price of $     per share) and the application of
the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.



                                                                  JUNE 30, 1998
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                               (IN THOUSANDS EXCEPT
                                                                   SHARE DATA)
Capital lease obligations, net of current portion...........  $    325    $
Stockholders' equity (deficit):
  Preferred stock, Series A: $.01 par value, 4,500,000
     shares authorized, 3,669,986 shares issued and
     outstanding, actual; 4,500,000 shares authorized, no
     shares issued or outstanding, pro forma, as adjusted...        37
  Preferred stock, Series B: $.01 par value, 2,400,000
     shares authorized, 2,142,973 shares issued and
     outstanding, actual; 2,400,000 shares authorized, no
     shares issued or outstanding, pro forma, as adjusted...        21
  Common stock: $.01 par value,           shares authorized,
     87,417 shares issued and outstanding, actual;
               shares authorized,
               issued and outstanding, pro forma, as
      adjusted (1)..........................................         1
  Additional capital........................................    21,559
  Accumulated deficit.......................................   (13,795)
  Unearned compensatory stock options.......................      (652)
  Cumulative foreign currency translations..................        (3)
                                                              --------    --------
          Total stockholders' equity........................     7,168
                                                              --------    --------
          Total capitalization..............................  $  7,493    $
                                                              ========    ========


---------------

(1) Includes          shares of Common Stock issuable upon exercise of stock
    options to be exercised immediately prior to the closing of the Offering. Excludes (i) 1,092,663 shares of Common Stock subject to outstanding options as of June 30, 1998, under the 1990 Stock Option Incentive Plan, at a weighted average exercise price of $1.70 per share, of which options for 540,676 shares were exercisable, and 256,470 shares available for issuance pursuant to future options; (ii) 529,352 shares of Common Stock subject to outstanding options as of June 30, 1998, under the 1990 Non-qualified Stock Option Plan at a weighted average exercise price of $1.02, all of which were exercisable, and 3,898 shares available for issuance pursuant to future options; (iii) 1,500,000 shares of Common Stock reserved for issuance under the 1998 Omnibus Stock Plan, none of which are outstanding; (iv)
          shares of Common Stock reserved for issuance under the 1998 Directors' Stock Option Plan, none of which are outstanding; and (v) 508,557 shares of Common Stock reserved for issuance for outstanding options not granted under the Stock Plans, at an average exercise price of $1.68 per share, of which options for 474,807 shares were exercisable. See "Risk Factors -- Shares Eligible for Future Sale" and "Management -- Employee Benefit Plans."

                                    DILUTION


     The pro forma net tangible book value of the Company's Common Stock as of June 30, 1998, giving effect to the conversion of all outstanding Preferred Stock into Common Stock upon the closing of this Offering, was approximately $6.5 million or $0.74 per share. "Pro forma net tangible book value" per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the 8,806,857 shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this Offering at an
assumed initial public offering price of $     per share and the application of
the estimated net proceeds therefrom. After giving effect to the sale of shares of Common Stock in this Offering at the initial public
offering price of $     per share and the application of the estimated net
proceeds therefrom, the pro forma net tangible book value of the Company as of
June 30, 1998 would have been $          , or $     per share. This represents
an immediate increase in net tangible book value of $     per share to existing
stockholders and an immediate dilution of $     per share to purchasers of
Common Stock in the Offering. The following table illustrates the per share dilution in net tangible book value to new purchasers:



Assumed initial public offering price per share.............             $
  Pro forma net tangible book value per share as of June 30,
     1998...................................................   $0.74
  Pro forma increase per share attributable to new
     investors..............................................
                                                               -----
Pro forma net tangible book value after the Offering........
                                                                         -------
Pro forma dilution per share to new investors...............             $
                                                                         =======



     The following table summarizes on a pro forma basis as of June 30, 1998, the total number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and the new investors (at an assumed initial public
offering price of $     per share and without giving effect to the underwriting
discount and estimated offering expenses):



                                             SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                            -------------------    ---------------------      PRICE
                                             NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                            ---------   -------    -----------   -------    ---------
Existing stockholders(1)(2)...............  8,806,857         %    $20,965,728         %      $2.38
New stockholders..........................
                                            ---------    -----     -----------    -----
     Totals...............................               100.0%    $              100.0%
                                            =========    =====     ===========    =====


---------------
(1) Sales by the Selling Stockholders in this Offering will reduce the number of shares of Common Stock held by existing stockholders to
    shares, or      % of the total number of shares of Common Stock to be
    outstanding after this Offering (     % if the Underwriters' over-allotment
    option is exercised in full), and will increase the number of shares of
    Common Stock held by new investors to                , or      % of the
    total number of shares to be outstanding (               shares or      % if
    the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Stockholders."

(2) Includes                shares of Common Stock issuable upon exercise of
    stock options to be exercised immediately prior to the closing of this
    Offering at an exercise price of approximately $     per share.


     The foregoing tables exclude 2,130,572 shares reserved for issuance upon the exercise of stock options outstanding at June 30, 1998 under the Company's Stock Plans at a weighted average exercise price of $1.53 per share. To the extent such options are exercised, there will be further dilution to new investors. See "Management -- Employee Benefit Plans" and Note 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data of the Company set forth below should be read in conjunction with the Consolidated Financial Statements of the Company, including the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1996 and 1997, have been derived from, and are qualified by reference in the Company's consolidated financial statements audited by Ernst & Young LLP, independent auditors. The statement of operations data for the years ended December 31, 1993 and 1994 and the balance sheet data as of December 31, 1993, 1994 and 1995 are derived from audited financial statements not included herein. The interim consolidated financial data set forth below for the six-month periods ended June 30, 1997 and 1998 has been derived from the unaudited consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of the financial position and results of operations for the period. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998.



                                                                                                            SIX MONTHS
                                                              YEAR ENDED DECEMBER 31,                     ENDED JUNE 30,
                                                 --------------------------------------------------   -----------------------
                                                  1993      1994      1995      1996      1997(1)        1997         1998
                                                 -------   -------   -------   -------   ----------   ----------   ----------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.......................................  $19,720   $13,856   $22,387   $17,789   $   23,699   $   11,298   $   18,994
Cost of revenues...............................    8,843     7,695    10,932    14,123       11,677        5,710        8,482
                                                 -------   -------   -------   -------   ----------   ----------   ----------
Gross profit...................................   10,877     6,161    11,455     3,666       12,022        5,588       10,512
                                                 -------   -------   -------   -------   ----------   ----------   ----------
Operating expenses:
  Sales and marketing..........................    6,062     6,246     5,763     5,044        3,891        1,870        2,488
  Research and development.....................    2,546     2,064     1,068     3,180        3,646        1,790        1,943
  General and administrative...................    1,194     1,520     1,805     1,746        2,148          858        1,529
                                                 -------   -------   -------   -------   ----------   ----------   ----------
    Total operating expenses...................    9,802     9,830     8,636     9,970        9,685        4,518        5,960
                                                 -------   -------   -------   -------   ----------   ----------   ----------
Income (loss) from operations..................    1,075    (3,669)    2,819    (6,304)       2,337        1,070        4,552
Interest and other, net........................     (142)     (242)     (104)     (357)        (513)        (327)         281
                                                 -------   -------   -------   -------   ----------   ----------   ----------
Income (loss) before provision for income
  taxes........................................      933    (3,911)    2,715    (6,661)       1,824          743        4,833
Provision for income taxes.....................       47        11        18        47          315           87           --
                                                 -------   -------   -------   -------   ----------   ----------   ----------
Net income (loss)..............................  $   886   $(3,922)  $ 2,697   $(6,708)  $    1,509   $      656   $    4,833
                                                 =======   =======   =======   =======   ==========   ==========   ==========
Basic net income per share(2)..................                                          $   187.00   $    83.38   $    56.21
                                                                                         ==========   ==========   ==========
Basic weighted average shares outstanding(2)...                                               8,070        7,860       85,974
                                                                                         ==========   ==========   ==========
Diluted net income per share(2)................                                          $     0.17   $     0.07   $     0.49
                                                                                         ==========   ==========   ==========
Diluted weighted average shares
  outstanding(2)...............................                                           8,777,740    8,808,297    9,836,168
                                                                                         ==========   ==========   ==========



                                                                    DECEMBER 31,
                                                 --------------------------------------------------                 JUNE 30,
                                                  1993      1994      1995      1996        1997                      1998
                                                 -------   -------   -------   -------   ----------                ----------
                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents......................  $    72   $    18   $    21   $    31   $    7,163                $    7,807
Working capital (deficit)......................      531    (1,226)   (1,190)   (4,411)      (1,653)                    3,535
Total assets...................................    9,265    12,439    16,453    11,668       22,131                    21,993
Notes payable -- related parties...............       --        --       956     2,100           --                        --
Capital lease obligations, net of current
  portion......................................      495       427       230       294          480                       325
Stockholders' equity...........................    3,249     4,739     7,436       733        2,291                     7,168


---------------
(1) See Note 2 of Notes to Consolidated Financial Statements, which addresses the comparability of financial results for the periods presented.
(2) For a description of the basic and diluted EPS calculations and the basic and diluted weighted average shares outstanding, see Notes 2 and 12 of Notes to Consolidated Financial Statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with FileTek's audited Consolidated Financial Statements and the notes thereto. Certain statements in the discussion are forward-looking statements. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus that could cause actual results to differ materially from those expressed in such forward-looking statements including the matters set forth in "Risk Factors."

BACKGROUND

     FileTek develops, markets and supports integrated data storage and access management solutions that allow organizations to meet their business intelligence needs through efficient collection, storage and management of, and timely, shared access to, massive amounts of atomic data. The Company's recently released StorHouse products are capable of supporting volumes of relational and non-relational data that are substantially larger than those which can be supported by conventional database technologies and at a significantly lower cost per unit of managed storage. StorHouse provides enterprise-wide access to data for an organization's business intelligence applications, while simultaneously managing storage resources efficiently. The Company sells its products primarily through its direct sales force based in the U.S.

     The Company introduced its first product, Storage Machine, in 1987 and introduced a second generation Storage Machine in 1992, which, as further enhanced, is now known as StorHouse/SM. Until late 1996, the Company focused exclusively on the computer output to laser disk ("COLD") market. The Company experienced rapid growth from 1991 through 1993 as FileTek became a market leader in the high-end, mainframe-attached, COLD market. Increased price competition from other storage solutions resulted in uneven revenues from 1994 through 1996. The Company continues to sell into the COLD market, but does not expect significant revenue growth therefrom.


     In 1994, FileTek began developing its relational manager ("RM") software, StorHouse/RM, which is designed for customers with the need to access large volumes of relational data, as its primary future growth strategy. In 1996, the Company further refined its strategy to focus on the need for the storage and management over time of large volumes of the most granular form of data collected by an organization in its business transactions (the "ADS market"). The Company made its first sale in the ADS market with its StorHouse/SM and StorHouse/RM products in 1997. As of July 31, 1998, the Company had sold to four customers a total of nine StorHouse systems, five of which were for ADS uses and two of which included StorHouse/RM. See "Risk Factors -- Product Concentration; Market Acceptance; New Product." The Company is growing its sales force to increase sales of StorHouse and to expand its penetration of the ADS market.



     The Company's revenues are derived primarily from software licenses, hardware resales (including storage media) and maintenance services. Most of these revenues are derived from transactions that involve systems comprised of both hardware and software and are the result of a sales cycle that is typically no less than six months and can be 18 months or longer. Software license revenues are derived from one-time licenses of the right to use one or more of the Company's software products in perpetuity at prices generally based on a combination of the capacity of storage being managed, the type and size of server platform, enabled connectivity and, in some cases, the number of client seats. Hardware resales consist primarily of servers and storage devices manufactured by third parties including Sun. The Company's business, financial condition and results of operations could be adversely affected if the Company is required to port the StorHouse products to additional hardware platforms because prospective customers do not wish to purchase Sun servers. See "Risk Factors -- Dependence on Suppliers." In addition, the Company may elect to port the StorHouse products to additional hardware platforms for other reasons which may require significant development time and cost. Maintenance is provided for both hardware and software. The Company believes that software license revenues will continue to increase as a percentage of revenues, in part as a result of marketing partnerships with hardware vendors similar to the agreement signed in June 1998 with STK.


     Effective January 1, 1997, the Company elected early adoption of SOP 97-2, which results in deferrals of sales and license revenues from certain StorHouse product transactions. See "-- Recent Accounting

Pronouncements." For arrangements where the Company has established VSOE for hardware, software licenses and PCS revenues, the Company recognizes hardware and software revenues, assuming collectibility is probable, at the later of product shipment to the customer or when significant obligations, if any, have been fulfilled. Revenues on follow-on sales to existing customers are generally recognized, assuming collectibility is probable, upon shipment. For arrangements for which VSOE has not been established and the only undelivered element is PCS, the Company recognizes revenues for the entire arrangement ratably over the PCS period, generally three to 12 months. The Company believes that VSOE will not be established until at least several additional sales and deliveries of StorHouse/RM product have occurred. As such, it is likely, at least in the near term, that the majority of StorHouse/RM product sales and license revenues, as well as certain other sales and license revenues, will be deferred and amortized over the respective PCS periods. Revenues for maintenance of hardware and software and other service revenues are recognized ratably over the periods during which the services are performed.

     While the Company has experienced significant percentage growth in revenues in recent periods and currently expects substantial, although potentially lower, percentage growth in revenues throughout 1998, prior percentage revenue growth rates should not be considered as necessarily indicative of future growth rates or operating results, and there are a number of factors that could materially affect expected revenue and operating results for fiscal 1998 and subsequent periods. See "Risk Factors -- Variability in Quarterly Results," "-- Limited Profitability; Accumulated Deficit; Uncertain Future Operating Results,"
"-- Long and Unpredictable Sales Cycle," "-- Product Concentration; Market Acceptance; New Product," "--Customer Concentration," "-- Competition,"
"-- Rapid Technological Change and Dependence on New Products," "-- Management of Growth," "-- Dependence on Key Personnel," "-- Year 2000 Compliance" and
"-- Dependence on Suppliers."

     Cost of software license revenues includes direct labor, other direct costs, amortization of capitalized software development costs and overhead. Costs of hardware sales includes hardware and storage media products purchased for resale, direct labor, other direct costs and overhead. Cost of maintenance revenue includes personnel expenses, parts, amortization of spare parts, travel and subcontracting services.

     Sales and marketing expense consists primarily of salaries, commissions, bonuses and benefits to sales, systems engineering and marketing personnel, travel, tradeshow participation, public relations, sales collateral and other promotional expenses. The Company expects that sales and marketing expense will increase in absolute dollars and, for the near term, as a percentage of revenues as the Company increases the size of its sales force and enhances its marketing capabilities.

     Research and development expense consists primarily of salaries, bonuses and benefits, depreciation of equipment and contract programmer fees. The Company expects research and development expense to increase as the Company continues to develop and enhance its products.


     Certain software development costs have been capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed ("SFAS No. 86"). In 1995, 1996 and 1997, approximately $2.9 million, $504,000 and $6,000, respectively, were capitalized. There was no additional capitalization in the six-month period ended June 30, 1998, and the balance of capitalized software development costs at June 30, 1998 was $630,000.


     General and administrative expense consists primarily of salaries, bonuses, benefits and travel for senior management, financial, legal, human resources, administrative, and management information systems personnel, professional services and other administrative costs. The Company expects that general and administrative expense will increase to support expanding operations and operating as a public company.


     The Company has recorded deferred compensation expense of $692,000 for the difference between the exercise price and the deemed fair market value of certain shares of the Company's Common Stock underlying options granted during the six months ended June 30, 1998. Of such deferred expense, approximately $134,000 will be recognized as compensation expense during the year ended December 31, 1998. The remainder will be amortized over the ensuing three-year period. See Note 8 of Notes to Consolidated Financial Statements.


     The Company incurred significant operating losses from inception through 1996 that significantly reduced the Company's provision for income taxes through 1997. No operating loss carryforwards are available to the

Company subsequent to 1997. The Company expects to provide for income taxes at rates that approximate statutory rates for future reporting periods; provided, however, to the extent an unrecorded asset exists through the valuation allowance for net deferred tax assets, the tax provision may be affected by management's consideration for the need of an increase or decrease in the valuation allowance with respect to the net deferred tax assets.


RESULTS OF OPERATIONS

     The following table sets forth details of the components of revenues for the periods indicated:


                                                                              SIX MONTHS
                                            YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                         ------------------------------   -------------------
                                           1995       1996       1997       1997       1998
                                         --------   --------   --------   --------   --------
                                                            (IN THOUSANDS)
Revenues:
     Software licenses.................  $ 5,055    $ 2,835    $ 5,437    $ 2,679    $ 6,428
     Hardware..........................   10,527      5,911      7,486      3,721      5,993
     Maintenance and other services....    6,805      9,043     10,776      4,898      6,573
                                         -------    -------    -------    -------    -------
                                         $22,387    $17,789    $23,699    $11,298    $18,994
                                         =======    =======    =======    =======    =======


     The following table sets forth certain statement of operations data as a percentage of revenues for the periods indicated:


                                                                              SIX MONTHS
                                            YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                         ------------------------------   -------------------
                                           1995       1996       1997       1997       1998
                                         --------   --------   --------   --------   --------
Revenues:
     Software licenses.................     22.6%      15.9%      22.9%      23.7%      33.8%
     Hardware..........................     47.0       33.2       31.6       32.9       31.6
     Maintenance and other services....     30.4       50.9       45.5       43.4       34.6
                                         -------    -------    -------    -------    -------
                                           100.0      100.0      100.0      100.0      100.0
                                         -------    -------    -------    -------    -------
Cost of revenues.......................     48.8       79.4       49.3       50.5       44.7
                                         -------    -------    -------    -------    -------
Gross profit...........................     51.2       20.6       50.7       49.5       55.3
                                         -------    -------    -------    -------    -------
Operating expenses:
     Sales and marketing...............     25.7       28.3       16.3       16.6       13.1
     Research and development..........      4.8       17.9       15.4       15.8       10.2
     General and administrative........      8.1        9.8        9.1        7.6        8.0
                                         -------    -------    -------    -------    -------
                                            38.6       56.0       40.8       40.0       31.3
                                         -------    -------    -------    -------    -------
Operating income (loss)................     12.6      (35.4)       9.9        9.5       24.0
Interest and other, net................     (0.5)      (2.0)      (2.2)      (2.9)       1.5
                                         -------    -------    -------    -------    -------
Income (loss) before provision for
  income taxes.........................     12.1      (37.4)       7.7        6.6       25.5
Provision for income taxes.............      0.1        0.3        1.3        0.8         --
                                         -------    -------    -------    -------    -------
Net income (loss)......................     12.0%     (37.7)%      6.4%       5.8%      25.5%
                                         =======    =======    =======    =======    =======

     The following table sets forth the cost of revenues as a percentage of the related revenues for the periods indicated:


                                                                              SIX MONTHS
                                            YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                         ------------------------------   -------------------
                                           1995       1996       1997       1997       1998
                                         --------   --------   --------   --------   --------
Cost of software licenses(1)...........     17.7%      29.3%      11.5%      10.7%       5.0%
Cost of hardware.......................     51.4       66.9       73.4       79.4       75.5
Cost of maintenance and other
  services.............................     68.0       64.6       51.6       50.4       55.3


---------------
(1) The percentage for 1996 does not include the write-off of capitalized software development costs. See Note 2 of Notes to Consolidated Financial Statements.


SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO SIX MONTHS ENDED JUNE 30, 1997


REVENUES


     Total revenues. Total revenues increased 68.1% to $19.0 million in the first six months of 1998 from $11.3 million in the first six months of 1997. The increase resulted primarily from increases in software license revenues and, to a lesser extent, from increases in maintenance and other services revenues and hardware revenues.



     Software license revenues. Software license revenues increased 140.0% to $6.4 million in the first six months of 1998 from $2.7 million in the first six months of 1997. This increase resulted from licensing of software in the ADS market where revenues were first recognized in the second quarter of 1997, while such revenues from the COLD market declined for the first six months of 1998 relative to the same period in the prior year. The decrease in COLD revenues reflected a decline in the licensing of software upgrades and add-ons to existing customers.



     Hardware revenues. Hardware revenues increased 61.1% to $6.0 million in the first six months of 1998 from $3.7 million in the first six months of 1997. This increase was attributable to increased hardware resales in the ADS market in the first six months of 1998, offset in part by a decline in sales from the COLD market during the same period. The decrease in COLD revenues reflected a decline in the sales of upgrades and add-ons to existing customers.



     Maintenance and other services revenues. Maintenance and other services revenues increased 34.2% to $6.6 million in the first six months of 1998 from $4.9 million in the first six months of 1997. The increase was primarily attributable to an increase in the installed customer base.


COST OF REVENUES


     Total cost of revenues. The total cost of revenues increased 48.5% to $8.5 million in the first six months of 1998 from $5.7 million in the first six months of 1997. The total cost of revenues as a percentage of total revenues decreased to 44.7% in the first six months of 1998 from 50.5% in the first six months of 1997. The decrease was attributable to increased levels of software licenses, which carry higher margins than sales of hardware and maintenance and other services. Software license revenues as a percentage of total revenues increased to 33.8% of revenues in the first six months of 1998 from 23.7% of revenues in the first six months of 1997.



     Cost of software license revenues. The cost of software license revenues increased 12.9% to $324,000 in the first six months of 1998 from $287,000 in the first six months of 1997. The cost of software licenses as a percentage of software license revenues decreased to 5.0% in the first six months of 1998 from 10.7% in the first six months of 1997. The decrease was attributable to the amortization of capitalized software development costs over a larger base of software license revenues.



     Cost of hardware revenues. The cost of hardware revenues increased 53.0% to $4.5 million in the first six months of 1998 from $3.0 million in the first six months of 1997. The increase is attributable to the increase in revenues from hardware resales in the first six months of 1998 from the first six months of 1997. The cost of hardware revenues as a percentage of hardware revenues decreased to 75.4% in the first six months of 1998 from 79.4% in the first six months of 1997. The decrease was attributable to changes in the mix of hardware products sold and to benefits achieved from the allocation of fixed hardware integration costs over a larger hardware revenue base.


     Cost of maintenance and other services revenues. The cost of maintenance and other services revenues increased 47.3% to $3.6 million in the first six months of 1998 from $2.5 million in the first six months of 1997. The cost of maintenance and other services revenues as a percentage of maintenance and other services revenues increased to 55.3% in the first six months of 1998 from 50.4% in the first six months of 1997. The increase was primarily attributable to unusually small expenses in 1997 because of the reversal of accruals as a result of the termination of a maintenance subcontract.


SALES AND MARKETING


     Sales and marketing expense increased 33.0% to $2.5 million in the first six months of 1998 from $1.9 million in the first six months of 1997. This increase is attributable to increased headcount, increased commissions and increased travel expenses resulting from increased sales activity, as well as expenses associated with the relocation of the Company's Vice President of Marketing. Sales and marketing expenses as a percentage of total revenues declined to 13.1% in the first six months of 1998 from 16.6% in the first six months of 1997. This decrease resulted from an increase in the Company's revenues as well as greater revenue productivity associated with the sales and licenses of the Company's products in the ADS market, offset, in part, by an increase associated with new hires.


RESEARCH AND DEVELOPMENT


     Research and development expense increased 8.5% to $1.9 million in the first six months of 1998 from $1.8 million in the first six months of 1997. The increase was primarily attributable to hiring associated with the ongoing development of the StorHouse products. Research and development expense as a percentage of revenues declined to 10.2% in the first six months of 1998 from 15.8% in the first six months of 1997. This decrease resulted from growth in the Company's revenues.


GENERAL AND ADMINISTRATIVE


     General and administrative expense increased 78.2% to $1.5 million in the first six months of 1998 from $858,000 in the first six months of 1997. General and administrative expense as a percentage of revenues increased to 8.0% in the first six months of 1998 from 7.6% in the first six months of 1997. The increase was primarily attributable to an increase in personnel in anticipation of planned company growth and increases in amounts accrued for incentive compensation plans for members of the Company's executive management.


OTHER INCOME AND EXPENSES


     Net other income was $281,000 in the first six months of 1998 while net other expenses were $327,000 in the first six months of 1997. This change was attributable to elimination of interest on notes payable repaid during 1997. In addition, short-term investment of excess cash balances earned $268,000 in interest income in the first six months of 1998 while interest income earned in the first six months of 1997 was insignificant.


INCOME TAXES


     There was no provision for income taxes in the first six months of 1998 as compared to $87,000 in the first six months of 1997. The provision for income taxes for the six months ended June 30, 1998 was offset by a reduction in the valuation allowance with respect to the net deferred tax assets associated with taxes paid or to be paid in 1998, which could be recoverable in a two year period. The provision for income taxes as a percentage of net income before tax was 11.7% in the first six months of 1997, due to the utilization of net operating loss carryforwards.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

REVENUES

     Total revenues. Total revenues increased 33.2% to $23.7 million in 1997 from $17.8 million in 1996. The increase resulted from increases in software license revenues and, to a lesser extent, from increases in maintenance and other services revenues and hardware revenues.

     Software license revenues. Software license revenues increased 91.7% to $5.4 million in 1997 from $2.8 million in 1996. This increase was primarily attributable to the increase in licensing of software in the ADS market and, to a lesser extent, in the COLD market.

     Hardware revenues. Hardware revenues increased 26.7% to $7.5 million in 1997 from $5.9 million in 1996. The increase was attributable to hardware resales in the ADS market in 1997, which were offset by a decline in hardware resales in the COLD market in 1997. The decrease in COLD revenues reflected a decline in the sale of hardware upgrades and add-ons to existing customers.

     Maintenance and other services revenues. Maintenance and other services revenues increased 19.2% to $10.8 million in 1997 from $9.0 million in 1996. The increase was attributable to an increase in the installed customer base.

COST OF REVENUES

     Total cost of revenues. The total cost of revenues declined 17.3% to $11.7 million in 1997 from $14.1 million in 1996. The total cost of revenues as a percentage of total revenues decreased to 49.3% in 1997 from 79.4% in 1996. The decrease was attributable to increased revenues from higher margin software licenses, which increased to 22.9% of revenues in 1997 from 15.9% of revenues in 1996 and to a decrease in cost of software license revenues due to the write-off of capitalized software development costs in 1996.

     Cost of software license revenues. The cost of software license revenues decreased 24.8% to $624,000 in 1997 from $830,000 in 1996. The cost of software license revenues as a percentage of software license revenues decreased to 11.5% in 1997 from 29.3% in 1996. This decrease was primarily attributable to a decrease in the amortization of capitalized software development costs that resulted from the write-off of such capitalized costs in 1996. See Note 2 of Notes to Consolidated Financial Statements.

     Cost of hardware revenues. The cost of hardware revenues increased 39.0% to $5.5 million in 1997 from $4.0 million in 1996. The cost of hardware revenues as a percentage of hardware revenues increased to 73.4% in 1997 from 66.9% in 1996. This increase was attributable to changes in the mix of hardware products sold.

     Cost of maintenance and other services revenues. The cost of maintenance and other services revenues decreased 5.0% to $5.6 million in 1997 from $5.8 million in 1996. The cost of maintenance and other services revenues as a percentage of maintenance and other services revenues decreased to 51.6% in 1997 from 64.6% in 1996. This decrease was primarily attributable to improvements in economies of scale derived from the growing customer base as well as cost reductions achieved by changes in the Company's maintenance subcontractor arrangements.

     Write-off of capitalized software development costs. The Company incurred a write-off of capitalized software development costs of $3.5 million in 1996 as a result of a reassessment of the recoverability of these costs.

SALES AND MARKETING

     Sales and marketing expense decreased 22.9% to $3.9 million in 1997 from $5.0 million in 1996. Sales and marketing expense as a percentage of revenues declined to 16.4% in 1997 from 28.4% in 1996. These decreases were a direct result of restructuring activities implemented in October 1996. Combined personnel in sales and marketing were reduced from 30 to 20 persons during the last quarter of 1996.

RESEARCH AND DEVELOPMENT

     Research and development expense increased 14.6% to $3.6 million in 1997 from $3.2 million in 1996. Research and development expense as a percentage of revenues declined to 15.4% in 1997 from 17.9% in 1996. This decrease resulted from growth in the Company's revenues.

GENERAL AND ADMINISTRATIVE

     General and administrative expense increased 23.0% to $2.1 million in 1997 from $1.7 million in 1996. This increase was primarily attributable to the payment of incentive compensation to members of the Company's executive management. General and administrative expense as a percentage of revenues declined to 9.1% in 1997 from 9.8% in 1996. The decrease as a percentage of revenue was attributable to the increase in revenues.

     In October 1996, the Company took several measures to reduce the level of operating expenses, refocus operations and achieve profitability in operations. The restructuring took the form of a reduction in force along with a hiring freeze and restrictions on discretionary operating and capital expenditures, as well as voluntary temporary reductions in salary for certain members of the executive management team.

OTHER INCOME AND EXPENSES

     Other expenses increased 44.0% to $513,000 in 1997 from $357,000 in 1996. This increase was attributable to an increase in borrowings during the first half of 1997.

INCOME TAXES

     The provision for income taxes increased to $315,000 in 1997 from $47,000 in 1996. The provision for income taxes in 1997 represented amounts accrued for Federal, state and local income taxes, net of utilization of net operating loss carryforwards generated in prior periods. The provision for income taxes in 1996 primarily represented amounts accrued for the Federal alternative minimum tax.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

REVENUES

     Total revenues. Total revenues decreased 20.5% to $17.8 million in 1996 from $22.4 million in 1995. The decrease resulted primarily from a decrease in hardware resales and, to a lesser extent, from a decrease in software license revenues, offset in part by an increase in maintenance and other services revenues.

     Software license revenues. Software license revenues decreased 43.9% to $2.8 million in 1996 from $5.1 million in 1995. During 1996, the Company faced increased competition from alternative storage solutions, which resulted in lower sales to the COLD market.

     Hardware revenues. Hardware revenues decreased 43.9% to $5.9 million in 1996 from $10.5 million in 1995. This decrease was attributable to the same competitive factor noted for software license revenues.

     Maintenance and other services revenues. Maintenance and other services revenues increased 32.9% to $9.0 million in 1996 from $6.8 million in 1995. The increase was primarily attributable to the expanded customer base.

COST OF REVENUES

     Total cost of revenues. The total cost of revenues increased 29.2% to $14.1 million in 1996 from $10.9 million in 1995. The total cost of revenues as a percentage of revenues increased to 79.4% in 1996 from 48.8% in 1995, primarily as a result of the write-off of capitalized software development costs to cost of sales in late 1996, as well as discounting on hardware sales.

     Cost of software license revenues. The cost of software license revenues decreased 7.4% to $830,000 in 1996 from $896,000 in 1995. The cost of software licenses as a percentage of software license revenues increased to 29.3% in 1996 from 17.7% in 1995. This increase was attributable to the write-off of capitalized software development costs to cost of sales in late 1996 as well as the decline in software licenses in 1996 from 1995.

     Cost of hardware revenues. The cost of hardware revenues decreased 26.9% to $4.0 million in 1996 from $5.4 million in 1995. The cost of hardware revenues as a percentage of hardware revenues increased to 66.9% in 1996 from 51.4% in 1995. The increase was primarily attributable to higher discounting levels required to remain competitive in light of overall decreasing prices in the storage industry.

     Cost of maintenance and other services revenues. The cost of maintenance and other services revenues increased 26.4% to $5.8 million in 1996 from $4.6 million in 1995. The cost of maintenance and other services revenues as a percentage of maintenance and other services revenues decreased to 64.6% in 1996 from 68.0% in 1995. This decrease was attributable to increasing economies of scale as a result of providing maintenance services to a growing customer base.

     Write-off of capitalized software development costs. The Company incurred a write-off of capitalized software development costs of $3.5 million in 1996 as a result of a reassessment of the recoverability of these costs.

SALES AND MARKETING

     Sales and marketing expense decreased 12.5% to $5.0 million in 1996 from $5.8 million in 1995. Sales and marketing expense as a percentage of revenues increased to 28.4% in 1996 from 25.7% in 1995. This decrease in expense paralleled the decrease in revenues which led to lower commission, travel and similar expenses. The increase was attributable to lower revenues in 1996 as compared to 1995.

RESEARCH AND DEVELOPMENT


     Research and development expense increased 197.7% to $3.2 million in 1996 from $1.1 million in 1995. Research and development expense as a percentage of revenues increased to 17.9% in 1996 from 4.8% in 1995. This increase was primarily attributable to development of the StorHouse products. The costs incurred for the development of the StorHouse products did not meet the capitalization criteria of SFAS No. 86. Accordingly, all such costs were expensed as incurred.


GENERAL AND ADMINISTRATIVE

     General and administrative expense decreased 3.3% to $1.7 million in 1996 from $1.8 million in 1995. General and administrative expense as a percentage of revenues increased to 9.8% in 1996 from 8.1% in 1995. This increase was attributable to lower revenues in 1996.

OTHER INCOME AND EXPENSES

     Other expenses increased to $357,000 in 1996 from $104,000 in 1995. The increase was primarily attributable to a decrease in capitalized interest on software and development costs to $44,000 in 1996 from $256,000 in 1995.

INCOME TAXES

     The provision for income taxes was $47,000 and $18,000 in 1996 and 1995, respectively.

QUARTERLY RESULTS OF OPERATIONS


     The following tables set forth certain unaudited quarterly statement of operations data for each of the eight quarters ended June 30, 1998. The information for each of these quarters is derived from unaudited consolidated financial statements and, in the opinion of management, includes all adjustments consisting of only normal and recurring adjustments necessary for a fair presentation of the information. The results of operations for any quarter and any quarter-to-quarter trends are not necessarily indicative of the results to be expected for any future period.



                                                    1996                           1997                          1998
                                             ------------------   --------------------------------------   -----------------
                                             SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30
                                             --------   -------   -------   -------   --------   -------   -------   -------
                                                                             (IN THOUSANDS)
Revenues:
  Software licenses........................  $   483    $   636   $ 1,338   $1,341     $1,269    $1,489    $2,800    $3,628
  Hardware.................................    1,084      1,182     2,364    1,357      1,276     2,489     2,725     3,268
  Maintenance and other services...........    2,295      2,312     2,394    2,504      2,803     3,075     3,028     3,545
                                             -------    -------   -------   ------     ------    ------    ------    ------
                                               3,862      4,130     6,096    5,202      5,348     7,053     8,553    10,441
                                             -------    -------   -------   ------     ------    ------    ------    ------
Cost of revenues:
  Software licenses........................      272        125       125      162        176       161       162       162
  Hardware.................................      662        958     2,009      945        861     1,682     2,006     2,515
  Maintenance and other services...........    1,549      1,435     1,130    1,339      1,411     1,676     1,770     1,868
  Write-off of capitalized software
    development............................      631      2,861        --       --         --        --        --        --
                                             -------    -------   -------   ------     ------    ------    ------    ------
                                               3,114      5,379     3,264    2,446      2,448     3,519     3,938     4,545
                                             -------    -------   -------   ------     ------    ------    ------    ------
Gross profit...............................      748     (1,249)    2,832    2,756      2,900     3,534     4,615     5,896
                                             -------    -------   -------   ------     ------    ------    ------    ------
Operating expenses:
  Sales and marketing......................    1,124        998       953      917        952     1,069     1,134     1,354
  Research and development.................      746        863       917      873        866       990       929     1,014
  General and administrative...............      536        301       435      423        455       835       691       838
                                             -------    -------   -------   ------     ------    ------    ------    ------
                                               2,406      2,162     2,305    2,213      2,273     2,894     2,754     3,206
                                             -------    -------   -------   ------     ------    ------    ------    ------
Operating income (loss)....................   (1,658)    (3,411)      527      543        627       640     1,861     2,690
Interest and other, net....................     (146)      (132)     (142)    (185)      (127)      (59)      158       124
                                             -------    -------   -------   ------     ------    ------    ------    ------
Income (loss) before provision for income
  taxes....................................   (1,804)    (3,543)      385      358        500       581     2,019     2,814
Provision for income taxes.................        1         29        51       36        102       126        --        --
                                             -------    -------   -------   ------     ------    ------    ------    ------
Net income (loss)..........................  $(1,805)   $(3,572)  $   334   $  322     $  398    $  455    $2,019    $2,814
                                             =======    =======   =======   ======     ======    ======    ======    ======



                                                    1996                           1997                          1998
                                             ------------------   --------------------------------------   -----------------
                                             SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30
                                             --------   -------   -------   -------   --------   -------   -------   -------
Revenues:
  Software licenses........................     12.5%      15.4%     21.9%    25.8%      23.7%     21.1%     32.7%     34.7%
  Hardware.................................     28.1       28.6      38.8     26.1       23.9      35.3      31.9      31.3
  Maintenance and other services...........     59.4       56.0      39.3     48.1       52.4      43.6      35.4      34.0
                                             -------    -------   -------   ------     ------    ------    ------    ------
                                               100.0      100.0     100.0    100.0      100.0     100.0     100.0     100.0
                                             -------    -------   -------   ------     ------    ------    ------    ------
Cost of revenues...........................     80.6      130.2      53.6     47.0       45.8      49.9      46.0      43.5
                                             -------    -------   -------   ------     ------    ------    ------    ------
Gross profit...............................     19.4      (30.2)     46.4     53.0       54.2      50.1      54.0      56.5
                                             -------    -------   -------   ------     ------    ------    ------    ------
Operating expenses:
  Sales and marketing......................     29.1       24.2      15.6     17.6       17.8      15.2      13.3      13.0
  Research and development.................     19.3       20.9      15.1     16.8       16.2      14.0      10.9       9.7
  General and administrative...............     13.9        7.3       7.1      8.1        8.5      11.8       8.0       8.0
                                             -------    -------   -------   ------     ------    ------    ------    ------
                                                62.3       52.4      37.8     42.5       42.5      41.0      32.2      30.7
                                             -------    -------   -------   ------     ------    ------    ------    ------
Operating income (loss)....................    (42.9)     (82.6)      8.6     10.5       11.7       9.1      21.8      25.8
Interest and other, net....................     (3.8)      (3.2)     (2.3)    (3.6)      (2.4)     (0.8)      1.8       1.2
                                             -------    -------   -------   ------     ------    ------    ------    ------
Income (loss) before provision for income
  taxes....................................    (46.7)     (85.8)      6.3      6.9        9.3       8.3      23.6      27.0
Provision for income taxes.................      0.0        0.7       0.8      0.7        1.9       1.8        --        --
                                             -------    -------   -------   ------     ------    ------    ------    ------
Net income (loss)..........................    (46.7)%    (86.5)%     5.5%     6.2%       7.4%      6.5%     23.6%     27.0%
                                             =======    =======   =======   ======     ======    ======    ======    ======

     The following table sets forth the cost of revenues as a percentage of the related revenues for the periods indicated:


                                                    1996                           1997                          1998
                                             ------------------   --------------------------------------   -----------------
                                             SEPT. 30   DEC. 31   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31   JUNE 30
                                             --------   -------   -------   -------   --------   -------   -------   -------
Cost of software licenses(1)...............     56.3%      19.8%      9.3%    12.1%      13.9%     10.9%      5.8%      4.5%
Cost of hardware...........................     61.0       81.1      85.0     69.6       67.5      67.6      73.6      77.0
Cost of maintenance and other services.....     67.5       62.0      47.2     53.5       50.3      54.5      58.4      52.7


---------------
(1) The percentages for the quarters ended September 30, 1996 and December 31, 1996 do not include the write-off of capitalized software development costs. See Note 2 of Notes to Consolidated Financial Statements.

     The Company's quarterly operating results have been and are expected to continue to be subject to variations as a result of a number of factors, including size and timing of orders and the product mix in any particular quarter. Products are generally shipped as orders are received, and accordingly, the Company has operated with relatively small backlog. A single order can represent a significant percentage of the Company's revenue for any quarter. In addition, a substantial portion of the Company's shipments has occurred and may continue to occur near the end of a quarter. Accordingly, the Company's quarterly operating results are difficult to predict until the end of a quarter and delays in product delivery or closing a sale can cause revenues and operating results to fall significantly short of anticipated levels. Further, the Company incurs significant fixed costs based upon its expectations as to future revenue that may never be achieved due to the Company's long sales cycle. Such expenditures include continued investment in research and development, the establishment of a worldwide customer support capability and the building of a sales and sales support staff, the hiring of administrative staff and related capital equipment requirements. See "Risk Factors -- Variability in Quarterly Results" and "-- Customer Concentration."

     Inflation has not had a significant impact on the Company's results of operations.

LIQUIDITY AND CAPITAL RESOURCES


     The Company has financed its working capital requirements and capital expenditures primarily from loans and privately placed equity investments. The primary source of equity funds has been from the Company's Chief Executive Officer, William C. Thompson. In 1995, Mr. Thompson loaned the Company $1.3 million. The outstanding balance of $955,894 as of December 31, 1995 was repaid in full in February 1996. During 1996, the Company borrowed an aggregate of $2.1 million from Mr. Thompson and in February 1997 an additional $640,000 was borrowed. All outstanding loans and accrued interest were repaid to Mr. Thompson in full during 1997 and there was no outstanding balance at December 31, 1997. In addition, Centennial Computer Corporation ("Centennial"), of which Mr. Thompson is President and principal stockholder, made loans to the Company during the years ended December 31, 1995, 1996 and 1997 totalling $7.4 million, $4.2 million and $3.9 million, respectively. All of such loans had been repaid as of December 31, 1997. The Company maintains a $6.0 million line of credit (the "Line of Credit"), for purposes of financing accounts receivable and inventory and to issue letters of credit. There were no borrowings under the Line of Credit as of March 31, 1998. The Line of Credit expires on May 31, 1999. The Company had a working capital deficit of $1.2 million, $4.4 million and $1.7 million at December 31, 1995, 1996 and 1997, respectively, and a surplus of $3.5 million as of June 30, 1998. These amounts include deferred revenue of $3.1 million, $2.7 million, $14.8 million and $10.7 million at December 31, 1995, 1996 and 1997 and June 30, 1998, respectively.



     Net cash provided by operations in 1995 was $4.9 million. Net cash used by operations in 1996 was $49,000. Net cash provided by operations in 1997 was $13.2 million. This was used to repay all borrowings and accrued interest under note agreements discussed above, finance property and equipment acquisitions, and increase cash reserves. Net cash provided by operations in the first six months of 1998 was $1.5 million. The Company expects receivables and inventory to continue to be a significant use of cash in operating activities.



     Net cash used in investing activities was $4.2 million, $1.9 million, $723,000 and $645,000 in 1995, 1996, 1997, and the first six months of 1998, respectively. In 1995 and 1996, approximately $3.1 million and $534,000, respectively, was used to finance capitalized software development costs, with the balance used to procure property and equipment. In 1997 and the first six months of 1998, the principal use of funds was for the procurement of property and equipment. The Company expects this factor to continue to require cash in the future.

     Net cash used by financing activities was $738,000 in 1995. Net cash provided by financing activities was $2.0 million in 1996, while net cash used by financing activities was $5.4 million and $233,000 in 1997 and in the first six months of 1998, respectively. The principal source of financing was borrowings. The principal use of financing has been the repayment of borrowings and capital lease obligations.


     The Company has not paid any dividends on its capital stock since inception and currently anticipates that it will retain all available funds for use in its business. The Company does not, therefore, anticipate paying any cash dividend in the foreseeable future. Furthermore, the Company is prohibited from declaring or paying cash dividends on its capital stock under the terms of the Line of Credit.

     The Company believes that the net proceeds from this Offering, together with its current cash balances, cash provided by future operations and available borrowings under the Line of Credit, will be sufficient to meet its working capital and anticipated capital expenditure requirements for at least the next 12 months. Although operating activities may provide cash in certain periods, to the extent the Company experiences growth in the future its operating and investing activities may require significant cash. Consequently, any such future growth may require the Company to obtain additional equity or debt financing.


YEAR 2000 COMPLIANCE


     Significant uncertainty exists concerning the potential effects associated with Year 2000 compliance. However, based on the business risk associated with the Company's information systems, management does not anticipate that the Year 2000 will have a significant impact on its information systems or result in a significant commitment of resources to resolve potential problems with its systems associated with this event.


     A limited number of the Company's older products, to the best of the Company's knowledge, are not Year 2000 compliant, and customers that have licensed such products have been advised of this fact. The Company has provided certain warranties on such older products and has committed to consult with its customers to ensure Year 2000 compliance for such products. The Company believes, based upon initial testing and the use of a proper method of date storage in the development process, that its StorHouse software products licensed to its customers are Year 2000 compliant and has so warranted to its customers. However, the Company has not completed a comprehensive test of its StorHouse software products to determine whether they are Year 2000 compliant. The Solaris operating system in the Sun servers resold by the Company is not Year 2000 compliant, but Sun has announced that it will provide its licensees with revised versions that are Year 2000 compliant which the Company will then provide to its customers. See "Risk Factors -- Year 2000 Compliance."


RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Comprehensive Income, which is required to be adopted in the year ended December 31, 1998 consolidated financial statements. SFAS No. 130 requires that an enterprise (a) classify items of comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the Statement of Stockholders' Equity. The provisions of SFAS No. 130 are effective for fiscal years beginning after December 15, 1997. The Company's components of comprehensive income are not considered material and as such have not been disclosed in the consolidated financial statements. See Note 2 of Notes to Consolidated Financial Statements.


     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which is required to be adopted in the year ended December 31, 1998 consolidated financial statements. SFAS No. 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports to stockholders. The disclosures for segment information in the consolidated financial statements is not expected to be material to its financial condition and results of operations.

     In October 1997, the AcSEC issued SOP 97-2, Software Revenue Recognition, which supersedes SOP 91-1. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements, such as additional software products, upgrades or enhancements, rights to exchange or return-software, post-contract customer support, or services, including elements deliverable only on a when-and-if-available basis, to be allocated to the various elements of such sale based on VSOE allocable to each such element. If sufficient VSOE of fair market values does not exist, revenue from the sale will be deferred until such sufficient evidence exists, or until all elements have satisfied the requirements for revenue recognition. The Company has adopted SOP 97-2 effective January 1, 1997. The adoption of SOP 97-2 for any years prior to the year ended December 31, 1997 would have no material impact on the Company's financial results for such years. See Note 2 of Notes to Consolidated Financial Statements.

     In March 1998, AcSEC issued Statement of Position 98-1 ("SOP 98-1"), Accounting for the Costs of Computer Software Developed For or Obtained for Internal Use. SOP 98-1 is effective for the Company beginning January 1, 1998. SOP 98-1 will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. The Company currently expenses such costs as incurred. The Company has not yet assessed what the impact on SOP 98-1 will be on the Company's future earnings or financial position.

                                    BUSINESS

COMPANY OVERVIEW

     FileTek develops, markets and supports integrated data storage and access management solutions that allow organizations to meet their business intelligence needs through efficient collection, storage and management of, and timely, shared access to, massive amounts of atomic data. The Company's recently released StorHouse products are capable of supporting volumes of relational and non-relational atomic data that are substantially larger than those which can be supported by conventional database technologies and at a significantly lower cost per unit of managed storage. Using StorHouse, organizations can optimize their data access requirements across a variety of low-cost storage media, such as tape and optical disk. StorHouse provides enterprise-wide access to data for an organization's business intelligence applications, while simultaneously managing storage resources efficiently.

     The Company is targeting the largest organizations within the Fortune 500, which generally have the most pressing need to store and access massive amounts of data, with a particular focus on the telecommunications, financial services and retail industries. The Company has licensed its current or previous generations of products to more than fifty companies, including leading organizations, such as Bear Stearns, Citibank, Morgan Stanley, NationsBank, PacBell, United Airlines and U S West. The Company sells its products primarily through its direct sales force based in the U.S.

INDUSTRY BACKGROUND

     Organizations are increasingly implementing IT systems to automate business processes, enhance productivity and improve customer service. These IT systems generate valuable data, the amount of which is growing at an exponential rate. Business intelligence is critical to the competitiveness of organizations. Decision makers need an integrated view of the enterprise and timely access to data spanning multiple operational systems and extending several months or even years into the organization's history. Too frequently, however, decision makers' requests for information needed to support business intelligence go unfulfilled because operational systems do not possess the structure and architecture necessary to support efficient access to the underlying data.

     Data warehouse technology emerged in the late 1980s to address organizations' ever-growing demand for more complete and timely information. Conventional data warehouses generally comprise a collection of large, integrated relational databases with associated end-user access and analysis tools. Data warehouses are designed to capture data from transaction-based operational systems in an effort to store it in a data structure more suited to analysis. According to industry sources, by 1996, 90% of the largest companies in the U.S. had built a data warehouse or were in the process of constructing one. According to IDC, the data warehouse market was $8 billion in 1996 and is expected to grow to $24 billion by 2001.

     Conventional data warehouses fail to meet organizations' business needs to access data at its most granular level ("atomic data") for enterprise-wide business intelligence. Storing and accessing atomic data in a timely and cost-effective manner is critical to informed business decision making, particularly for large organizations that generate large volumes of atomic data. Examples of atomic data include call detail records from a telephone switch, detail data generated by financial transactions and specific point of sale data from sales receipts. Storing, managing, sharing and accessing atomic data is complex, time consuming and expensive.

     Relational databases underlying data warehouses cannot scale with the large and growing volumes of atomic data organizations generate and need to store, manage and access. Further, these relational databases are very expensive and time consuming to deploy and maintain. Organizations attempt to overcome these limitations by deploying multiple smaller data warehouses or data marts. The data mart approach in turn creates interface management challenges, data movement and coordination problems and additional expense.

     Because conventional database technologies are not designed to support massive volumes of data, organizations are often compelled to summarize atomic data and otherwise limit the amount of atomic data history available to decision makers. This compromise approach severely limits the effectiveness of data warehouses to provide access to the broadest range of atomic data and drill down to relevant data in a timely manner, if at all. For example, telecommunications companies that archive individual call-detail data and store only summaries of customers' monthly phone bills online lose the ability to dynamically access and analyze data to understand customers' calling patterns. Dynamic access to such atomic data could yield valuable business insights for customizing marketing and pricing programs and optimizing network utilization.

     Decision makers are increasingly seeking solutions to dynamically access atomic data across the enterprise. The volume of data that must be stored and made accessible often greatly exceeds the scale of conventional relational database technologies. The complex data storage management environments created by conventional data warehouses also fail to meet user demand for access to enterprise-wide atomic data in an easy, efficient and cost-effective manner. Finally, organizations need data storage management systems that integrate with existing operational systems and business intelligence platforms, thus preserving their IT infrastructure investments.

THE FILETEK SOLUTION

     FileTek provides integrated data storage and access management solutions that allow organizations to meet their business intelligence needs through efficient collection, storage and management of, and timely, shared access to, massive amounts of atomic data. The Company's StorHouse products are capable of supporting volumes of relational and non-relational atomic data that are substantially larger than can be supported by conventional database technologies and at a significantly lower cost per unit of managed storage. FileTek's solution offers the following advantages:

     Management of and Access to Enterprise-Level Atomic Data. StorHouse uses a centralized, hub and spoke architecture for collecting, moving, managing and accessing massive amounts of atomic data. StorHouse (the hub) serves as a central repository for all information generated by an organization's operational systems. Spokes branching off StorHouse consist of, on the back-end, the disparate operational systems upon which the hub draws its data and, on the front-end, the business intelligence platforms such as data marts that typically serve as the engines used to analyze data. The hub and spoke architecture rapidly and selectively moves data throughout the organization, providing the appropriate level of consistent, integrated, enterprise-level data to decision makers when required.

     Data Scalability. Unlike conventional data warehouse technologies, StorHouse has no practical limit to the amount of data it can manage. StorHouse employs a relational database management system that can address and manage data on high-capacity removable media, such as tape and optical disk. Organizations can build and manage a StorHouse atomic data store ("ADS") that exceeds hundreds of terabytes (or even petabytes) and stores billions of transactions. An organization's specific performance and capacity requirements determine the appropriate storage devices and processors for a given StorHouse implementation.

     Timely, Cost-Effective Solution. Using StorHouse, organizations can optimize their data access requirements across a variety of low-cost storage media, such as tape and optical disk. Organizations can retrieve row-level data from any data layer in the storage hierarchy, including optical and tape, for analysis and reporting, eliminating time spent restoring off-line archived data to disk. StorHouse enables users to directly access selected data using industry standard Structured Query Language ("SQL") rather than costly and complex customized programs. StorHouse also provides automatic data back-up and recovery and total media management, thereby reducing the level of required IT support.

     Easy Integration with Existing IT Infrastructure. StorHouse leverages the investments that organizations have in their existing IT infrastructure by complementing rather than replacing current data storage, access and analysis solutions, running on a variety of platforms. StorHouse's open architecture design eases integration with an organization's existing systems, minimizing disruption to these systems.

STRATEGY

     The Company's objective is to be a leading provider of enterprise-wide, integrated storage and access management solutions for massive volumes of atomic data in both relational and non-relational formats. To achieve this goal, the Company is pursuing the following strategies:

     Extend Technology Leadership. The Company believes that maintaining and extending its technology leadership will continue to provide the Company with a competitive advantage. The Company has developed innovative data management technologies that provide a substantial advantage in offering record-level shared access to a virtually unlimited amount of data throughout the storage hierarchy. The Company will continue to invest in research and development to improve performance, integrate new storage technologies and support additional data types and industry-standard interfaces.

     Focus on Large Atomic Data Store Requirements. The Company believes that its StorHouse solution is uniquely suited for large organizations that have a need to store and access extremely large volumes of atomic data. As a result, the Company is targeting specific vertical industries, such as telecommunications, financial services and retail, which have the most pressing need for high-end data storage management that delivers timely access to atomic data. These industries are highly competitive and, the Company believes, can benefit the most from a scalable data storage solution that can meet their overall business intelligence requirements.

     Leverage Installed Customer Base. The Company believes that its success in meeting the business intelligence needs of its sophisticated installed customer base should enable it to leverage its success with existing customers to market and sell StorHouse solutions. More than 50 customers have licensed the Company's Storage Machine products for COLD applications. The Company plans to leverage its installed customer base by selling additional products to customers while also using its strong customer relationships as references to gain new customers. The Company's core software in use by all of its existing customers has been considerably enhanced during the development of StorHouse. The Company plans to offer current COLD customers an attractive upgrade path that can lead to an integrated COLD and ADS solution.

     Expand Distribution Channels and Markets. The Company believes that it needs to expand its distribution channels to increase penetration in its targeted vertical markets. The Company sells its products primarily through its direct sales force in the U.S. The Company plans to expand its direct sales force with experienced, senior-level sales and systems engineering professionals in major geographic areas of the country. The Company recently hired a director of international operations to focus on global expansion. The Company's international sales channel initiatives may include direct sales and indirect channels such as joint venture, joint marketing, value-added resale and master distribution arrangements.

     Continue to Develop Strategic Relationships. The Company believes it can accelerate industry adoption of StorHouse and gain additional visibility through the development of strategic relationships. The Company recently entered into a strategic relationship with STK to jointly market and sell FileTek's ADS solution integrated with STK's disk and tape products. The Company seeks to extend its strategic relationships by pursuing closer marketing ties with additional vendors of complementary hardware and storage components.

PRODUCTS AND TECHNOLOGY

  Technology

     The Company's key technology efforts are based on providing solutions that address advanced storage management, rapid access to data and data availability. Accordingly, the Company has developed an ADS technology that serves as the engine for storing and efficiently accessing large amounts of data. Using a variety of applications, users can access relational or non-relational data stored in StorHouse through industry standard gateways or custom developed interfaces. The Company's StorHouse technology has the following key attributes:

          - Row-level and Record-level Access from Removable Media. Unlike conventional storage management technologies that access data at the file level, FileTek's patented technology provides direct access to row-level relational data and record- or object-level access to non-relational data, even when the data is stored on high-capacity and low-cost removable storage media such as tape and optical disk. StorHouse eliminates the need to load and restore data from tapes to a database to provide shared access. StorHouse's ability to manage relational data stored on high-capacity storage devices sets it apart from other database systems that are restricted to accessing data from more expensive disk storage devices.

          - Relational and Non-relational Access. StorHouse managed data can be stored in a relational format and accessed by SQL and database gateways such as open database connectivity ("ODBC") and distributed relational database architecture ("DRDA"). StorHouse/RM, an optional product, enables users to access directly relational data stored on fixed or removable media storage devices. StorHouse also offers an Application Programming Interface ("SM/ API"), using patented technology, that provides open application access to data stored in non-relational formats (or objects) such as textual reports and audio data.

          - Intelligent Data Management. The Company's Volume Storage Allocation and Control ("VSAC") software manages data and storage allocation across multiple storage media. VSAC manages both the logical and physical placement of data automatically according to user-specified attributes. StorHouse management software has several performance features designed to optimize the performance of storage devices, most significantly media that employ robotics such as tape and optical storage systems. StorHouse manages a performance buffer on magnetic disk where most frequently accessed data is stored to provide significantly faster overall data access performance. StorHouse manages duplicate copies of data for back-up and recovery if a device fails. System security, performance monitoring and maintenance features are standard StorHouse functions.

          - Data Load and Unload Performance. ADS applications frequently require the loading of massive data volumes each day. StorHouse is capable of loading data at very high rates (two megabytes per second per stream) across multiple data input streams. StorHouse is also capable of creating hundreds of thousands of index entries per second across multiple input streams. The Company's patented data segmentation method partitions data by time period (day, month, etc.), thus avoiding the need to update a massive number of indices each time data is loaded. Unloading data at high rates is also essential to robust ADS applications. StorHouse is capable of unloading up to multiple terabytes of data to other databases and applications on a daily basis.

          - Support of Industry Standard Hardware Technology. StorHouse software runs on a standard Sun Ultra Enterprise server, a highly scalable, high performance server platform. StorHouse also supports widely used, industry standard mass storage systems from vendors such as FileNET Corporation ("FileNET"), Hitachi, Ltd. ("Hitachi"), STK, Sun and Symbios, Inc. ("Symbios"). Each storage device can be used by StorHouse interchangeably. StorHouse is designed to integrate with existing and future mass storage systems.

  Products
     The following chart describes the Company's primary products and highlights the key features of each:


                 YEAR OF                  PRODUCT                           CUSTOMER
  PRODUCT     FIRST SHIPMENT              FEATURES                          BENEFITS

Core
  Products:
StorHouse/SM       1997       - Advanced HSM facility for        - Concurrent access by multiple
                                storing, managing and              applications
                                accessing record-level data      - Reduces data storage
                              - Runs on Solaris 2.x operating      administration costs
                                system                           - Capable of using new
                              - Supports a variety of devices      technology when introduced
                                including tape, optical and      - High data availability
                                RAID
                              - Access through SM/API
StorHouse/RM       1997       - Relational, row-level access     - Supplies consistent atomic
                                to removable media, such as tape   data to decision makers
                              - Supports SQL, ODBC and DRDA      - Complements current business
                                gateways                           intelligence systems
                              - Manages terabytes to petabytes   - Transcends data scalability
                                of relational data                 limitations of other
                              - Utilizes all of the features       technologies
                                of StorHouse/SM                  - Combines multiple technologies
                              - Very high volume data loader       into one integrated product
                                and extractor performance
                              - Patented indexing and data
                                segmentation technology
Other
  Products:
  AMMO-II          1992       - Used to view on-line reports     - Menu-driven access to archived
                                and customer statements            data
                              - Advanced computer output to      - Robust logging to facilitate
                                microfiche replacement product     auditing, security and
                                set                                chargebacks
                              - Browse, display and print
                                character and mixed mode AFP
                                reports
  LAN-AMMO         1995       - Enables distribution of          - Provides easy-to-use GUI
                                document data to servers on      - Network-based users get AMMO
                                local area networks                functionality
  Web-AMMO         1996       - An Internet/Intranet report      - Provides easy-to-use World
                                retrieval and viewing              Wide Web browser access to
                                application                        information archived to
                                                                   AMMO-II
  VROM             1994       - Stores and retrieves data on     - Eliminates the need to produce
                                StorHouse in CD-ROM format         duplicate copies of CDs
                              - Transparently accesses data      - Reduces distribution costs of
                                from network applications          non-electronic data

     StorHouse/SM. StorHouse/SM is the specialized hierarchical storage management ("HSM") sub-system of the StorHouse solution, responsible for automating critical system management tasks, such as data migration, backup and recovery. It controls a hierarchy of storage devices comprised of redundant arrays of independent disks ("RAID"), erasable and write-once-read-many ("WORM") optical disk jukeboxes and automated tape libraries. Regardless of storage hierarchy (size and media), StorHouse transparently migrates data through the hierarchy to provide high performance access to the most active data and low-cost storage for the less active data. StorHouse accesses data records directly, rather than accessing only files. In addition, active indices and data may be stored on a magnetic disk performance buffer. This configuration enables timely access to data within very large files, even though most of the data may be stored on relatively slow storage devices.

     StorHouse/SM automatically indexes, stores and manages the migration and archiving of long-term retention data. It is designed to assure data integrity and control, providing facilities for backup, off-site storage and archive duplexing. As a result, StorHouse/SM maintains the integrity of documents and transactions as originals, while significantly reducing the costs and enhancing the service levels associated with older technologies such as microfiche. In addition, duplex data can be stored in separate libraries to avoid single points of failure.

     StorHouse/RM. StorHouse/RM works in conjunction with StorHouse/SM to administer the storage, access and movement of relational data. StorHouse/RM provides row-level SQL access to atomic data on any layer, including tape, in the StorHouse storage hierarchy. StorHouse/RM provides a relational database management system ("RDBMS") capable of storing and retrieving massive amounts of data, allowing users to store and manage all of their atomic data efficiently. StorHouse/RM stores the segments of relational tables and their indices in StorHouse/SM, through which the relational data can be automatically migrated to the least expensive storage media. StorHouse/RM, using StorHouse/SM, can directly access the rows needed for massive tables either to respond to a direct SQL query or to unload the data needed to populate a data mart.

     StorHouse/RM segmentation partitions enable rapid query response as only the data volumes covering each query's date range need to be mounted. This feature separates the indices from data so the indices can be stored at a higher layer in the hierarchy than the data thereby enabling faster access. As an example, the indices could reside for months on magnetic disks, then migrate to optical disks where they would reside for years before finally migrating to tape, while the data might reside on magnetic disks only for a few days before migrating to tape. Segments within the relational tables can be migrated individually because of the table segmentation features of StorHouse/RM. StorHouse/RM enables the segment migration plan to be customized for each application and to be managed with little human effort.

     Other Products. FileTek's desktop end-user products provide tools used to access and view through the SM/API interface the data stored on StorHouse. In turn, StorHouse systems, with StorHouse/RM, access atomic data via SQL and other industry standard database-to-database gateways and interfaces.

          AMMO-II (Alternative to Microfiche/Microfilm On-line). AMMO-II is an MVS-based software product that gives StorHouse users access to terabytes of on-line information through existing terminals. AMMO-II provides multi-feature viewing capabilities, flexible key accessibility, print support, and ease of implementation with minimal impact on the users' current operations. AMMO-II provides both flexible retrieval and hierarchical storage design.

          LAN-AMMO. LAN-AMMO is a work group computing software product that allows data to be stored and manipulated locally. LAN-AMMO runs on leading workstations and servers and manages currently-active work group data. It accesses the AMMO server for enterprise data. LAN-AMMO allows viewing under a graphical user interface ("GUI") as well as printing and faxing.

          Web-AMMO. Web-AMMO is an Internet/Intranet report retrieval and viewing software product that provides World Wide Web access to information archived to a StorHouse system with AMMO-II. With Web-AMMO, customer service representatives and business customers can access and view months to years of corporate and customer data stored on a mainframe, a StorHouse system, or on a distributed document LAN server with any web browser that supports Frames and Java. Web-AMMO provides secure Internet/Intranet access to terabytes of report data across an enterprise.

          VROM (Virtual CD-ROM Archive). VROM is a virtual data repository that allows data to be stored as a virtual CD-ROM (in standard CD-ROM format) and read from StorHouse using Windows family Input/Output. The tool allows organizations to provide a shared use facility for access to the data and reduce the management, distribution and production costs associated with creating multiple copies of CD-ROMs for data access and viewing.


     Year 2000 Compliance. A limited number of the Company's older products, to the best of the Company's knowledge, are not Year 2000 compliant, and customers that have licensed such products have been advised of this fact. The Company has provided certain warranties on such older products and has committed to consult with its customers to ensure Year 2000 compliance for such products. The Company believes, based upon initial testing and the use of a proper method of date storage in the development process, that its StorHouse software products licensed to its customers are Year 2000 compliant and has so warranted to its customers. However, the Company has not completed a comprehensive test of its StorHouse software products to determine whether they are Year 2000 compliant. The Solaris operating system in the Sun servers resold by the Company is not Year 2000 compliant, but Sun has announced that it will provide its licensees with revised versions that are Year 2000 compliant which the Company will then provide to its customers. See "Risk Factors -- Year 2000 Compliance."


CUSTOMERS


     As of June 30, 1998, more than 50 customers in a wide range of industries had licensed the Company's products. The following is a list of selected customers of the Company, segmented by industry concentration, which purchased an aggregate of at least $100,000 or more in products or services from the Company during the two-year period ended December 31, 1997.


FINANCIAL SERVICES
Banco Popular De Puerto Rico
Bear Stearns and Co., Inc.
Citibank, N.A.
Citicorp Global Technology, Inc.
Edward D. Jones & Co.
First Commercial Corporation
First Security Information Technology,
  Inc.
Fleet Services Corporation
Glendale Federal Bank, F.S.B.
Household International, Inc.
Keystone Financial, Inc.
MasterCard International Incorporated
Mellon Bank, N.A.
Morgan Stanley Dean Witter Trust
  F.S.B.

NationsBanc Services, Inc.
  ("NationsBank")

TELECOMMUNICATIONS
Pacific Bell
U S West Communications, Inc.

OTHER
Defense Logistics Agency
Northern Indiana Public Service
  Company

South African Mutual Life Assurance
  Society ("Old Mutual")

Spiegel, Inc.
United Air Lines, Inc.
United Services Automobile Association


     The Company is dependent on a small number of customers for a substantial portion of its revenue. In 1995, AT&T, U S West and PacBell accounted for 11.7%, 12.0% and 13.8%, respectively, of the Company's revenues, with the five largest customers accounting for an aggregate of 51.2% of revenues for the period. In 1996, AT&T and Bank of America accounted for 12.5% and 10.1%, respectively, of the Company's revenue, with the five largest customers accounting for an aggregate of 39.9% of revenue for the period. In 1997, AT&T and U S West accounted for 19.7% and 10.8%, respectively, of the Company's revenues, with the five largest customers accounting for an aggregate of 48.2% of revenue for the period. For the six months ended June 30, 1998, the Company's five largest customers accounted for an aggregate of 74.2% of the Company's revenues. See "Risk Factors -- Customer Concentration."



  Case Studies



     NationsBank. NationsBank used to rely on microfiche to store the historical data of many of its departments, including research, adjustment, trust, general ledger, cash management and credit cards. Answering complex internal or customer queries was a very labor-intensive process that often required hours and in some cases days of manual procedures. To address this problem and the high cost associated with data storage on microfiche, NationsBank evaluated low-cost media as a replacement for microfiche and selected a predecessor to StorHouse/SM in 1991. With this COLD system, approximately 30,000 employees have access to customer records and other historical data on a real-time basis, as the information is stored on accessible electronic media. With savings approaching $1 million per year on labor alone, NationsBank achieved rapid payback from installing the system. The bank currently has three terabytes of data stored on the system, and expects this number to reach 11 terabytes within two years. NationsBank has also realized substantial qualitative benefits through improved customer service, from being able to respond to customer queries rapidly. Based on current information needs, NationsBank is in the process of upgrading to the Company's StorHouse system, and is committed to the elimination of microfiche across the bank.



     Old Mutual. Old Mutual, one of the world's largest insurance companies, based in South Africa, previously used DAT tape to store all of its voice recordings from its Call Centers and stock trading desks, and paper file storage for its policy information. This information was difficult to access on a timely basis and expensive to store and retrieve. Old Mutual implemented the Company's StorHouse solution in early 1998 to address the need for timely access to customer documentation, and is currently in the process of implementing a system that will store six to twelve months worth of call recordings and workflow information. The system is expected to store and manage more than 20 terabytes of information. Old Mutual expects to improve its operations through the reduction of headcount, the more efficient use of existing storage devices, and better customer service. As additional business units are added to the system, Old Mutual estimates that it will save millions of dollars per year in operating costs. It also expects to realize additional cost savings through the significant reduction of settlements related to disputed accounts.


SALES AND MARKETING


     The Company sells and markets its products primarily through its direct sales force based in Rockville, Maryland and additional sales offices in Boca Raton, Chicago, Dallas, Denver, New York, Orlando, Phoenix, San Francisco and London, England. As of July 31, 1998, the Company's sales and marketing organization consisted of 27 employees, of which 18 were direct sales representatives.


     The Company's direct sales team includes both sales personnel and systems engineers who conduct multiple presentations and demonstrations of the Company's products at customer sites as part of the direct sales effort. Systems engineers provide comprehensive on-site training and pre-sale customer support services. The Company's sales cycle is typically no less than six months and can be 18 months or longer depending on the product and the market segment. To support its direct sales efforts, the Company conducts a number of marketing programs, including public relations, seminars, trade shows, product education and user group conferences, speaking engagements and publications.


     The Company recently entered into a strategic relationship with STK, which the Company believes will enhance its sales, marketing and support activities. The Company believes that this relationship will provide joint marketing and sales opportunities for the Company's direct sales teams, expand the distribution of its products and broaden its product offerings through product bundling. Under the STK agreement, the parties have agreed to identify and target opportunities to jointly market the Company's products and STK's hardware as part of the StorHouse solution and to coordinate their sales and marketing efforts with respect to these opportunities. The agreement may be terminated upon 60-days notice by either party after the initial term expires on June 9, 1999. The Company is actively seeking other strategic partners with products that are complementary to those of the Company.


SERVICE AND SUPPORT


     FileTek's customer support organization provides 24-hour-a-day, seven-day-a-week support services for the Company's products throughout the U.S. Customer support provides pre-installation and installation services, maintenance and repair, post-sales support, relocation services and system software and applications support services. Remote diagnostic and support capabilities are available for the systems serviced. The national response support center, which is staffed with both hardware and software support specialists, provides initial telephone consulting, problem determination, recovery and problem resolution, and dispatches field personnel to customer sites as needed. The Company subcontracts with various third-party support companies for field hardware support local to the customer sites. In order to provide high system availability and responsive service, FileTek provides field support personnel with required spare parts in various locations and at select parts depots strategically located near customer sites. The Company plans to continue to expand its customer support organization as its customer base grows. As of July 31, 1998, the Company had 27 employees in its customer support organization.



     The Company also assembles, integrates and tests all components of its products. FileTek has implemented a comprehensive quality control program whereby the fully-assembled system is loaded with system software and subjected to product testing prior to shipment. As of July 31, 1998, the Company had four employees providing integration services.

RESEARCH AND DEVELOPMENT


     The Company believes that its future success will depend upon its ability to continue to enhance its product offerings, which requires a continued investment in research and development. As of July 31, 1998, the Company's research and development organization consisted of 28 full-time employees and one part-time employee. The Company spent $4.0 million, $3.7 million, $3.7 million and $1.9 million on research and development and capitalized software development for the years ended December 31, 1995, 1996 and 1997 and the six months ended June 30, 1998, respectively. Of such amounts for such periods, $1.1 million, $3.2 million, $3.6 million and $1.9 million, respectively, were attributable to research and development expense.


     The Company's development efforts include providing enabling software and drivers to extend the StorHouse system by introducing new types of storage devices into the storage hierarchy, designing and developing new client server interfaces and adding additional functionality. Although most development activities are performed in-house, the Company occasionally enters into development and licensing arrangements with third parties and technology partners for certain development and/or technology licensing activities.

     FileTek generally releases new versions of its software products every six to twelve months depending on business opportunities and market requirements for added functionality. New hardware components are integrated when they provide significant performance or cost benefits and when required to meet market requirements. Software to access new storage devices can be added independent of releases.

     The Company's product development initiatives are focused on the development of new releases of StorHouse solutions and on complementary applications. The Company plans to begin beta testing version 5.1 of StorHouse/SM in the second half of 1998. This version is slated to interface to the STK library control software, enabling StorHouse to use STK's entire line of libraries. In addition, it will enable shared use, so that an MVS attached library with available capacity can be used. Control Center ("CC") is a new GUI system management tool for both StorHouse/SM and StorHouse/RM. CC provides a framework under which certain StorHouse modules can execute and provide an easy-to-learn and easy-to-use administrative interface. The Company began the development of CC in 1997 and expects to begin beta testing in the second half of 1998.

COMPETITION

     The market for the Company's products is intensely competitive and subject to rapid change. The Company's products compete with other storage, storage management and database products offered by a number of vendors, including Compaq Computer Corporation, EMC, IBM, Information Builders, Inc., Microsoft, NCR and Oracle. These vendors have substantially greater resources and market influence than FileTek. There are relatively low barriers of entry in the software market, and thus the Company expects additional competition from other established and emerging companies if the atomic data store market continues to develop and expand. The development of new technologies or products by others could have a material adverse impact on the Company's business. There is also a substantial risk that the announcement of competing products by large competitors could result in the cancellation or delay of customer orders in anticipation of the introduction of such new products. Many of the Company's competitors have well-established relationships with current and potential customers of the Company, have extensive knowledge of the relational database industry and are capable of offering a single vendor solution. As a result, the Company's competitors may be able to respond more quickly to new or emerging technologies and changes in products than can the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. See "Risk Factors -- Competition."

     The Company believes that the principal competitive factors affecting its market include product features such as record-level access from removable media, data movement performance and efficiency, data scalability, data storage price performance, breadth of supported operating systems and storage devices, integration with industry standards, functionality, product reputation, quality, performance, price, sales and marketing effort and customer support. Although the Company believes that it currently competes favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with greater financial, marketing, service, support, technical and other resources than the Company.

PROPRIETARY RIGHTS

     The Company relies on a combination of copyright, patent, trademark and trade secret laws together with confidentiality procedures and contractual provisions to protect its proprietary technology. For example, the Company licenses rather than sells its software and requires licensees to enter into license agreements, which impose restrictions on licensees' ability to use the software. In addition, the Company seeks to avoid disclosure of its trade secrets by various means, including but not limited to requiring those persons with access to the Company's proprietary information to execute confidentiality agreements with the Company. The Company has entered into source code escrow agreements with a number of its customers requiring release of source code under certain conditions. Such agreements provide that such parties will have a limited, non-exclusive right to use such code in the event that the Company fails to meet its maintenance or certain other obligations. The provision of source code in escrow may increase the likelihood of misappropriation by third parties. The Company owns three U.S. patents. One patent relates to data integrity, transportability and direct access of unformatted bitstreams. A second patent covers a method of virtual memory storage allocation with dynamic adjustment to manage the allocation of removable storage media (VSAC). A third patent covers a number of StorHouse features associated with accessing very large tables and using HSM to store RDBMS data. There can be no assurance that the patent rights will be sufficient to protect the Company's technology. Although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful. In addition, the laws of certain foreign countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. However, while the Company's ability to compete could be affected by its ability to protect its proprietary product and technology rights, the Company believes that such protection is less significant to its success than experienced management, technical expertise, marketing skills, new product introductions and frequent product enhancements. See "Risk Factors -- Limited Protection of Proprietary Technology; Risks of Infringement."

     The Company licenses certain software from third parties and incorporates it in the Company's software products for sublicense to its end users.

EMPLOYEES


     As of July 31, 1998, the Company had 106 employees (including three part-time employees), consisting of 105 in the U.S. and one in the U.K. Of this total, 29 were employed in research, product development, engineering, and publications; 27 (one in the U.K.) were employed in sales and marketing; four were employed in integration services; 27 were employed in customer support; and 19 were employed in finance, operations and administrative positions. Competition for employees in the Company's industry is intense. None of the Company's employees are represented by labor unions. The Company has not experienced any labor stoppages and considers its relations with its employees to be good.


FACILITIES

     The Company's principal administrative, marketing, research and development and integration facilities are located in approximately 42,000 square feet of leased space in Rockville, Maryland. The lease on this facility will expire in April 2001 and the Company has an option to extend the lease for an additional three-year period thereafter. In addition, the Company leases sales and service space in eight other locations within the U.S. and one location in the U.K. The Company believes that these facilities are adequate for its current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of the Company's operations.

LEGAL PROCEEDINGS

     From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. The Company is not a party to any legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:


                 NAME                   AGE                       POSITION
                 ----                   ---                       --------
William C. Thompson...................  65    Chief Executive Officer and Chairman of the Board
David L. Beamer.......................  56    President, Chief Operating Officer and Director
John G. Burgess.......................  60    Vice President and Chief Technical Officer
William P. Loomis.....................  44    Vice President, Finance and Administration, Chief
                                              Financial Officer, Treasurer and Secretary
George R. Pasterak....................  40    Vice President, Development
Greg A. Sheard........................  55    Vice President, Customer Support
Robert W. Simonds.....................  39    Vice President, Marketing
Gary G. Szukalski.....................  35    Vice President, North American Sales Operations
Elliot H. Cole(1).....................  66    Director
Lewis S. Frauenfelder(1)..............  58    Director
Kenneth W. Simonds(1).................  63    Director


---------------
(1) Member of the Compensation and Audit Committees.

     WILLIAM C. THOMPSON, a co-founder of the Company, has served as Chief Executive Officer and Chairman of the Board since the Company's inception in May 1984. Mr. Thompson was also President of the Company from April 1984 until March 1989 and from July 1990 until October 1993. Mr. Thompson is also the founder, President and director of Centennial Computer Corporation ("Centennial"), a specialized financial services and leasing company.


     DAVID L. BEAMER has been President, Chief Operating Officer and a member of the Board of Directors of the Company since October 1993. From April through September 1993, Mr. Beamer was on an extended vacation. From September 1992 until April 1993, Mr. Beamer was Vice President and General Manager, Huron Operations, of Amdahl Corporation, a mainframe computer systems company. From January 1992 until August 1992, Mr. Beamer was Vice President and General Manager, European Operations of Amdahl. From January 1991 until January 1992, Mr. Beamer was Vice President Corporate Marketing, and from January 1986 until December 1990, was Vice President and General Manager, U.S. Operations of Amdahl.


     JOHN G. BURGESS, a co-founder of the Company, has been Vice President and Chief Technical Officer since the Company's inception in May 1984. From January 1980 until April 1984, Mr. Burgess was Vice President of Development for Centennial. From December 1967 until January 1980, Mr. Burgess was Vice President of Development for Tesdata Systems Corporation, a performance management company.

     WILLIAM P. LOOMIS has been Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Secretary of the Company since July 1990. From July 1989 until July 1990, Mr. Loomis was Director of Corporate Operations of the Company. From January 1987 until July 1989, Mr. Loomis was Controller of the Company. Mr. Loomis also serves as the Vice President of Finance of Centennial.


     GEORGE R. PASTERAK has been Vice President, Development since July 1998. From August 1989 until July 1998, Mr. Pasterak worked with the National Security Agency where he provided program management services and became Director of Infrastructure Engineering in January 1997. From June 1994 until December 1996, Mr. Pasterak also served as a part-time Vice President and Director of Software Engineering for LightSpeed Computing, Inc., a Microsoft solution provider specializing in custom database solutions.


     GREG A. SHEARD has been Vice President, Customer Support of the Company since April 1993. From January 1991 until April 1993, Mr. Sheard provided consulting in the area of customer support strategies and operations for a number of high technology companies. From June 1988 until December 1990, Mr. Sheard was Vice President, Customer Service for Stratus Computer, Inc., a computer systems company.

     ROBERT W. SIMONDS has been Vice President, Marketing since August 1997. From January 1996 until August 1997, Mr. Simonds was founding partner of Simonds Associates, a management consulting firm specializing in the data warehouse marketplace that provided consulting services to the Company. From August 1995 until January 1996, Mr. Simonds was Senior Manager with Coopers & Lybrand Consulting. From December 1991 until August 1995, Mr. Simonds was a Senior Director, Industry Consulting, with NCR Corporation, a data warehouse solutions and computer systems company.

     GARY G. SZUKALSKI has been Vice President of North American Sales Operations of the Company since April 1995 and has been with the Company since January 1986. Mr. Szukalski's previous positions with the Company included District Sales Manager and Director, Systems Engineering

     ELLIOT H. COLE has been a director of the Company since its inception in 1984. He is a senior partner in the law firm of Patton Boggs LLP, Washington, D.C., the Company's general counsel, and serves as a director of, and acts as general counsel for, a number of technology-based companies. Mr. Cole is currently a director of First Medical Group, Inc.

     LEWIS S. FRAUENFELDER has been a director of the Company since March 1993. Mr. Frauenfelder has been the President and Chief Operating Officer of Benchmark Tape Systems Corporation, a magnetic tape storage systems company, since April 1998. Since May 1996, Mr. Frauenfelder has been a data storage industry consultant. From March 1995 until May 1996, Mr. Frauenfelder was President and Chief Executive Officer of DataSonix Incorporated, a mobile data storage products company. From October 1990 until March 1995, Mr. Frauenfelder was President and Chief Executive Officer of Fujitsu Computer Products of America, Inc., a data storage and image products company.

     KENNETH W. SIMONDS has been a director of the Company since May 1992 and previously served as a director from January 1989 through February 1990. From 1985 until April 1992, Mr. Simonds was President and Chief Executive Officer of Teradata Corporation, a database computer company, and was elected Chairman of Teradata in October 1988. Prior thereto, he served in various executive capacities with Amdahl Corporation. Mr. Simonds is a director of Printrak International Inc.

     All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Executive officers of the Company are elected by the Board of Directors and serve until their successors are duly elected and qualified. Other than Kenneth W. Simonds and Robert W. Simonds, who are father and son, there are no other family relationships among any of the directors and executive officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Audit Committee consists of Messrs. Cole, Frauenfelder and K. Simonds. The Audit Committee reviews, with the Company's independent auditors, the scope, timing and results of audit and other services that the independent auditors are asked to perform. In addition, the Audit Committee will make annual recommendations to the Board of Directors for the appointment of independent auditors for the ensuing year.

     The Compensation Committee consists of Messrs. Cole, Frauenfelder and K. Simonds. The Compensation Committee will review and evaluate the compensation and benefits of the executive officers, review general policy matters relating to compensation and benefits of employees of the Company and make recommendations concerning these matters to the Board of Directors. The Compensation Committee also will administer the Company's stock option plan.

DIRECTORS' COMPENSATION

     Directors who are not employees of the Company currently include Messrs. Cole, Frauenfelder and Simonds (the "Outside Directors"). No directors receive an annual retainer or fees for attending regular meetings of the Board of Directors. All directors are reimbursed for reasonable expenses incurred by them in attending such meetings. Outside Directors will automatically receive annual
stock option grants of                shares pursuant to the 1998 Directors'
Stock Option Plan. See "-- Employee Benefit Plans."

     The Company granted to each of the Outside Directors options to purchase 7,500 shares of Common Stock at an exercise price of $0.67 per share and 7,500 shares of Common Stock at an exercise price of $7.33 per share in April 1997 and April 1998, respectively. Such options vest quarterly over two years. In addition, in September 1997, the Company granted to Mr. Frauenfelder an option to purchase 30,000 shares of Common

Stock at an exercise price of $0.67 per share. Such options were replacements for options that were originally granted in 1993 at $1.33 per share. Mr. Frauenfelder has purchased 15,000 of such shares.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation earned by William C. Thompson the Company's Chief Executive Officer and for each of the other four most highly compensated executive officers of the Company whose total compensation for services in all capacities to the Company exceeded $100,000 during the year ended December 31, 1997 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                     ------------
                                                                                      NUMBER OF
                                                           ANNUAL COMPENSATION(2)     SECURITIES
                                                           -----------------------    UNDERLYING
             NAME AND PRINCIPAL POSITIONS(1)                SALARY        BONUS(3)     OPTIONS
             -------------------------------               --------       --------   ------------
William C. Thompson(4)...................................  $     --       $331,432          --
  Chairman of the Board and Chief Executive Officer
David L. Beamer(5).......................................   150,000        152,280      90,000
  President and Chief Operating Officer
William P. Loomis........................................   119,000         89,576      60,000
  Vice President, Finance and Administration, Chief
  Financial Officer, Treasurer and Secretary
John G. Burgess..........................................   103,000         89,576      30,000
  Vice President and Chief Technical Officer
Gary G. Szukalski........................................   100,000        120,326      60,600
  Vice President, North American Sales Operations

---------------
(1) Robert W. Simonds became the Company's Vice President, Marketing, effective August 18, 1997. His annual base salary is $140,000 plus a bonus of not less than $65,000. Mr. Simonds received a grant of options to purchase 150,000 shares of Common Stock effective September 12, 1997.

(2) In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table does not include medical, group life insurance or other benefits which are available to all salaried employees of the Company, and certain perquisites and other benefits, securities or property that do not exceed the lesser of $50,000 or 10% of the person's salary and bonus shown in the table.

(3) Includes amounts accrued in 1997 and paid or to be paid in 1998 in the amounts of $243,804 to Mr. Thompson; $112,018 to Mr. Beamer; $65,893 to Mr. Loomis; $65,893 to Mr. Burgess; and $53,805 to Mr. Szukalski. Bonus amount for Mr. Szukalski represents accruals for commission overrides.

(4) Mr. Thompson elected to forego his salary in 1997. He did not receive any stock, stock-based or other forms of non-cash consideration in lieu thereof. His salary of $134,000 was reinstated effective January 1, 1998, and increased to $200,000 as of April 1, 1998.

(5) Mr. Beamer's salary increased to $200,000 as of April 1, 1998.

     The following table sets forth all individual grants of stock options during 1997 to each of the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                           POTENTIAL REALIZABLE
                                                  INDIVIDUAL GRANTS                          VALUE AT ASSUMED
                             -----------------------------------------------------------      ANNUAL RATES OF
                             NUMBER OF        PERCENTAGE OF                                     STOCK PRICE
                             SECURITIES       TOTAL OPTIONS                                  APPRECIATION FOR
                             UNDERLYING         GRANTED TO     EXERCISE OR                    OPTION TERM (5)
                              OPTIONS          EMPLOYEES IN     BASE PRICE    EXPIRATION   ---------------------
          NAME(1)            GRANTED(2)       FISCAL YEAR(3)   PER SHARE(4)      DATE         5%          10%
          -------            ----------       --------------   ------------   ----------   ---------   ---------
William C. Thompson........        --                --              --             --           --          --
David L. Beamer(6).........    90,000              16.7%          $0.67        4/16/07      $37,734     $95,625
William P. Loomis(6).......    60,000              11.1            0.67        4/16/07       25,156      63,750
John G. Burgess(6).........    30,000               5.6            0.67        4/16/07       12,578      31,875
Gary G. Szukalski(7).......    60,600              11.3            0.67        4/16/07       25,407      64,387

---------------
(1) Robert W. Simonds was granted options to purchase 150,000 shares of Common Stock effective September 12, 1997 at an exercise price of $0.67.

(2) Options were "non-qualified" stock options and were granted under the Stock Plans at an exercise price not less than the market value on the date of grant as determined by the Board of Directors of the Company. See
    "-- Employee Benefit Plans."

(3) Based on options to purchase an aggregate of 538,407 shares granted to employees in 1997, including options granted to the Named Executive Officers.

(4) All options were granted at exercise prices equal to the fair market value of the Common Stock, as determined by the Board of Directors, on the date of grant.

(5) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the United States Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period.

(6) Options are immediately exercisable at the date of grant, with shares purchased upon exercise of such options subject to repurchase by the Company and certain employee stockholders at the original exercise price upon the occurrence of certain events until such shares are vested ("Repurchase Rights"). The shares vest with respect to such repurchase to the extent of 25% on April 1, 1998 and an additional approximately 2% every month thereafter.

(7) Options vest over a four year period at a rate of 25% annually, beginning April 1, 1997, so long as the individual is employed by the Company. Shares underlying such options are subject to the Repurchase Rights.

     The following table sets forth information regarding option exercises during 1997 and exercisable and unexercisable stock options held as of December 31, 1997 by each of the Named Executive Officers:

      AGGREGATED OPTION EXERCISES IN LAST YEAR AND YEAR-END OPTION VALUES

                                                         NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                              UNDERLYING                     IN-THE-MONEY
                               SHARES                   UNEXERCISED OPTIONS AT                OPTIONS AT
                              ACQUIRED                     DECEMBER 31, 1997             DECEMBER 31, 1997 (1)
                                 ON       VALUE     -------------------------------   ---------------------------
                              EXERCISE   REALIZED   EXERCISABLE       UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                              --------   --------   -----------       -------------   -----------   -------------
William C. Thompson.........       --       $--        88,950                --         $              $
David L. Beamer(2)..........   15,000        --       420,150            52,500
William P. Loomis(2)........   15,000        --       295,948                --
John G. Burgess(2)..........       --        --       134,250                --
Gary G. Szukalski...........       --        --        59,400            90,000

---------------
(1) There was no public market for the Common Stock as of December 31, 1997. Accordingly, these values have been calculated on the basis of an assumed
    initial offering price of $     per share, less the applicable exercise
    price, multiplied by the number of shares underlying such options.

(2) Certain options are immediately exercisable at the date of grant, but any such shares purchased are subject to the Repurchase Rights. Of the exercisable options, 330,150, 210,948 and 83,625 options held by Messrs. Beamer, Loomis and Burgess, respectively, are vested with respect to the Repurchase Rights as of December 31, 1997. See "Employee Benefit
    Plans -- 1990 Non-qualified Stock Option Plan."

     No compensation intended to serve as incentive for performance to occur over a period longer than one year was paid pursuant to a long-term incentive plan during the last year to any of the Named Executive Officers.

EMPLOYEE BENEFIT PLANS


     1990 Stock Option Incentive Plan. The Company's 1990 Stock Option Incentive Plan (the "SOIP") was adopted by the Board of Directors and approved by the stockholders in June 1990. As of July 31, 1998, an aggregate of 1,374,000 shares of Common Stock had been reserved for issuance upon the exercise of options under the SOIP. As of July 31, 1998, options to purchase 1,092,663 shares of Common Stock were outstanding at a weighted average exercise price of approximately $1.70 per share; and 256,470 shares remained available for future grant under the SOIP. All shares issued pursuant to the SOIP were granted at the fair market value of the Company's Common Stock as of the time of grant, as determined by the Board of Directors. The SOIP is currently administered by the Compensation Committee. Subject to the provisions of the SOIP, the Compensation Committee has the discretion to determine the optionees, the type of option to be granted the terms of the grants and such other related provisions as are consistent with the SOIP.


     The SOIP provides for the grant of options to employees and directors who are also employees of FileTek either as options qualifying for treatment under the Internal Revenue Service Code of 1986, as incentive stock options ("ISOs"), or as non-qualified stock options ("NSOs"). To date, all options granted have been NSOs. The exercise price of options granted under the SOIP may not be less than 100% of the fair market value of the Common Stock on the date of grant. No option may be granted with a term exceeding ten years or result in, upon exercise, an optionee holding over 10% of the outstanding stock. In the case of ISOs, the aggregate fair market value of stock with respect to ISOs exercisable for the first time by an employee may not exceed $100,000. The exercise price of an ISO grant to an optionee who beneficially owns 10% or more of the outstanding capital stock of the Company may not be less than 110% of the fair market value per share on the date of grant.


     Generally, options granted under the plan become exercisable at the rate of 25% per year beginning one year after the date of grant. Of the 1,092,663 options outstanding pursuant to the SOIP as of July 31, 1998, approximately 541,968 were immediately exercisable. The options terminate not more than ten years from the date of grant, subject to earlier termination of the optionee's death, disability or termination of employment with the Company, but provided that the term of any options granted to a holder of more than 10% of the outstanding shares of capital stock may be no longer than five years. The SOIP terminates in June 2000, unless sooner terminated by the Board of Directors.

     Options are not assignable or otherwise transferable except by will or the laws of descent and distribution. In the event of a reorganization, merger or consolidation in which the Company is not the surviving corporation, or upon the sale of all or substantially all of the Company's assets to another corporation, the successor corporation shall assume all of the Company's outstanding options or substitute new options therefor. The Board of Directors has the discretion in any such event to determine and to make effective provisions for the acceleration of time during which an option may be exercised, in which case the option shall terminate within thirty days from the date of notification. Notwithstanding the foregoing, the Board of Directors, in its sole discretion, may determine that in connection with any such reorganization, merger, or consolidation in which the Company is not the surviving corporation, optionees shall receive cash equal to the excess of the fair market value of such shares immediately prior to the effective date of such reorganization, merger or consolidation over the exercise price.

     The Company has a right of first refusal to purchase any shares of stock that may be purchased upon the exercise of options granted under the SOIP that an optionee may propose to transfer to a third party. In addition, the Company has the right to repurchase at fair market value all shares held by an optionee upon the optionee's termination of employment or service with the Company, for any reason, within a specified period. The Company must repurchase the shares at a price not less than the original exercise price per share of the optionee, unless otherwise mutually agreed.


     1990 Non-qualified Stock Option Plan. The Company's 1990 Non-qualified Stock Option Plan (the "NSOP") was adopted by the Board of Directors and approved by the stockholders in June 1990. As of July 31, 1998, an aggregate of 549,750 shares of Common Stock have been reserved for issuance under the NSOP. As of July 31, 1998, options to purchase 529,352 shares of Common Stock were outstanding at a weighted average exercise price of approximately $1.02 per share and 3,898 shares remained available for future grant under the NSOP. All shares issued pursuant to the NSOP were granted at the fair market value of the Company's Common Stock as of the time of grant, as determined by the Board of Directors. The NSOP is currently administered by the Board of Directors, although the Board of Directors may delegate administration to a committee of at least three directors.



     Options granted under the NSOP are immediately exercisable, whether vested or not. However, shares purchased under the NSOP which are not vested are generally subject to repurchase by the Company at the original exercise price if the purchaser ceases to be an employee of the Company. The repurchase option typically lapses as to 25% of the shares granted following the first year after the vesting commencement date and approximately 2% of the shares following each additional month. As of July 31, 1998, 181,406 of the shares of Common Stock to be purchased pursuant to options granted under the NSOP would be subject to the Company's repurchase option if the underlying options were exercised. The exercise price of options granted under the NSOP may not be less than 100% of the fair market value of the Common Stock on the date of grant. No option may be granted with a term exceeding ten years or result in, upon exercise, an optionee holding over 10% of the outstanding stock. Subject to the provisions of the NSOP, the Board of Directors has the discretion to determine the optionees, the terms of the grants and such other related provisions as are consistent with the NSOP.


     The options terminate not more than ten years from the date of grant, subject to earlier termination on the optionee's death, disability or termination of employment with the Company. The NSOP terminates in June 2000, unless sooner terminated by the Board of Directors.

     Options are not assignable or otherwise transferable except by will or the laws of descent and distribution. In the event of a reorganization, merger, or consolidation in which the Company is not the surviving corporation or upon the sale of all or substantially all of the Company's assets to another corporation, the successor corporation shall assume all of the Company's outstanding options or substitute new options therefor. The Board of Directors shall have the discretion and power in any such event to determine and to make effective provisions for the acceleration of time during which an option may be exercised, in which case the option shall terminate within thirty days from the date of notification. Notwithstanding the foregoing, the Board of Directors, in its sole discretion, may determine that in connection with any such reorganization, merger or consolidation in which the Company is not the surviving corporation, optionees shall receive cash equal to the excess of the fair market value of such shares immediately prior to the effective date of such reorganization, merger or consolidation over the exercise price.

     The Company has a right of first refusal under the NSOP equivalent to that under the SOIP.

     At the discretion of the Board of Directors, an option agreement granted pursuant to the NSOP may provide that, upon the purchase of stock of the Company by a person other than an institutional investor such as a bank, insurance company, venture capital firm, underwriter or small business investment company, which results in a change in control, options granted hereunder will become immediately exercisable without regard to the vesting and installment provisions thereof.


     Stock Option Agreements. In addition to stock options granted pursuant to one of the aforementioned stock option plans, as of July 31, 1998, options to purchase 508,557 shares of Common Stock pursuant to individualized stock option agreements were outstanding at a weighted average exercise price of approximately $1.68 per share. As of July 31, 1998, approximately 480,432 are immediately exercisable.


     1998 Omnibus Plan. The Company's 1998 Omnibus Stock Plan (the "Omnibus Plan") was adopted by the Board of Directors and approved by the stockholders in June 1998. The Omnibus Plan authorizes the issuance of an aggregate of up to 1,500,000 shares of Common Stock with respect to certain "Awards" made under the Omnibus Plan. All such shares remain available for future grant under the Omnibus Plan.

     The Omnibus Plan provides for grants of options to employees, officers, directors and consultants of the Company or any affiliate of the Company provided, however, that no individual may receive an award of more than 250,000 shares in any one fiscal year. "Awards" under the Omnibus Plan may take the form of grants of stock options, stock appreciation rights, restricted or unrestricted stock, phantom stock, performance awards or any combination thereof. The Omnibus Plan is administered by the Board of Directors, or by such committee or committees as may be appointed by the Board of Directors from time to time (the "Administrator"). The Administrator has sole power and authority, consistent with the provisions of the Omnibus Plan, to determine which eligible participants will receive Awards, the form of the Awards and the number of shares of Common Stock covered by each Award, to impose terms, limits, restrictions and conditions upon Awards, to modify, amend, extend or renew Awards (with the consent of the awardee), to accelerate or change the exercise timing of Awards or to waive any restrictions or conditions to an Award and to establish objective and conditions for earning Awards.

     Unless otherwise determined by the Administrator, and in any event in the case of an incentive stock option or a stock appreciation right granted with respect to an incentive stock option, Awards are not transferable other than by will or the laws of descent and distribution. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Award may be exercised during the lifetime of the grantee, only by the grantee or, during the period the grantee is under a legal disability, by the grantee's guardian or legal representative. Unless terminated sooner by the Board of Directors, the Omnibus Plan terminates in June 2008 or the date on which all shares available for issuance shall have been issued pursuant to the exercise or cancellation of Awards under the Omnibus Plan.

     1998 Directors' Stock Option Plan. The 1998 Directors' Stock Option Plan (the "Director Plan") was adopted by the Board of Directors and approved by the
stockholders in             1998. Under the terms of the Director Plan,
directors of the Company who are not employees of the Company (the "Eligible Directors") are eligible to receive non-statutory options to purchase shares of
Common Stock. A total of                shares of Common Stock may be issued
upon exercise of options granted under the Director Plan. Unless terminated sooner by the Board of Directors, the Director Plan will terminate in June 2008, or the date on which all shares available for issuance under the Director Plan shall have been issued pursuant to the exercise of options granted under the Director Plan.

     Under the Director Plan, options to purchase                shares of
Common Stock will be granted to each Eligible Director on the date of each annual meeting of stockholders after the closing of the Offering. Options will vest at the rate of one-twelfth of the total grant per month, and will vest in full at the earlier of (i) the first anniversary of the date of the grant or
(ii) the date of the next annual meeting of stockholders.

The exercise price of options granted under the Director Plan will equal the fair market value per share of the Common Stock on the date of grant.

     Options granted under the Director Plan are not transferable by the optionee except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order. In the event an optionee ceases to serve as a director, each option may be exercised by the optionee for the portion then exercisable at any time within 60 days after the optionee ceases to serve as a director; provided, however, that in the event that the optionee ceases to serve as a director due to his death or disability, then the optionee, or his or her administrator, executor or heirs, may exercise the exercisable portion of the option for up to 180 days following the date the optionee ceases to serve as a director. No option is exercisable after the expiration of seven years from the date of grant.

     401(k) Retirement Savings Plan. In February 1990, the Company adopted the FileTek 401(k) Savings Plan, a plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Service Code. Generally, all employees are eligible to participate in the 401(k) plan after they complete three months of service. Eligible employees may contribute up to 15% of their compensation, not to exceed the maximum excludable amount allowed by the Internal Revenue Service, and such amounts will be 100% vested at all times. Effective January 1, 1995, the Company began matching 25% of the first $1,200 of each participating employee's contributions to the plan. Any matching contributions vest immediately.

AGREEMENTS WITH EMPLOYEES

     Employees of the Company are generally required to enter into agreements
(i) prohibiting disclosure of confidential or proprietary information of the Company, (ii) prohibiting activities involving certain potential conflicts of interest with the Company and (iii) assigning inventions to the Company. In addition, in certain cases the agreements generally provide that, upon termination, the employee will not work in certain capacities for a competitor and will not competitively solicit Company customers or employees for a designated period of time. Otherwise, employees of the Company are not subject to written employment contracts.

     The Company presently has no employment contracts with any of its officers, other than as set forth above. Under certain conditions, the exercisability and vesting of certain stock options granted to certain Named Executive Officers may be accelerated in the event of certain corporate transactions or changes in control.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     During 1997, the Company did not have a Compensation Committee. The Board of Directors, Messrs. Thompson, Beamer, Cole, Frauenfelder and Simonds, was involved in compensation decisions. On June 12, 1998, the Board of Directors established a Compensation Committee composed of the Outside Directors to administer the Company's executive compensation program. There are no Compensation Committee interlocks. See "Certain Transactions" for a description of certain relationships and transactions between the Company and its directors and executive officers.


LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Amended and Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law and provides that the Company shall indemnify its officers and directors to the fullest extent permitted by law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors except for liability (i) for any breach of their loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transactions from which the director derived an improper personal benefit.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

     During 1996 and 1997, the Company borrowed an aggregate of $2.7 million from the William C. Thompson Revocable Trust (the "Trust"). William C. Thompson, the Company's Chief Executive Officer, Chairman of the Board and principal stockholder is a co-trustee and the sole beneficiary of the Trust. These borrowings were in the form of subordinated debt at an interest rate of prime plus 3.5% per annum. In May 1997, the Trust assigned $2.1 million of the subordinated notes, under the same terms and conditions, to the William C. Thompson Family Limited Partnership, which is indirectly controlled by Mr. Thompson. Interest expense accrued on these notes was approximately $282,000 in 1997. All outstanding loans and accrued interest were repaid in full during 1997 and there was no outstanding balance at December 31, 1997.

     From 1993 to 1997, the Company borrowed funds from Centennial, an entity 100% owned by Mr. Thompson and his family, the President of which is Mr. Thompson and the Vice President of Finance of which is William P. Loomis, the Company's Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Secretary. These loans, which took the form of demand notes with interest payable monthly at the rate of prime plus 1% until May 31, 1993 and at prime thereafter, included aggregate borrowings of $3.9 million in 1997. Interest expense accrued and paid on these loans was approximately $80,000 in 1997. There was no outstanding balance on these loans at December 31, 1997.

     Since 1990, the Company has leased certain equipment and related software from Centennial at effective annual interest rates ranging from 12% to 18%. All of the leases are capital leases. Capital lease additions from Centennial were approximately $45,000 in 1997. Interest expense on these capital lease obligations was approximately $44,000 in 1997. As of December 31, 1997, monthly installments were approximately $12,000 and the capital lease obligation balance to Centennial was approximately $217,000. There were no capital lease additions subsequent to December 31, 1997 and the entire capital lease obligation to Centennial was repaid in full in March 1998.

     Centennial and FileTek prorate the costs of shared facilities based on employee counts. Centennial reimbursed FileTek approximately $42,000 in 1997 for its share of the facilities. The Company is required to provide a letter of credit to collateralize its lease obligations pursuant to the terms and conditions of the Company's lease for its headquarters' facility. The amount of the letter of credit, which varies over time, was $50,272 in April 1998. Mr. Thompson has personally provided the collateral for this letter of credit and did not receive any additional consideration for this provision. Upon completion of this Offering, no letter of credit will be required under the lease.

     Since the Company's inception, it has been represented in its legal affairs primarily by the law firm of Patton Boggs LLP. Elliot H. Cole, a director of the Company, is a senior partner of that firm.

     The Company believes that the terms of all of the transactions described in this section were no less favorable than those which would have been obtained had these transactions occurred with unaffiliated persons. All transactions with affiliates have been, and will continue to be, on terms no less favorable to the Company than those which could be obtained from unaffiliated parties. The Company has adopted a policy whereby all future transactions between the Company and its officers, directors and affiliates will be on terms no less favorable to the Company than could be obtained from unrelated third parties and will be approved by a majority of the disinterested members of the Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Stock as of July 31, 1998, and as adjusted to reflect the sale of the shares offered by: (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) each director and Named Executive Officer; (iii) all officers and directors as a group; and (iv) each Selling Stockholder.



                                                NUMBER OF SHARES                      NUMBER OF SHARES
                                               BENEFICIALLY OWNED     NUMBER OF   BENEFICIALLY OWNED AFTER
                                              BEFORE OFFERING(2)(3)    SHARES            OFFERING(3)
                                              ---------------------     BEING     -------------------------
           NAME OF STOCKHOLDER(1)               NUMBER     PERCENT     OFFERED      NUMBER        PERCENT
           ----------------------             ----------   --------   ---------   -----------   -----------
William C. Thompson (4).....................  8,124,694      91.2%
William P. Loomis (5)(6)....................    526,198       5.8
David L. Beamer (7).........................    464,775       5.0
Elliot H. Cole (5)(8).......................    348,075       3.9
John G. Burgess (9).........................    284,250       3.2
Gary G. Szukalski (10)......................     87,150       1.0
Greg A. Sheard (11).........................     75,000         *
Lewis S. Frauenfelder (12)..................     43,875         *
Kenneth W. Simonds (13).....................     43,875         *
Robert W. Simonds (14)......................     37,500         *
Directors and Executive Officers as a group
  (11 persons) (5)(15)......................  9,832,892      97.7%


---------------
* Less than 1%.

 (1) Unless otherwise noted, the stockholder's address is at the Company's principal executive offices.


 (2) The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days after July 31, 1998, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.



 (3) Applicable percentage of ownership is based on 8,806,857 shares of Common Stock outstanding on July 31, 1998, including 8,719,440 shares issuable
     upon the conversion of the Preferred Stock, and           shares of Common
     Stock outstanding after the completion of this Offering. Common Stock issuable upon exercise of options is deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.


 (4) Includes 7,533,896 shares of Common Stock held by the Thompson Family L.L.C., as General Partner for the William C. Thompson Family Limited Partnership, 485,798 shares of Common Stock held as a life interest, jointly purchased with Mr. Thompson's adult children, and 103,950 shares of Common Stock issuable upon exercise of options, 15,000 shares of which are subject to the Company's repurchase option. Excludes 202,500 shares of Common Stock held by trusts for the benefit of Mr. Thompson's children, as to which Mr. Thompson disclaims beneficial ownership. Excludes 125,595 shares of Common Stock held by W. Mark Thompson, son of Mr. Thompson, as to which Mr. Thompson disclaims beneficial ownership.

 (5) Includes 101,250 shares of Common Stock held by Elliot H. Cole and William
     P. Loomis as co-trustees for the 1986 William Mark Thompson Trust and 101,250 shares of Common Stock held as co-trustees for the 1986 Katherine Thompson Trust, as to which Mr. Cole and Mr. Loomis disclaim beneficial ownership.

 (6) Includes 307,198 shares of Common Stock issuable upon exercise of options, 69,844 of which are subject to the Company's Repurchase Rights pursuant to
     the NSOP and        of which shares will be issued upon the exercise of
     options immediately prior to the closing of the Offering.



 (7) Includes 440,775 shares of Common Stock issuable upon exercise of options, 61,875 of which are subject to the Company's Repurchase Rights pursuant to
     the NSOP and           of which shares will be issued upon the exercise of
     options immediately prior to the closing of the Offering.


 (8) Includes 15,825 shares of Common Stock issuable upon exercise of options.


 (9) Includes 134,250 shares of Common Stock issuable upon exercise of options, 34,688 of which are subject to the Company's Repurchase Rights pursuant to the NSOP.


(10) Includes 1,500 shares of Common Stock held by Mr. Szukalski's wife and 85,650 shares of Common Stock issuable upon exercise of options, of which shares will be issued upon the exercise of options immediately prior to the closing of the Offering.

(11) Includes 75,000 shares of Common Stock issuable upon exercise of options, of which shares will be issued upon the exercise of options immediately prior to the closing of the Offering.

(12) Includes 28,875 shares of Common Stock issuable upon exercise of options, of which shares will be issued upon the exercise of options immediately prior to the closing of the Offering.

(13) Includes 28,875 shares of Common Stock issuable upon exercise of options, of which shares will be issued upon the exercise of options immediately prior to the closing of the Offering.


(14) Includes 37,500 shares of Common Stock issuable upon exercise of options, of which shares will be issuable upon the exercise of options immediately prior to the closing of the Offering.



(15) Includes an aggregate of 1,257,898 shares of Common Stock issuable upon exercise of options, 181,406 of which are subject to the Company's
     Repurchase Rights pursuant to the NSOP and           of which shares will
     be issued upon the exercise of options immediately prior to the closing of the Offering.

                          DESCRIPTION OF CAPITAL STOCK

     Effective upon the closing of the Offering, the authorized capital stock of the Company will consist of 25,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock").

COMMON STOCK


     At July 31, 1998, there were 87,417 shares of Common Stock issued and outstanding and held of record by 19 stockholders. Following the closing of the
Offering, the Company will have                shares of Common Stock issued and
outstanding, comprised of: (i)           shares issued and outstanding prior to
this Offering; (ii)                shares issued by the Company in connection
with this Offering; and (iii) 8,719,440 shares issued to holders of the Company's Convertible Preferred Stock which automatically convert into Common Stock upon the closing of this Offering.


     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this Offering will be, when issued and paid for, duly authorized, legally issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     Upon the closing of this Offering, all outstanding shares of Convertible Preferred Stock will be converted into shares of Common Stock. Thereafter, the Board of Directors will be authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

     The Company believes that the Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow the Company to issue shares of Preferred Stock without the expense and delay of holding a special stockholders' meeting. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by stockholders of the Company, unless such action is required by applicable law or the rules of any stock exchange or quotation system on which the Company's securities may be listed or quoted.

DELAWARE LAW AND CERTAIN PROVISIONS OF THE COMPANY'S AMENDED AND RESTATED CERTIFICATE AND BYLAWS

     The Company's Amended and Restated Certificate of Incorporation and Bylaws provide that the number of directors shall be determined from time to time by resolution adopted by a majority of the Board of Directors.

     Section 203 of the Delaware General Corporation Law, as amended ("Section 203"), provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations, asset sales or other transactions, with the corporation for a three-year period following the date at which the stockholder becomes an "interested stockholder" unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder," (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time that the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (x) any person which is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. The Company's stockholders, by adopting an amendment to its Certificate of Incorporation or Bylaws, may elect not to be governed by Section 203, effective immediately upon adoption of such amendment. Neither the Amended and Restated Certificate of Incorporation nor the Bylaws presently exclude the Company from the restrictions imposed by Section 203.

     These and other provisions could have the effect of making it more difficult to acquire the Company by means of a tender offer, proxy contest or otherwise or to remove the incumbent officers and directors of the Company. These provisions may discourage certain types of coercive takeover practices and encourage persons seeking to acquire control of the Company to first negotiate with the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Boston EquiServe
LP.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no public market for the securities of the Company. Upon completion of this Offering, based upon the number of
shares outstanding at             , 1998, there will be                shares of
Common Stock of the Company outstanding (assuming no exercise of the Underwriters' over-allotment option or options outstanding under the Company's
stock option plans). Of these shares, the                shares sold in this
Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SHARES

     The remaining                shares of Common Stock are deemed "restricted
securities" under Rule 144. Of the restricted securities, approximately shares of Common Stock, which are not subject to Lock-up Agreements with the Representatives of the Underwriters, will be eligible for immediate sale in the public market pursuant to Rule 144(k) under the Securities
Act. Approximately                additional shares of Common Stock, which are
not subject to Lock-up Agreements, will be eligible for sale in the public market in accordance with Rule 144 or Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus. Upon expiration of the Lock-up Agreements 180 days after the date of this Prospectus (and assuming no
exercise of any outstanding options), approximately                additional
shares of Common Stock will be available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act.


     Stockholders and optionholders holding in the aggregate approximately
               shares of Common Stock (including                shares of Common
Stock that may be acquired pursuant to the exercise of options held by them and
exercisable within 60 days of             , 1998) on the date of this
Prospectus, have agreed that, for a period of 180 days after the date of this Prospectus, they will not sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, any options to purchase shares of Common Stock or any shares convertible into or exchangeable for shares of Common Stock, owned directly by such persons or with respect to which they have the power of disposition, without the prior written consent of NationsBanc Montgomery Securities LLC which may be given, at its sole discretion, and at any time or from time to time as to any or all such shares without notice.


     In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the Registration Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock
(               shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date the restricted securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate of the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144.

     Securities issued in reliance on Rule 701 (such as shares of Common Stock acquired pursuant to the exercise of certain options granted under the Company's stock plans) are also restricted securities and, beginning 90 days after the date of this Prospectus, may be sold by stockholders other than Affiliates of the

Company subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its one-year holding period requirement.

OPTIONS

     The Company intends to file registration statements on Form S-8 under the Securities Act to register shares of Common Stock issued or reserved for issuance under the Stock Option Plans, thus permitting the resale of such shares by nonaffiliates in the public market without restriction, subject to Rule 144 limitations applicable to Affiliates and the Lock-up Agreements noted above, if applicable. Such registration statements will not be effective prior to the date 90 days after the date of the Prospectus.

EFFECT OF SALES OF SHARES

     Prior to this Offering, there has been no public market for the Common Stock of the Company, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), represented by NationsBanc Montgomery Securities LLC, BancAmerica Robertson Stephens and FAC/Equities, a division of First Albany Corporation (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain terms and conditions precedent and that the Underwriters are committed to purchase all of such shares, if any are purchased.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
NationsBanc Montgomery Securities LLC.......................
BancAmerica Robertson Stephens..............................
First Albany Corporation....................................
                                                              --------
          Total
                                                              ========

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters
may allow to selected dealers a concession of not more than $     per share, and
the Underwriters may allow, and any such dealers may reallow, a concession of
not more than $     per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company and certain Selling Stockholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this
Prospectus, to purchase up to an aggregate maximum of                additional
shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this Offering.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities, under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     Stockholders and optionholders of the Company, who immediately following this Offering (assuming no exercise of the over-allotment option) collectively
will beneficially own                shares of Common Stock, have agreed not to
directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any rights with respect to any shares of Common Stock, any options to purchase Common Stock, or any securities convertible or exchangeable for Common Stock, owned directly by such holders or with respect to which they have the power of disposition for a period of 180 days after the date of this Prospectus without the prior written consent of NationsBanc Montgomery Securities LLC. NationsBanc Montgomery Securities LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the Lock-up Agreements. In addition, the Company has agreed not to sell, offer to sell, contract to sell or otherwise sell or dispose of any shares of Common Stock or any rights to acquire Common Stock, other than pursuant to its stock plans or upon the exercise of outstanding options, for a period of 180 days after the date of this Prospectus without the prior consent of NationsBanc Montgomery Securities LLC. See "Shares Eligible for Future Sale."

     In connection with this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock, including over-allotment, stabilization, syndicate covering transactions and imposition of penalty bids. In an over-allotment, the Underwriters would allot more shares of Common Stock to their customers in the aggregate than are available for purchase by the Underwriters under the Underwriting Agreement. Stabilizing means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. In a syndicate covering transaction, the Underwriters would place a bid or effect a purchase to reduce a short position created in connection with this Offering. Pursuant to a penalty bid, NationsBanc Montgomery Securities LLC, on behalf of the Underwriters, would be able to reclaim a selling concession from an Underwriter if shares of Common Stock originally sold by such Underwriter are purchased in syndicate covering transactions. These transactions may result in the price of the Common Stock being higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise, and, if commenced, may be discontinued at any time.

     The Representatives have informed the Company that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     Prior to this Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price has been determined through negotiations among the Company and the Representatives. Among the factors considered in such negotiations were the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the present state of the Company's development, the prospects for future earnings of the Company, the prevailing market conditions at the time of this Offering, market valuations of publicly traded companies that the Company and the Representatives believe to be comparable to the Company, and other factors deemed relevant.

                                 LEGAL MATTERS


     Certain legal matters with respect to the Common Stock will be passed upon for the Company by Piper & Marbury L.L.P., Washington, D.C. and for the Selling Stockholders by Patton Boggs LLP, Washington, D.C. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Buchanan Ingersoll Professional Corporation, Princeton, New Jersey.


                                    EXPERTS

     The consolidated financial statements of FileTek, Inc. at December 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibits. The Registration

Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office, Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, NY, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661-2511. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission after payment of fees prescribed by the Commission. The Commission also maintains a Web Site that contains reports, proxy statements and other information regarding registrants, including the Company, that file such information electronically with the Commission. The address of the Commission's Web Site is http://www.sec.gov.

     The Company intends to distribute to its stockholder annual reports containing audited financial statements. The Company also intends to make available to its stockholders, within 45 days after the end of each fiscal quarter, reports for the first three quarters of each fiscal year containing interim unaudited financial information.

                                    GLOSSARY

ADS              Atomic Data Store (ADS) is a data warehouse that contains
                 the most granular level of information that an enterprise
                 can collect at a single point of service. An atomic data
                 store contains detail rather than aggregate data.
AMMO-II          Alternative to Microfilm/Microfiche On-line (AMMO-II) is
                 FileTek's enterprise-wide solution for providing on-line
                 access to multiple terabytes of information that are
                 typically filed, printed or archived to microfiche or
                 microfilm. AMMO-II lets end-users store report information on host DASD and StorHouse Systems, then access and view
                 that information in seconds.
API              Application Programming Interface (API) is a programming
                 language interface between a system control program or a
                 licensed program and an end-user program. The StorHouse
                 Callable Interface is an API.
COLD             Computer Output to Laser Disk (COLD) is a software system
                 that archives computer generated documents to storage media that can be electronically accessed and viewed on-line.
DASD             Direct Access Storage Device (DASD) is a storage device that provides immediate access to stored data.
Data Mart        A subset of the data resource, usually oriented to a
                 specific purpose or major data subject, that may be
                 distributed to support business needs. The concept of a data mart can apply to any data whether they are operational
                 data, evaluational data, spatial data or metadata.
Data             An implementation of an informational database used to store
 Warehouse       sharable data sourced from an operational
                 database-of-record. It is typically a subject database that allows users to tap into a company's vast store of
                 operational data to track and respond to business trends and facilitate forecasting and planning efforts.
DRDA             Distributed Relational Database Architecture (DRDA) is a
                 database access standard defined by IBM.
Gigabyte         A gigabyte (GB) is a unit of storage equal to 1,000
                 megabytes.
HSM              Hierarchical Storage Management (HSM) is a system
                 architecture based on a hierarchy of storage technologies
                 that provide the proper balance between system performance and storage costs. HSM systems typically migrate data from expensive high-performance storage media to less expensive lower-performance storage based on frequency of use. HSM
                 provides an economical means for managing and storing
                 massive amounts of data.
LAN-AMMO         LAN-AMMO is FileTek's LAN-based client/server extension of
                 AMMO-II. LAN-AMMO lets end-users view, print and fax
                 archived documents, including character-based, mixed-mode
                 and pure AFP, from a local area network.
ODBC             Open Database Connectivity (ODBC) is Microsoft's interface, based on SQL, designed to allow for a universal command set for data access across multiple database types.
Petabyte         A petabyte (PB) is a unit of storage equal to 1,000
                 terabytes.
RAID             Redundant Array of Independent Disks (RAID) is an array of magnetic disks where part of the storage capacity is used to store redundant information about data on the other disks.
RDBMS            Relational Database Management System (RDBMS) is
                 comprehensive software that manages one or more databases
                 perceived as a set of tables and manipulated in accordance with the relational model of data.
SQL              Structured Query Language (SQL) is a standardized language for defining and manipulating data in a relational database.

Storage          Storage Machine, FileTek's first storage management system
  Machine        designed for the COLD market, is the forerunner of
                 StorHouse/SM.
StorHouse        StorHouse is FileTek's patented enterprise-wide software
                 solution for managing the capture, storage, movement and
                 access of gigabytes to petabytes of relational and
                 non-relational atomic data.
StorHouse/RM     StorHouse/RM is FileTek's patented relational database
                 management system (RDBMS) software. It works in conjunction with FileTek's hierarchical storage management (HSM)
                 software component, StorHouse/SM, to administer the storage, access, and movement of relational atomic data.
StorHouse/SM     StorHouse/SM is FileTek's patented hierarchical storage
                 management software for managing terabytes to petabytes of enterprise-wide atomic data.
SM/API           SM/API, or Callable Interface, provides access to StorHouse from user applications. It is a collection of callable
                 subroutines that allow an application to perform file
                 maintenance and status operations and data transfers to and from StorHouse.
Terabyte         A terabyte (TB) is a unit of storage equal to 1,000
                 gigabytes.
WORM             Write Once Read Many (WORM) is a type of optical media that supports one write and many reads. Data written to WORM
                 optical is permanent and cannot be erased.
VROM             VROM is FileTek's client/server software product for
                 accessing StorHouse data from Windows applications. VROM
                 lets end-uses access data from StorHouse just like they
                 access data on a hard drive or CD-ROM.
VSAC             Volume Storage Allocation and Control (VSAC) is FileTek's
                 patented software component for logically grouping
                 relational and non-relational data according to specific
                 access and aging patterns. VSAC tracks available space,
                 chooses appropriate volumes and allocates or deallocates
                 physical storage automatically according to user-tunable
                 parameters.
Web-AMMO         Web-AMMO is FileTek's Internet/Intranet report retrieval and viewing software. It provides World Wide Web access to
                 documents archived to an AMMO-II system.

                                 FILETEK, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
FileTek, Inc.

     We have audited the accompanying consolidated balance sheets of FileTek, Inc. as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FileTek, Inc. at December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, in 1997 the Company changed its method of accounting for software revenue recognition.

                                                           /s/ Ernst & Young LLP

Vienna Virginia
April 16, 1998, except for Note 13,
as to which the date is June 18, 1998

                                 FILETEK, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                            DECEMBER 31,                       PRO FORMA
                                                         -------------------    JUNE 30,     JUNE 30, 1998
                                                           1996       1997        1998         (NOTE 13)
                                                         --------   --------   -----------   -------------
                                                                               (UNAUDITED)    (UNAUDITED)
                                          ASSETS
Current assets:
     Cash and cash equivalents.........................  $     31   $  7,163    $  7,807
     Accounts receivable, less allowance of
       approximately $83, $75 and $253 at December 1996
       and 1997 and June 30, 1998, respectively........     3,371      4,789       4,642
     Inventory.........................................     2,717      5,291       2,979
     Receivable from the sale of Common Stock..........        --         50          --
     Other.............................................       111        179         860
     Deferred income taxes.............................        --        235       1,747
                                                         --------   --------    --------
          Total current assets.........................     6,230     17,707      18,035
Property and equipment, net............................     3,867      3,442       3,300
Capitalized software development costs, net............     1,548        954         630
Other..................................................        23         28          28
                                                         --------   --------    --------
          Total assets.................................  $ 11,668   $ 22,131    $ 21,993
                                                         ========   ========    ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable..................................  $    863   $  1,342    $    587
     Accrued liabilities...............................     1,699      2,536       3,077
     Deferred revenues.................................     2,745     14,812      10,741
     Notes payable.....................................     5,078         --          --
     Income taxes payable..............................        --        444          --
     Current portion of capital lease obligations......       256        226          95
                                                         --------   --------    --------
          Total current liabilities....................    10,641     19,360      14,500
Capital lease obligations, net of current portion......       294        480         325
                                                         --------   --------    --------
          Total liabilities............................    10,935     19,840      14,825
Stockholders' equity:
     Preferred Stock, Series A, $.01 par value;
       4,500,000 shares authorized; 3,669,986 shares
       issued and outstanding at December 31, 1996,
       1997 and June 30, 1998..........................        37         37          37       $     --
     Preferred Stock, Series B, $.01 par value;
       2,400,000 shares authorized; 2,142,973 shares
       issued and outstanding at December 31, 1996,
       1997 and June 30, 1998..........................        21         21          21             --
     Common Stock, $.01 par value; 8,400,000 shares
       authorized; 7,797, 83,697 and 87,417 shares
       issued and outstanding at December 31, 1996,
       1997 and June 30, 1998, respectively (8,806,857
       pro forma shares)...............................        --          1           1             88
     Additional capital................................    20,814     20,864      21,559         21,530
     Accumulated deficit...............................   (20,137)   (18,628)    (13,795)       (13,795)
     Unearned compensatory stock options...............        --         --        (652)          (652)
     Cumulative foreign currency translations..........        (2)        (4)         (3)            (3)
                                                         --------   --------    --------       --------
          Total stockholders' equity...................       733      2,291       7,168          7,168
                                                         --------   --------    --------       --------
          Total liabilities and stockholders' equity...  $ 11,668   $ 22,131    $ 21,993       $ 21,993
                                                         ========   ========    ========       ========


  The accompanying notes are an integral part of these consolidated financial statements.

                                 FILETEK, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                              SIX MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,                JUNE 30,
                                     -----------------------------------   -----------------------
                                       1995         1996         1997         1997         1998
                                     ---------   ----------   ----------   ----------   ----------
                                                                                 (UNAUDITED)
Revenues:
     Software licenses.............  $   5,055   $    2,835   $    5,437   $    2,679   $    6,428
     Hardware......................     10,527        5,911        7,486        3,721        5,993
     Maintenance and other
       services....................      6,805        9,043       10,776        4,898        6,573
                                     ---------   ----------   ----------   ----------   ----------
          Total revenues...........     22,387       17,789       23,699       11,298       18,994
                                     ---------   ----------   ----------   ----------   ----------
Costs of revenues:
     Software licenses.............        896          830          624          287          324
     Hardware......................      5,410        3,955        5,497        2,954        4,521
     Maintenance and other
       services....................      4,626        5,846        5,556        2,469        3,637
     Write-off of capitalized
       software development
       costs.......................         --        3,492           --           --           --
                                     ---------   ----------   ----------   ----------   ----------
          Total costs of
            revenues...............     10,932       14,123       11,677        5,710        8,482
                                     ---------   ----------   ----------   ----------   ----------
Gross profit.......................     11,455        3,666       12,022        5,588       10,512
                                     ---------   ----------   ----------   ----------   ----------
Operating expenses:
     Sales and marketing...........      5,763        5,044        3,891        1,870        2,488
     Research and development......      1,068        3,180        3,646        1,790        1,943
     General and administrative....      1,805        1,746        2,148          858        1,529
                                     ---------   ----------   ----------   ----------   ----------
          Total operating
            expenses...............      8,636        9,970        9,685        4,518        5,960
                                     ---------   ----------   ----------   ----------   ----------
Income (loss) from operations......      2,819       (6,304)       2,337        1,070        4,552
                                     ---------   ----------   ----------   ----------   ----------
Other income (expense):
     Interest income...............         10            4           29           --          268
     Interest expense..............       (518)        (478)        (590)        (351)         (48)
     Capitalized interest..........        256           44           11           11           --
     Other income..................        148           73           37           13           61
                                     ---------   ----------   ----------   ----------   ----------
          Total other income
            (expense)..............       (104)        (357)        (513)        (327)         281
                                     ---------   ----------   ----------   ----------   ----------
Income (loss) before provision for
  income taxes.....................      2,715       (6,661)       1,824          743        4,833
Provision for income taxes.........         18           47          315           87           --
                                     ---------   ----------   ----------   ----------   ----------
Net income (loss)..................  $   2,697   $   (6,708)  $    1,509   $      656   $    4,833
                                     =========   ==========   ==========   ==========   ==========
Basic net income (loss) per
  share............................  $1,047.47   $(1,156.89)  $   187.00   $    83.38   $    56.21
                                     =========   ==========   ==========   ==========   ==========
Diluted net income (loss) per
  share............................  $    0.31   $(1,156.89)  $     0.17   $     0.07   $     0.49
                                     =========   ==========   ==========   ==========   ==========
Weighted average shares outstanding
  basic............................      2,575        5,798        8,070        7,860       85,974
                                     =========   ==========   ==========   ==========   ==========
Weighted average shares outstanding
  diluted..........................  8,787,281        5,798    8,777,740    8,808,297    9,836,168
                                     =========   ==========   ==========   ==========   ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                                 FILETEK, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     SERIES A             SERIES B
                                 PREFERRED STOCK      PREFERRED STOCK      COMMON STOCK
                                ------------------   ------------------   ---------------   ADDITIONAL   ACCUMULATED
                                 SHARES     AMOUNT    SHARES     AMOUNT   SHARES   AMOUNT    CAPITAL       DEFICIT
                                ---------   ------   ---------   ------   ------   ------   ----------   -----------
Balance at December 31,
  1994........................  3,669,986    $37     2,142,973    $21      2,098    $--      $20,809      $(16,126)
Exercise of stock options.....         --     --            --     --      1,500     --            1            --
Net income....................         --     --            --     --         --     --           --         2,697
Foreign currency
  translations................         --     --            --     --         --     --           --            --
                                ---------    ---     ---------    ---     ------    ---      -------      --------
Balance at December 31,
  1995........................  3,669,986     37     2,142,973     21      3,598     --       20,810       (13,429)
Exercise of stock options.....         --     --            --     --      4,199     --            4            --
Net loss......................         --     --            --     --         --     --           --        (6,708)
Foreign currency
  translations................         --     --            --     --         --     --           --            --
                                ---------    ---     ---------    ---     ------    ---      -------      --------
Balance at December 31,
  1996........................  3,669,986     37     2,142,973     21      7,797     --       20,814       (20,137)
Exercise of stock options.....         --     --            --     --     75,900      1           50            --
Net income....................         --     --            --     --         --     --           --         1,509
Foreign currency
  translations................         --     --            --     --         --     --           --            --
                                ---------    ---     ---------    ---     ------    ---      -------      --------
Balance at December 31,
  1997........................  3,669,986     37     2,142,973     21     83,697      1       20,864       (18,628)
Exercise of stock options
  (unaudited).................         --     --            --     --      3,720     --            3            --
Net income (unaudited)........         --     --            --     --         --     --           --         4,833
Foreign currency translations
  (unaudited).................         --     --            --     --         --     --           --            --
Issuance of compensatory stock
  options (unaudited).........         --     --            --     --         --     --          692            --
Amortization of compensatory
  stock options (unaudited)...         --     --            --     --         --     --           --            --
                                ---------    ---     ---------    ---     ------    ---      -------      --------
Balance at June 30, 1998
  (unaudited).................  3,669,986    $37     2,142,973    $21     87,417    $ 1      $21,559      $(13,795)
                                =========    ===     =========    ===     ======    ===      =======      ========

                                                 CUMULATIVE
                                  UNEARNED        FOREIGN          TOTAL
                                COMPENSATORY      CURRENCY     STOCKHOLDERS'
                                STOCK OPTIONS   TRANSLATIONS      EQUITY
                                -------------   ------------   -------------
Balance at December 31,
  1994........................      $  --           $(2)          $4,739
Exercise of stock options.....         --            --                1
Net income....................         --            --            2,697
Foreign currency
  translations................         --            (1)              (1)
                                    -----           ---           ------
Balance at December 31,
  1995........................         --            (3)           7,436
Exercise of stock options.....         --            --                4
Net loss......................         --            --           (6,708)
Foreign currency
  translations................         --             1                1
                                    -----           ---           ------
Balance at December 31,
  1996........................         --            (2)             733
Exercise of stock options.....         --            --               51
Net income....................         --            --            1,509
Foreign currency
  translations................         --            (2)              (2)
                                    -----           ---           ------
Balance at December 31,
  1997........................         --            (4)           2,291
Exercise of stock options
  (unaudited).................         --            --                3
Net income (unaudited)........         --            --            4,833
Foreign currency translations
  (unaudited).................         --             1                1
Issuance of compensatory stock
  options (unaudited).........       (692)           --               --
Amortization of compensatory
  stock options (unaudited)...         40            --               40
                                    -----           ---           ------
Balance at June 30, 1998
  (unaudited).................      $(652)          $(3)          $7,168
                                    =====           ===           ======


  The accompanying notes are an integral part of these consolidated financial statements.

                                 FILETEK, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                 SIX MONTHS ENDED
                                                   YEARS ENDED DECEMBER 31,          JUNE 30,
                                                ------------------------------   -----------------
                                                  1995       1996       1997      1997      1998
                                                --------   --------   --------   -------   -------
                                                                                    (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).............................  $  2,697   $ (6,708)  $  1,509   $   656   $ 4,833
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
Depreciation and amortization.................     1,821      2,222      2,183     1,066     1,111
Amortization of unearned compensatory stock
  options.....................................        --         --         --        --        40
Deferred income taxes.........................        --         --       (235)       --    (1,512)
Foreign currency translations.................        (1)         1         (2)       (1)        1
Write-off of capitalized software development
  costs.......................................        --      3,492         --        --        --
Changes in operating assets and liabilities:
     Accounts receivable, net.................    (1,244)     1,987     (1,418)   (2,217)      147
     Inventory, net...........................      (683)      (702)    (2,574)      146     2,312
     Other assets.............................       400         87        (73)      (87)     (681)
     Accounts payable.........................        82         24        479      (272)     (755)
     Accrued expenses.........................       236       (109)       837       449       541
     Deferred revenue.........................     1,631       (343)    12,067     1,078    (4,071)
     Income taxes payable.....................        --         --        444        44      (444)
                                                --------   --------   --------   -------   -------
Net cash provided by (used in) operating
  activities..................................     4,939        (49)    13,217       862     1,522
INVESTING ACTIVITIES
Purchase of property and equipment............    (1,060)    (1,399)      (707)     (342)     (645)
Capitalized software development costs........    (3,138)      (534)       (16)      (16)       --
                                                --------   --------   --------   -------   -------
Net cash used in investing activities.........    (4,198)    (1,933)      (723)     (358)     (645)
FINANCING ACTIVITIES
Borrowings from related parties...............     8,751      6,257      4,587     2,613        --
Repayments of borrowings from related
  parties.....................................    (7,795)    (5,113)    (6,687)   (2,347)       --
Borrowings from banks.........................    16,367     18,181     11,941     8,542        --
Repayment of borrowings from banks............   (17,767)   (17,003)   (14,919)   (8,628)       --
Repayment of capital lease obligations........      (295)      (334)      (285)     (169)     (286)
Proceeds from notes receivable for issuance of
  common stock................................        --         --         --        --        50
Proceeds from issuance of stock...............         1          4          1        --         3
                                                --------   --------   --------   -------   -------
Net cash provided by (used in) financing
  activities..................................      (738)     1,992     (5,362)       11      (233)
                                                --------   --------   --------   -------   -------
Net increase (decrease) in cash and cash
  equivalents.................................         3         10      7,132       515       644
Cash and cash equivalents at beginning of
  period......................................        18         21         31        31     7,163
                                                --------   --------   --------   -------   -------
Cash and cash equivalents at end of period....  $     21   $     31   $  7,163   $   546   $ 7,807
                                                ========   ========   ========   =======   =======
Supplemental cash flow information:
     Interest paid............................  $    518   $    372   $    670   $   415   $    40
                                                ========   ========   ========   =======   =======
     Income taxes paid........................  $      8   $     44   $     99   $    43   $ 2,477
                                                ========   ========   ========   =======   =======


  The accompanying notes are an integral part of these consolidated financial statements.

                                 FILETEK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND NATURE OF OPERATIONS

     FileTek, Inc. ("the Company") was incorporated on May 1, 1984 under the laws of Delaware. The Company develops, markets and supports integrated data storage and access management solutions that allow organizations to meet their business intelligence needs through efficient collection, storage and management of, and timely, shared access to, massive amounts of data at their most granular level ("atomic data"). The Company has a wholly-owned subsidiary, FileTek UK Limited, which is primarily involved in the marketing of the Company's products in the U.K. and Europe.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Upon consolidation, all intercompany accounts and transactions are eliminated.

  STATEMENT OF CASH FLOWS

     For purposes of the statement of cash flows, cash equivalents are defined as highly liquid investments with original maturities of three months or less.

  INVENTORY

     Inventory is stated at the lower of cost or market value on a specific identification basis which approximates first-in, first-out. Work-in-process inventory includes cost of materials, direct labor and manufacturing overhead.

  REVENUE RECOGNITION

     During October 1997, the Accounting Standards Executive Committee ("AcSEC") of the American Institute of Certified Public Accountants issued Statement of Position 97-2 ("SOP 97-2"), Software Revenue Recognition. Effective January 1, 1997, the Company elected early adoption of SOP 97-2 and Statement of Position 98-4 ("SOP 98-4"), Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition. As permitted by SOP 97-2, prior year financial statements have not been restated to reflect the change in accounting method. There is no cumulative effect as of January 1, 1997, as a result of adopting SOP 97-2.

     SOP 97-2, which supersedes Statement of Position 91-1, Software Revenue Recognition, requires revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, postcontract customer support ("PCS"), installation, training, etc.) to be allocated to each element based on the relative fair values of the elements. The relative fair value of the elements is determined based on vendor-specific objective evidence ("VSOE"). VSOE as defined by SOP 97-2, is limited to the price charged when the element is sold separately or if the element is not yet sold separately, the price set by management having the relevant authority. If VSOE does not exist for the allocation of revenue to the various elements of

                                 FILETEK, INC.

the arrangement, all revenue from the arrangement should be deferred until the earlier of the point at which (1) such VSOE does exist or (2) all elements of the arrangement are delivered.

     During March 1998, AcSEC issued SOP 98-4 which defers for one year the implementation of the provisions of SOP 97-2, which limit what is considered VSOE. AcSEC is reconsidering the definition of VSOE and may amend SOP 97-2 to incorporate a revised definition before the one-year deferral in SOP 98-4 expires. SOP 98-4 continues to acknowledge that the price charged for an element when it is sold separately represents the best evidence of VSOE of fair value, but recognizes that it is not the only evidence of VSOE fair value.

     For arrangements where the Company has established VSOE for hardware, software licenses and PCS revenues, the Company recognizes hardware revenues and software license fees, assuming collectibility is probable, at the later of product shipment to the customer or when significant obligations, if any, have been fulfilled. Revenues on follow-on sales to existing customers are generally recognized, assuming collectibility is probable, upon shipment. PCS revenues are deferred for PCS warranty periods and are recognized over the PCS period.

     For arrangements for which VSOE has not been established and the only undelivered element is PCS, the Company recognizes the revenues for the entire arrangement ratably over the PCS period.

     Maintenance and other services revenues are recognized ratably over the contractual period as the services are performed. Operating lease revenues are recognized ratably over the lease term. Direct costs include raw materials, direct labor, other direct costs, and manufacturing overhead.


     As of December 31, 1997 and June 30, 1998, approximately $3,160,000 and $2,393,000 of inventory and $9,350,000 and $7,119,000 of deferred revenues, respectively, were due to the adoption of SOP 97-2, as amended by SOP 98-4. The adoption of SOP 97-2 for any years prior to the year ended December 31, 1997 would have no material impact on the Company's financial results for the years ended December 31, 1995 and 1996.


  DEFERRED REVENUES

     The Company records deferred revenues for advance billings while complying with the aforementioned revenue recognition policies.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization on property and equipment, spare parts and purchased computer software are calculated on the straight-line method over the estimated useful lives of the assets of four to five years. Amortization on equipment under capital leases is computed under straight-line or accelerated methods in order to result in net book value that does not exceed any related purchase option price or any estimated future residual value.

  SOFTWARE DEVELOPMENT COSTS


     Certain software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies. Amortization of such costs is based on the greater of (a) the ratio of current gross revenues to the sum of current and anticipated gross revenues, or (b) the straight-line method, over the shorter of three years or the remaining estimated economic life of the product. It is possible that such

                                 FILETEK, INC.

estimates of future gross revenues, the remaining economic life of such products, or both, may be reduced as a result of future events.



     During the years ended December 31, 1995, 1996, and 1997 and for the six months ended June 30, 1997 and 1998, the Company capitalized approximately, $3,138,000, $534,000, $16,000, $16,000 and $0 respectively, of software development costs and amortized approximately, $646,000, $798,000, $610,000, $287,000 and $324,000, respectively, of such software development costs to cost of revenues. Software development costs also include capitalized interest which is amortized over the straight-line method over the shorter of three years or the remaining estimated economic life of the product. All other research and development costs are charged to expense as incurred.



     In accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, at each balance sheet date, the Company continually compares the unamortized costs of capitalized software development costs to the expected future revenues for such products. If the unamortized costs exceed the expected future net realizable value, the excess amount is written off. During the year ended December 31, 1996, the Company wrote-off approximately $3,492,000 of capitalized software development costs as a result of a reassessment of the recoverability of these costs.


  INCOME TAXES

     The Company provides for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  EARNING (LOSS) PER SHARE

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128"). SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings (loss) per share amounts for all periods have been presented, and where appropriate, restated to conform to the SFAS No. 128 requirements.

     Basic and diluted earnings per share is also computed pursuant to SEC Staff Accounting Bulletin No. 98 ("SAB 98"). SAB 98 requires that all equity instruments issued at nominal prices, prior to the effective date of an initial public offering, be included in the calculation of basic and diluted earnings
(loss) per share as if they were outstanding for all periods presented. To date the Company has not had any nominal issuances or grants at nominal prices.

  STOCK-BASED COMPENSATION

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, ("SFAS No. 123"). SFAS No. 123 allows companies to account for stock-based compensation either under the new provisions of SFAS No. 123 or under the provisions of Accounting Principals Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), but requires pro forma disclosures in the footnotes to the consolidated financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company accounts for its stock-based compensation in accordance with APB No. 25. As such, the adoption of SFAS No. 123 did not impact the Company's consolidated financial condition or results of operations.

                                 FILETEK, INC.

  RECENT PRONOUNCEMENTS


     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"), which establishes standards for reporting the components of comprehensive income and requires that all items that are required to be recognized under accounting standards as components of comprehensive income be included in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes net income as well as certain non-owners items that are reported directly within a separate component of stockholders' equity. The provisions of SFAS No. 130 are effective for fiscal years beginning after December 15, 1997. The Company's components of comprehensive income are not considered material and as such have not been disclosed in the consolidated financial statements.


     The Company intends to adopt Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information ("SFAS No. 131"), in fiscal year 1998. SFAS No. 131 changes the way companies report segment information and requires segments to be determined based on how management measures performance and makes decisions about allocating resources. The adoption of SFAS No. 131 is not expected to materially impact the Company's financial position or results of operations.

     In March 1998, AcSEC issued Statement of Position 98-1 ("SOP 98-1"), Accounting for the Costs of Computer Software Developed For or Obtained for Internal Use. SOP 98-1 is effective for the Company beginning after January 1, 1998. SOP 98-1 will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. The Company currently expenses such costs as incurred. The Company has not yet assessed what the impact of SOP 98-1 will be of the Company's future earnings or financial position.

  INTERIM FINANCIAL STATEMENTS


     The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.


3.  PROPERTY AND EQUIPMENT

     Property and equipment, at cost, including equipment under capital lease obligations, consists of the following (in thousands):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              ------    -------
Equipment...................................................  $4,851    $ 5,294
Spare parts.................................................   3,516      4,210
Purchased software and license agreements...................     695        701
Office furniture and equipment..............................     377        382
                                                              ------    -------
                                                               9,439     10,587
Less accumulated depreciation and amortization..............   5,572      7,145
                                                              ------    -------
                                                              $3,867    $ 3,442
                                                              ======    =======

                                 FILETEK, INC.

4.  ACCRUED LIABILITIES

     Accrued liabilities consists of the following (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               1996      1997
                                                              ------    ------
Accrued payroll and related costs...........................  $  459    $  602
Accrued bonuses.............................................      --       648
Accrued vacation............................................     144       144
Accrued sales tax...........................................     188       299
Accrued maintenance costs...................................     511       388
Accrued interest............................................     108        13
Other accrued expenses......................................     289       442
                                                              ------    ------
                                                              $1,699    $2,536
                                                              ======    ======

5.  INCOME TAXES

     The components of the provision (benefit) for income taxes are as follows (in thousands):


                                                           DECEMBER 31,            JUNE 30,
                                                       ---------------------    ---------------
                                                       1995    1996    1997     1997     1998
                                                       ----    ----    -----    ----    -------
                                                                                  (UNAUDITED)
Current:
  Federal............................................  $18     $20     $ 235    $37     $ 1,243
  State..............................................   --      27       315     50         270
                                                       ---     ---     -----    ---     -------
          Total current..............................   18      47       550     87       1,512
Deferred:
  Federal............................................   --      --      (235)    --      (1,243)
  State..............................................   --      --        --     --        (270)
                                                       ---     ---     -----    ---     -------
          Total deferred.............................   --      --      (235)    --      (1,512)
                                                       ---     ---     -----    ---     -------
          Total provision for income taxes...........  $18     $47     $ 315    $87     $    --
                                                       ===     ===     =====    ===     =======

                                 FILETEK, INC.

     Significant components of the Company's deferred tax liabilities and assets are (in thousands):


                                                          DECEMBER 31,       JUNE 30,
                                                        -----------------   -----------
                                                         1996      1997        1998
                                                        -------   -------   -----------
                                                                            (UNAUDITED)
Deferred tax liabilities:
     Capitalized software development costs...........  $   588   $   362     $   240
     Cost of goods sold deferred in accordance with
       SOP 97-2.......................................       --     1,199         909
     Tax in excess of book depreciation...............      342        --          --
     Other............................................       27        23          22
                                                        -------   -------     -------
          Total deferred tax liabilities..............      957     1,584       1,171
                                                        -------   -------     -------
Deferred tax assets:
     Deferred revenues................................      246     4,413       3,344
     Accrued vacation.................................       55        55         107
     Book in excess of tax depreciation...............       --       118         172
     Reserve for obsolete inventory...................      131       310         395
     Reserve for doubtful accounts....................       31        29          76
     Unused tax credits...............................       74        --          --
     Other............................................       41        19          18
     Alternative minimum tax credit...................       --       235         235
     Net operating loss carryforwards.................    4,495        --          --
                                                        -------   -------     -------
          Total deferred tax assets...................    5,073     5,179       4,347
     Valuation allowance for deferred tax assets......   (4,116)   (3,360)     (1,429)
                                                        -------   -------     -------
     Net deferred tax assets..........................      957     1,819       2,918
                                                        -------   -------     -------
          Total.......................................  $    --   $   235     $ 1,747
                                                        =======   =======     =======

                                 FILETEK, INC.

     At December 31, 1996, the Company had available tax net operating loss carryforwards of approximately $10,636,000, which were utilized during the year ended December 31, 1997. In 1996, the valuation allowance primarily applied to the net operating loss carryforwards. In 1997, the valuation allowance primarily applied to deferred tax assets arising from deferred revenues. The valuation allowance increased by approximately $2,642,000 and decreased by approximately $756,000 for the years ended December 31, 1996 and 1997, respectively.


     The valuation allowance as of December 31, 1997 and for the period June 30, 1998 is primarily as a result of deferred revenue (deferred tax asset) for which no taxes have been paid and therefore no tax expense recorded. Accordingly, a valuation allowance has been recorded against this asset as there is no recoverability based upon the Company's historical taxable activity.


     At December 31, 1995 and 1996, the Company had unused tax credits of approximately $74,000 which were utilized during the year ended December 31, 1997. At December 31, 1997, the Company had unused alternative minimum tax credits of approximately $235,000 that are available to offset future alternative minimum taxes payable.

     The following is a summary of the items that caused recorded income taxes to differ from taxes computed using the statutory federal income tax rate for the years ended December 31, 1995, 1996 and 1997 (in thousands):


                                                 DECEMBER 31,             JUNE 30,
                                           ------------------------    ---------------
                                           1995     1996      1997      1997     1998
                                           -----    -----    ------    ------    -----
                                                                         (UNAUDITED)
Tax expense (benefit) at statutory
  rate...................................   34.0    (34.0)     34.0      34.0     34.0
Effect of:
     State income tax, net...............     --      0.3      11.2       5.0      5.6
     Other...............................    0.5      0.5       0.5       0.5      0.5
     Valuation allowance.................  (33.8)    32.5    (28.43)   (27.77)   (40.1)
                                           -----    -----    ------    ------    -----
Provision (benefit) for income taxes.....    0.7     (0.7)    17.27     11.73       --
                                           =====    =====    ======    ======    =====


6.  NOTES PAYABLE

     Notes payable consist of the following (in thousands):

                                                               DECEMBER 31,
                                                              -------------
                                                               1996    1997
                                                              ------   ----
Note payable to the Company's Chairman and Chief Executive
  Officer; interest accrues monthly at prime (8.25% at
  December 31, 1996) plus 3.5%; principal and unpaid
  interest due as follows:
May 10, 1997................................................  $  210    $--
June 20, 1997...............................................     780     --
August 14, 1997.............................................      35     --
September 5, 1997...........................................     540     --
September 16, 1997..........................................     400     --
November 14, 1997...........................................     135     --
                                                              ------     --
                                                               2,100     --
Borrowings under bank line of credit........................   2,978     --
                                                              ------     --
                                                              $5,078    $--
                                                              ======     ==

                                 FILETEK, INC.

     The Company has available a line of credit with a bank which is secured by the Company's accounts receivable, certain sales-type leases and inventory. Under the line of credit agreement, the Company may borrow funds, based on eligible accounts receivable, investment in sales-type leases and inventory balances, as defined, not to exceed an aggregate borrowing level of $6,000,000. The Company may obtain up to $400,000 in letters of credit pursuant to the line of credit agreement. There were no outstanding letters of credit or principal borrowings under the line of credit at December 31, 1997. Any borrowings under the agreement are due and payable on May 31, 1999, unless otherwise renewed or extended and may be payable on demand if the Company does not maintain certain liquidity and net worth conditions. Interest was payable monthly at the bank's prime rate (8.5 percent at December 31, 1997) through May 31, 1997 and at LIBOR plus 2% thereafter. Approximately $181,000, $179,000 and $125,000 in interest payments were made on the line of credit during the years ended December 31, 1995, 1996 and 1997, respectively. There was approximately $4,000 and $13,000 of accrued interest due as of December 31, 1996 and 1997, respectively.


7.  COMMITMENTS

     The Company leases its facilities under operating leases and certain equipment and software under capital leases. The facilities' leases provide for annual minimum rent increases of three percent. Rental expense for operating leases was approximately $1,013,000, $1,050,000 and $966,000 during the years ended December 31, 1995, 1996 and 1997, respectively. The Company has posted an irrevocable letter of credit of $46,000 as a security deposit as of December 31, 1997, which is personally guaranteed by the Company's Chairman and Chief Executive Officer. Neither the letter of credit obligation nor the personal marketable securities of the Company's Chairman and Chief Executive Officer used to collateralize the letter of credit are recorded on the consolidated balance sheet of the Company at December 31, 1997. This letter of credit requirement does not encumber the availability of letters of credit under the Company's line of credit as described in Note 6. The amount of the letter of credit was increased to $50,000 in April 1998 in accordance with scheduled rent increases.

     The Company leases certain equipment under capital leases. The cost of assets under capital leases and the related accumulated amortization is $1,001,000, $1,443,000 and $526,000, $709,000, respectively, at December 31,
1996 and 1997, respectively. Amortization expense related to these leases is included with depreciation and amortization expense in the consolidated statement of cash flows.

     The aggregate liability for future rentals as of December 31, 1997 is as follows (in thousands):

                                                              CAPITAL     OPERATING
                                                               LEASES      LEASES
                                                              --------    ---------
1998........................................................    $297       $  773
1999........................................................     228          654
2000........................................................     134          640
2001........................................................     107          213
2002........................................................      75           --
                                                                ----       ------
                                                                 841       $2,280
                                                                           ======
Less amounts representing interest..........................     135
                                                                ----
Present value of minimum lease payments.....................     706
Less current portion........................................     226
                                                                ----
                                                                $480
                                                                ====

                                 FILETEK, INC.

8.  STOCKHOLDERS' EQUITY

  PREFERRED STOCK

     During 1989, 1992 and 1994, the Company sold one series of voting preferred stock ("Series A"). Series A is superior in rights and preferences to all other classes of stock. Each share of Series A is convertible into one share of Common Stock at any time subject to adjustment under certain dilutive circumstances. Conversion is automatic in the event of a public offering of common stock with aggregate proceeds in excess of specified amounts and per-share prices in excess of $25. See Note 13. Voting rights are on an as-converted basis. A total of 5,504,979 Common shares have been reserved for issuance in the event of Series A conversion.

     In the event of a merger, consolidation, sale or liquidation, the holders of Series A will be entitled to distribution preferences of $5 per share, plus accrued dividends. To date, no dividends have been declared by the Board of Directors.

     During 1990, the Company issued a second series of voting preferred stock ("Series B"). One share of Series B was issued in exchange for each share of outstanding Common Stock. Series B is subordinate in rights and preferences to Series A, but is superior in rights and preferences to all other classes of stock. Each share of Series B is convertible into one share of Common Stock at any time. Conversion is automatic in the event of a public offering of common stock with aggregate proceeds in excess of specified amounts and per-share prices in excess of $12. Voting rights are on an as-converted basis. A total of 3,214,461 Common shares have been reserved for issuance in the event of Series B conversion.

     Series B may be redeemed, at the option on the Company, provided that such redemption of Series B is approved by a two-thirds vote of the issued and outstanding shares of Series A. The redemption price for shares of Series B shall be $5 per share plus all accrued dividends and a prorated $0.50 per share per year redemption premium.

     In the event of a merger, consolidation, sale or liquidation, the holders of Series B will be entitled to distribution preferences of $5 per share, plus accrued dividends.

  STOCK OPTIONS

     The Company has granted nonqualified Common Stock options to certain employees and directors. Options are granted at the fair market value of the Company's Common Stock on the date of grant. Generally, the options become either exercisable over four to five years commencing one year from the date of the grant or are immediately exercisable, but are subject to repurchase by the Company on a pro rata basis over four years at the original exercise price. The options expire seven to ten years from the date of the grant.

                                 FILETEK, INC.

     Additional information with respect to stock option activity is summarized as follows:


                                                                        WEIGHTED-AVERAGE
                                                            SHARES       EXERCISE PRICE
                                                           ---------    ----------------
Outstanding at December 31, 1994.........................  1,514,305         $1.12
     Options granted.....................................    250,800          0.68
     Options exercised...................................     (1,500)         0.67
     Options canceled or expired.........................    (86,325)         1.11
                                                           ---------         -----
Outstanding at December 31, 1995.........................  1,677,280          1.05
     Options granted.....................................    277,875          0.87
     Options exercised...................................     (4,199)         0.87
     Options canceled or expired.........................   (190,689)         1.02
                                                           ---------         -----
Outstanding at December 31, 1996.........................  1,760,267          1.03
     Options granted.....................................    590,907          0.67
     Options exercised...................................    (75,900)         0.67
     Options canceled or expired.........................   (351,640)         1.04
                                                           ---------         -----
Outstanding at December 31, 1997.........................  1,923,634          0.93
                                                           ---------         -----
     Options granted.....................................    236,250          6.31
     Options exercised...................................     (3,720)         0.71
     Options canceled or expired.........................    (25,592)         0.95
                                                           ---------         -----
Outstanding at June 30, 1998.............................  2,130,572         $1.53
                                                           =========         =====
Options exercisable at June 30, 1998.....................  1,544,835         $1.09
                                                           =========         =====


     The following table summarizes information about stock options outstanding at December 31, 1997:

                                    OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                        --------------------------------------------    -----------------------------
                                        WEIGHTED-
                                         AVERAGE
                                        REMAINING
                                       CONTRACTUAL      WEIGHTED-                        WEIGHTED-
       RANGE OF           NUMBER          LIFE           AVERAGE          NUMBER          AVERAGE
    EXERCISE PRICE      OUTSTANDING    (IN YEARS)     EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
    --------------      -----------    -----------    --------------    -----------    --------------
$0.67                    1,158,279        6.96            $0.67            776,689         $0.67
$0.83                        3,750        7.86             0.83              1,872          0.83
$0.87                      221,380        8.28             0.87            112,840          0.87
$1.33                      464,775        5.79             1.33            456,612          1.33
$2.67                       75,450        1.29             2.67             75,450          2.67
                         ---------        ----            -----          ---------         -----
$0.67 -- $2.67           1,923,634        6.61            $0.93          1,423,463         $1.00
                         =========        ====            =====          =========         =====

     There were 1,423,463 options exercisable at December 31, 1997, of which 225,625 options were subject to repurchase by the Company at the original exercise price. At December 31, 1997, 1,923,634 Common shares have been reserved for issuance upon exercise of the options and 326,362 Common shares have been reserved for future grants.

     Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under the plans consistent with the methodology prescribed under SFAS No. 123,

                                 FILETEK, INC.

the Company's net income (loss) and earnings (loss) per share would have been the amounts indicated below (in thousands, except per share data):

                                                         YEARS ENDED DECEMBER 31,
                                                    -----------------------------------
                                                      1995         1996         1997
                                                    ---------   -----------   ---------
Net income (loss) and earnings (loss) per share as
  would be reported under SFAS No. 123:
     Net income (loss)............................  $   2,688   $    (6,731)  $   1,222
     Basic net income (loss) per share............  $1,043.88   $ (1,160.92)  $  151.43
     Diluted net income (loss) per share..........  $    0.31   $ (1,160.92)  $    0.14

     The effect of applying SFAS No. 123 on 1997 pro forma net income (loss) as stated above is not necessarily representative of the effects on reported net income (loss) for future years due to, among other things, (1) the vesting period of the stock options and (2) the fair value of additional stock options in future years. The fair value of the options granted during 1995 are estimated at $0.20 per share on the date of grant using the minimum value option-pricing model with the following assumptions: dividend yield 0%, risk-free interest rate of 6.00% and expected life of 6 years. The fair value of the options granted during 1996 are estimated at $0.25 per share on the date of grant using the minimum value option-pricing model with the following assumptions: dividend yield 0%, risk-free interest rate of 6.00% and expected life of 6 years. The fair value of the options granted during 1997 are estimated at $0.19 per share on the date of grant using the minimum value option-pricing model with the following assumptions: dividend yield 0%, risk-free interest rate of 6.00% and expected life of 6 years.

     During the year ended December 31, 1997, employees and directors exercised 75,000 options to purchase Common Stock in exchange for notes receivable totaling $50,000. Prior to March 31, 1998, the notes receivable were repaid by these individuals.

  UNEARNED COMPENSATORY STOCK OPTIONS (UNAUDITED)


     The Company applies APB No. 25 in accounting for the stock option plan, and, accordingly, recognizes compensation expense for the difference between the deemed fair value of the underlying Common Stock and the grant price of the option at the date of grant. During the six months ended June 30, 1998, the Company granted 236,250 options to purchase Common Stock. These options have a weighted-average exercise price of $6.31. During the six months ended June 30, 1998, the Company recorded unearned compensatory stock options of $692,000 for the difference between the option exercise price and the deemed fair value on the date of grant of stock options. The Company is amortizing such amounts ratably over the vesting period of the options, which is generally four years. During the six months ended June 30, 1998, the Company recognized $40,000 of compensation expense related to the Common Stock options.


9.  RELATED PARTY TRANSACTIONS

     Centennial Computer Corporation ("Centennial") and the Company are related by common management and ownership. Centennial made loans to the Company during the years ended December 31, 1995, 1996 and 1997 totaling approximately $7,416,000, $4,157,000 and $3,947,000, respectively, which have been repaid as of December 31, 1997. Interest expense accrued and paid on the loans was approximately $105,000, $74,000 and $80,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

     Centennial also leases computer equipment to the Company under obligations classified as capital leases. Decreasing monthly installments beginning at approximately $17,000, including interest at 12 to 18 percent, are due through December 1998. The capital lease obligation to Centennial was approximately $330,000 and $217,000 at December 31, 1996 and 1997, respectively. Interest expensed and paid on the capital leases for the

                                 FILETEK, INC.

years ended December 31, 1995, 1996 and 1997 was approximately $51,000, $52,000 and $44,000, respectively. During March 1998, the Company repaid the entire capital lease obligation to Centennial.

     In addition to the financing activities discussed above, the companies prorate the costs of shared facilities based on employee counts. Centennial reimbursed the Company approximately $38,000, $36,000 and $42,000 for its share of facilities during the years ended December 31, 1995, 1996 and 1997, respectively.

     During years ended December 31, 1995, 1996 and 1997, the Company's Chairman and Chief Executive Officer made loans totaling $1,335,000, $2,100,000 and $640,000, respectively, to the Company. During the years ended December 31, 1995, 1996 and 1997, the Company made principal and interest payments totaling approximately $106,000, $956,000 and $2,382,000. In May 1997, this individual assigned these subordinated notes to a related family entity under the same terms and conditions. Interest expense incurred on these notes was approximately $282,000 during 1997, including interest accrued on notes entered into during both 1996 and 1997. There was approximately $103,000 of accrued interest at December 31, 1996. All outstanding loans and accrued interest were repaid in full during 1997 and there was no outstanding balance at December 31, 1997.

10.  MAJOR CUSTOMERS

     During 1995, three customers accounted for an aggregate of approximately 37% of the Company's revenues. During 1996, two customers accounted for an aggregate of approximately 23% of the Company's revenues. During 1997, two customers accounted for an aggregate of approximately 31% of the Company's revenues.

11.  RETIREMENT PLAN

     Effective January 1, 1990, the Company established a defined contribution plan (the "Plan") which covers substantially all the employees of the Company and qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. The Company may make matching contributions at its discretion of up to 25% of the participants' first $1,200 contribution. Employee contributions are limited to the Internal Revenue Service annual contribution limit ($9,500 for calendar year 1997). The Company made contributions of $22,000, $22,000 and $19,000 to the Plan for the years ended December 31, 1995, 1996 and 1997, respectively.

                                 FILETEK, INC.

12.  NET INCOME (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except share data):


                                                                                           SIX MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,                JUNE 30,
                                                 ------------------------------------   -----------------------
                                                    1995         1996         1997         1997         1998
                                                 ----------   ----------   ----------   ----------   ----------
Numerator:
    Net income (loss)..........................  $    2,697   $   (6,708)  $    1,509   $      656   $    4,833
                                                 ==========   ==========   ==========   ==========   ==========
Denominator:
    Denominator for basic earnings per share --
      weighted-average shares..................       2,575        5,798        8,070        7,860       85,974
Effect of dilutive securities:
    Employee stock options.....................      65,266           --       50,230       80,998    1,097,442
    Unearned compensatory stock options........          --           --           --           --      (66,686)
    Conversion of Series A Preferred Stock.....   5,504,979           --    5,504,979    5,504,979    5,504,979
    Conversion of Series B Preferred Stock.....   3,214,461           --    3,214,461    3,214,461    3,214,461
                                                 ----------   ----------   ----------   ----------   ----------
Dilutive potential common shares:..............   8,784,706           --    8,769,670    8,800,437    9,750,195
                                                 ----------   ----------   ----------   ----------   ----------
    Denominator for diluted earnings per
      share -- adjusted weighted-average
      shares...................................   8,787,281        5,798    8,777,740    8,808,297    9,836,163
                                                 ==========   ==========   ==========   ==========   ==========
    Basic net loss per share...................  $ 1,047.47   $(1,156.89)  $   187.00   $    83.38   $    56.21
                                                 ==========   ==========   ==========   ==========   ==========
    Diluted net loss per share.................  $     0.31   $(1,156.89)  $     0.17   $     0.07   $     0.49
                                                 ==========   ==========   ==========   ==========   ==========



13.  PRO FORMA INFORMATION



     The consolidated financial statements include unaudited pro forma information as of June 30, 1998 to reflect, upon the Company's initial public offering, the conversion of all outstanding shares of Series A and Series B Preferred Stock into shares of Common Stock.



14.  SUBSEQUENT EVENTS


  PREFERRED STOCK


     On June 12, 1998, the stockholders of the Company approved an amendment to the Company's certificate of incorporation to modify the conversion rights of Series A and Series B. Effective June 17, 1998, each share of Series A and Series B shall automatically convert into shares of Common Stock upon the consummation of an initial public offering in which the public offering price is not less than $8.00 per share, and the net proceeds to the Company are not less than $15,000,000.


  COMMON STOCK


     On June 12, 1998, the Board of Directors approved a 3-for-2 stock split in the form of a stock dividend of the Company's Common Stock. All references in the accompanying consolidated financial statements to the number of shares of Common Stock and per-share amounts have been restated to reflect the split.


  STOCK OPTIONS

     In June 1998, the Company adopted the 1998 Omnibus Plan (the "Omnibus Plan"). Pursuant to the Omnibus Plan, employees, officers, directors of the Company or any affiliate of the Company may receive options to purchase Common Stock. The Omnibus Plan is administered by the Board of Directors, or by such committee or committees as may be appointed by the Board of Directors. 1,500,000 shares have been reserved for issuance under the Omnibus Plan.

------------------------------------------------------
------------------------------------------------------

     No dealer, sales representative or other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no changes in the affairs of the Company or that the information contained herein is correct as of any time subsequent to the date hereof.
                          ----------------------------

                               TABLE OF CONTENTS
                          ----------------------------


                                       PAGE
                                       ----
Prospectus Summary...................     3
Risk Factors.........................     6
Use of Proceeds......................    15
Dividend Policy......................    15
Capitalization.......................    16
Dilution.............................    17
Selected Consolidated Financial
  Data...............................    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    19
Business.............................    31
Management...........................    41
Certain Transactions.................    49
Principal and Selling Stockholders...    50
Description of Capital Stock.........    52
Shares Eligible for Future Sale......    54
Underwriting.........................    56
Legal Matters........................    57
Experts..............................    57
Additional Information...............    57
Glossary.............................    59
Index to Financial Statements........   F-1
     Until             , 1998 (25 days
after the date of this Prospectus), all
dealers effecting transactions in the
Common Stock, whether or not participating
in this distribution, may be required to
deliver a Prospectus. This is in addition
to the obligation of dealers to deliver a
Prospectus when acting as Underwriters and
with respect to their unsold allotments or
subscriptions.


------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                           SHARES
                                 [FILETEK LOGO]
                                  COMMON STOCK

                          ----------------------------
                                   PROSPECTUS
                          ----------------------------

                             NationsBanc Montgomery
                                 Securities LLC

                                  BancAmerica
                               Robertson Stephens

                                  FAC/Equities
                                            , 1998

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses to be paid by the Registrant in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq listing fee.

Securities and Exchange Commission filing fee...............  $ 14,750
National Association of Securities Dealers, Inc. filing
  fee.......................................................     5,500
Nasdaq/NNM listing fee......................................         *
Transfer agent's and registrar's fees.......................         *
Printing expenses...........................................   200,000
Legal fees and expenses.....................................         *
Accounting fees and expenses................................         *
Blue Sky filing fees and expenses...........................    10,000
Miscellaneous expenses......................................         *
                                                              --------
          Total.............................................  $
                                                              ========

---------------
*To be added by amendment.

     All of the above expenses will be paid by the Registrant.

14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subsection (a) of Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification is extended to directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under
Section 145.

     The Registrant has executed indemnification agreements with each of its officers and directors pursuant to which the registrant has agreed to indemnify such parties to the full extent permitted by law, subject to certain exceptions, if such party becomes subject to an action because such party is a director or officer of the Registrant.

     Section 102(b)(7) of the Delaware General Corporation Law enables a corporation in its certificate of incorporation to limit the personal liability of members of its board of directors for violation of a director's fiduciary duty of care. This Section does not, however, limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, or from any transaction in which the director derived an improper personal benefit. This Section also will have no effect on claims arising under the federal securities laws. The Registrant's Amended and Restated Certificate of Incorporation limits the liability of its directors as authorized by Section 102(b)(7).

     The Registrant intends to obtain liability insurance for the benefit of its directors and officers that provides coverage of losses of directors and officers for liabilities arising out of claims against such persons acting as directors or officers of the registrant (or any subsidiary thereof) due to any breach of duty, neglect, error, misstatement, misleading statement, omission or act done by such directors and officers, except as prohibited by law.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director. The form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its directors and officers, and by the Registrant of the Underwriters, for certain liabilities arising under the Securities Act of 1933, as amended (the "Act") or otherwise.

15.  RECENT SALES OF UNREGISTERED SECURITIES


     Since August 1, 1995, the Registrant has issued unregistered securities in the transactions described below. Securities issued in such transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Act, relating to sales by an issuer not involving any public offering, or under Rule 701 under the Act as transactions made pursuant to a written compensatory plan or pursuant to a written contract relating to compensation. The sales of securities were made without the use of an underwriter and the certificates evidencing the shares bear a restrictive legend permitting the transfer thereof only upon registration of the shares or an exemption under the Act. All recipients had adequate access to information about the Registrant.



     (i) Since August 1, 1995, the Registrant has issued 83,819 shares of Common Stock due to the exercise of options at a weighted average exercise price of $0.68 per share.



     (ii) Since August 1, 1995, the Registrant has issued stock options to purchase an aggregate of 728,775 shares of its Common Stock under the 1990 Stock Option Incentive Plan at a weighted average exercise price of $2.10 per share.



     (iii) Since August 1, 1995, the Registrant has issued stock options to purchase an aggregate of 288,750 shares of its Common Stock under the 1990 Non-Statutory Option Plan at a weighted average exercise price of $1.33 per share.

     (iv) Since June 1, 1995, the Registrant has issued stock options to purchase an aggregate of 104,757 shares of its Common Stock through separate option agreements at a weighted average exercise price of $2.15 per share.

16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS


   1.1*   Form of Underwriting Agreement.
   3.1    Amended and Restated Certificate of Incorporation of the
          Registrant.
   3.2    Amended and Restated Bylaws of the Registrant.
   4.1@   Specimen stock certificate for shares of Common Stock of the
          Registrant.
   5.1    Form of Opinion of Piper & Marbury L.L.P. regarding legality of securities being registered.
  10.1    Amended and Restated 1990 Stock Option Incentive Plan.
  10.2    Amended and Restated 1990 Non-qualified Stock Option Plan.
  10.3    1998 Omnibus Stock Plan.
  10.4@   1998 Directors' Stock Option Plan.
  10.5    Lease Agreement dated April 13, 1993, by and between the
          Registrant and Principal Mutual Life Insurance Company.
  10.6    First Addendum to Lease Agreement dated September 30, 1993, by and between the Registrant and Principal Mutual Life
          Insurance Company (relating to Exhibit 10.5).
  10.7    First Lease Amendment dated July 9, 1997, by and between the
          Registrant and Principal Mutual Life Insurance Company
          (relating to Exhibit 10.5).
  10.8    Loan Agreement dated May 31, 1998, by and between the
          Registrant and NationsBank, N.A.
  10.9    Revolving Promissory Note issued by the Company on May 31,
          1998, to NationsBank, N.A.
  10.10   Security Agreement dated August 31, 1994, by and between the
          Registrant and/or Filetek UK Limited and NationsBank, N.A.
  10.11   Subordination Agreement dated August 31, 1994, by and
          between William C. Thompson Revocable Trust, Patsy A.
          Thompson Revocable Trust, William C. Thompson, Individually
          and/or Patsy A. Thompson, Individually, the Registrant and
          NationsBank, N.A.
  10.12*+ Direct Original Equipment Manufacturer Agreement dated
          December 9, 1996, by and between the Registrant and Sun
          Microsystems Computer Company, a division of Sun
          Microsystems, Inc.
  21.1    Subsidiaries of the Registrant.
  23.1*   Consent of Ernst & Young LLP, Independent Auditors
  23.2    Consent of Piper & Marbury L.L.P. (to be included as part of
          Exhibit 5.1 hereto).
  23.3*   Consent of Patton Boggs LLP.
  24.1    Power of Attorney (included in signature pages).
  27*     Financial Data Schedule.


---------------

 * Filed herewith.


 @ To be filed by amendment.


 + Portions of this Exhibit were omitted and filed separately with the Secretary of the Commission pursuant to the Registrant's Application Requesting Confidential Treatment under Rule 406 of the Act, on the date hereof.


   All other exhibits previously filed.


  (B) FINANCIAL STATEMENT SCHEDULES

   SCHEDULE                            DESCRIPTION
   --------                            -----------
Schedule II...  Valuation and Qualifying Accounts and Reserves

17.  UNDERTAKINGS

     A. The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     C. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

     D. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on the 6th day of August, 1998.


                                          FILETEK, INC.

                                          By:    /s/ WILLIAM C. THOMPSON
                                            ------------------------------------
                                                    William C. Thompson
                                              Chairman of the Board and Chief
                                                      Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



                SIGNATURE                                        TITLE                             DATE
                ---------                                        -----                             ----
         /s/ WILLIAM C. THOMPSON            Chairman of the Board and Chief Executive         August 6, 1998
------------------------------------------  Officer (Principal Executive Officer)
           William C. Thompson

                    *                       President, Chief Operating Officer and            August 6, 1998
------------------------------------------  Director
             David L. Beamer

          /s/ WILLIAM P. LOOMIS             Vice President, Finance and Administration,       August 6, 1998
------------------------------------------  Chief Financial Officer, Treasurer and
            William P. Loomis               Secretary (Principal Accounting
                                            and Financial Officer)

                    *                       Director                                          August 6, 1998
------------------------------------------
              Elliot H. Cole

                                            Director                                          August 6, 1998
------------------------------------------
          Lewis S. Frauenfelder

                                            Director                                          August 6, 1998
------------------------------------------
            Kenneth W. Simonds

          /s/ *WILLIAM P. LOOMIS
------------------------------------------
            William P. Loomis
             Attorney-in-Fact

           SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                 (IN THOUSANDS)

FILETEK, INC.

                                                  BALANCE AT                                  BALANCE
                                                 BEGINNING OF                                AT END OF
                CLASSIFICATION                      PERIOD       ADDITIONS     DEDUCTIONS     PERIOD
                --------------                   ------------    ---------     ----------    ---------
Allowance for doubtful accounts:
     Year ended December 31, 1995..............       45             55            --           100
     Year ended December 31, 1996..............      100             19            36(1)         83
     Year ended December 31, 1997..............       83             67            75(1)         75
Reserve for inventory obsolescence:
     Year ended December 31, 1995..............      159             --                         159
     Year ended December 31, 1996..............      159            185            --           344
     Year ended December 31, 1997..............      344            528            --           872

---------------
(1) Write off of accounts receivable

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
FileTek, Inc.

     We have audited the consolidated financial statements of FileTek, Inc. as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 and have issued our report thereon dated April 16, 1998, except for Note 13, as to which the date is June 18, 1998 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. The schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                                           /s/ Ernst & Young LLP

Vienna, Virginia
April 16, 1998, except Note 13,
as to which the date is June 18, 1998

                                       S-2